

Tel: 02 9921 2999
Fax: 02 9921 2552

St Leonards
72 Christie Street
St Leonards NSW 2065

AGL Energy Limited
ACN 115 061 375

Locked Bag 1837
ST LEONARDS NSW 2065
www.agl.com.au

3 October 2006



06017459

BY COURIER

Attention: Mr Michael Coco
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street NW
WASHINGTON DC 20549
(Contact Tel: 202.628.4222)

SUPPL

Dear Sir

THE AUSTRALIAN GAS LIGHT COMPANY
12g3-2(b) INFORMATION
FILE NO. 82-4797

I enclose information which The Australian Gas Light Company is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please call the undersigned on +61 2 9921 2696

Yours faithfully

Paul McWilliams
Group Manager Corporate & External Services
& Company Secretary

Encl.

Issues Raised and Reported to the ASX

Period 1 September 2006 – 30 September 2006 (inclusive)

5 September 2006	Chairman's letter to Shareholders
5 September 2006	Proxy Form
5 September 2006	Full Financial Report Part 1
5 September 2006	Full Financial Report Part 2
5 September 2006	Concise Annual Report
5 September 2006	ASX Statement – Concise Annual Report
5 September 2006	ASX Statement – Scheme of Arrangement
13 September 2006	Appendix 3Y
18 September 2006	Expands Hydro Power Generation Portfolio
21 September 2006	New Directors announced for AGL Energy
21 September 2006	AGL Supplementary Scheme Booklet
21 September 2006	ASX Statement re Supplementary Scheme Booklet information
26 September 2006	Change of Director's Interest Notice x 6
29 September 2006	ASX Statement
29 September 2006	AGL receives draft ATO ruling on Scheme


ASX
AUSTRALIAN STOCK EXCHANGE

RECEIVED
2006 OCT 11 A 11:12

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 05/09/2006

TIME: 15:43:22

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Full Financial Report Part 1

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

financials.


AGL

The Australian Gas Light Company ABN 95 052 167 405
Full Financial Report 2006


AGL

The Australian Gas Light Company and Subsidiaries

Full Financial Report for the year ended 30 June 2006

The Australian Gas Light Company ABN 95 052 167 405



THE AUSTRALIAN GAS LIGHT COMPANY AND SUBSIDIARIES
FULL FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2006

Contents *Page No.*



THE AUSTRALIAN GAS LIGHT COMPANY AND SUBSIDIARIES
INCOME STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2006

	Note	Consolidated		Parent Entity	
		2006	2005	2006	2005
		$m	$m	$m	$m
Continuing operations					
Revenue	3	4,239.0	3,871.1	463.7	566.7
Other income	4	29.1	19.7	108.9	14.9
Expenses	5	(3,428.0)	(3,426.7)	(335.1)	(422.3)
Share of profits of associates and jointly controlled entities using the equity method	17	100.8	83.5	-	-
Profit before finance costs, depreciation and amortisation		940.9	547.6	237.5	159.3
Depreciation and amortisation	6	(205.6)	(159.7)	(2.2)	(1.8)
Profit before finance costs		735.3	387.9	235.3	157.5
Finance costs	6	(143.8)	(89.2)	(211.9)	(125.9)
Profit from continuing operations before income tax		591.5	298.7	23.4	31.6
Income tax (expense)/income	7	(134.5)	(54.4)	82.7	(32.3)
Profit from continuing operations after income tax		457.0	244.3	106.1	(0.7)
Profit from discontinued operations	45	-	680.2	-	-
Profit for the period		457.0	924.5	106.1	(0.7)
Profit attributable to minority interest		-	(20.1)	-	-
Profit attributable to shareholders of the Parent Entity		457.0	904.4	106.1	(0.7)
Earnings per share					
Basic (cents per share)	36	100.2	198.1		
Diluted (cents per share)	36	100.0	197.8		
Earnings per share from continuing operations					
Basic (cents per share)	36	100.2	53.5		
Diluted (cents per share)	36	100.0	53.4		

The notes following the financial statements form part of the financial report.



THE AUSTRALIAN GAS LIGHT COMPANY AND SUBSIDIARIES
BALANCE SHEETS
AS AT 30 JUNE 2006

		Consolidated		Parent Entity	
		2006	2005	2006	2005
	Note	$m	$m	$m	$m
Current assets					
Cash and cash equivalents	9	109.0	394.2	32.0	381.9
Trade and other receivables	10	940.8	807.0	13.2	26.0
Inventories	11	31.4	14.0	-	-
Other financial assets	12	198.5	-	3.0	-
Other assets	13	14.7	56.3	0.5	1.0
Non-current assets classified as held for sale	14	-	15.2	-	14.2
Total current assets		1,294.4	1,286.7	48.7	423.1
Non-current assets					
Trade and other receivables	15	22.3	0.4	-	-
Investments accounted for using the equity method	17	1,009.4	971.9	-	-
Exploration and evaluation assets	18	51.5	-	-	-
Oil and gas assets	19	498.5	-	-	-
Property, plant and equipment	20	4,602.4	3,782.4	31.0	8.5
Intangible assets	21	2,402.4	1,556.1	2.6	3.3
Deferred tax assets	7	303.6	127.0	36.6	127.7
Other financial assets	16	256.3	123.4	7,409.2	5,314.6
Other assets	22	47.0	33.0	31.5	17.3
Total non-current assets		9,193.4	6,594.2	7,510.9	5,471.4
Total assets		10,487.8	7,880.9	7,559.6	5,894.5
Current liabilities					
Trade and other payables	23	511.7	433.4	480.6	338.0
Borrowings	24	2,009.0	236.4	2,000.0	190.3
Provisions	26	59.5	60.3	16.8	22.5
Current tax liabilities		28.8	86.0	20.9	67.3
Other financial liabilities	25	224.0	-	3.0	-
Other liabilities	27	3.6	8.9	-	0.2
Total current liabilities		2,836.6	825.0	2,521.3	618.3
Non-current liabilities					
Trade and other payables	28	-	-	1,135.3	984.2
Borrowings	29	1,421.1	1,406.8	1,362.5	1,396.2
Provisions	31	52.5	46.0	6.2	9.8
Deferred tax liabilities	7	1,127.0	945.8	56.1	376.0
Other financial liabilities	30	260.7	-	105.9	-
Other liabilities	32	25.6	5.3	20.2	-
Total non-current liabilities		2,886.9	2,403.9	2,686.2	2,766.2
Total liabilities		5,723.5	3,228.9	5,207.5	3,384.5
Net assets		4,764.3	4,652.0	2,352.1	2,510.0
Equity					
Issued capital	33	1,997.3	2,010.1	1,997.3	2,010.1
Reserves	34	(36.1)	(8.6)	21.7	(4.1)
Retained earnings	35	2,803.1	2,650.5	333.1	504.0
Total equity		4,764.3	4,652.0	2,352.1	2,510.0

The notes following the financial statements form part of the financial report.



THE AUSTRALIAN GAS LIGHT COMPANY AND SUBSIDIARIES
CASH FLOW STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2006

		Consolidated		Parent Entity	
		2006	2005	2006	2005
	Note	$m	$m	$m	$m
Cash flows from operating activities					
Receipts from customers		5,012.0	4,842.3	284.2	267.8
Payments to suppliers and employees		(4,345.4)	(4,139.6)	(345.5)	(341.4)
Dividends received		83.6	92.8	190.0	78.6
Finance income received		19.9	25.0	17.1	218.3
Finance costs paid		(164.6)	(116.1)	(171.3)	(104.4)
Income taxes paid		(169.5)	(147.0)	(120.0)	(132.4)
Net cash provided by/(used in) operating activities	50(d)	436.0	557.4	(145.5)	(13.5)
Cash flows from investing activities					
Payments for property, plant and equipment		(270.0)	(197.5)	(16.6)	(9.9)
Payments for exploration and evaluation		(49.4)	-	-	-
Payments for oil and gas assets		(557.1)	-	-	-
Payments for investments		(1.6)	(22.0)	(459.5)	(22.0)
Payments for intangibles		(0.7)	(0.2)	-	-
Payments for acquisition of businesses/subsidiaries	43	(1,455.2)	(19.0)	-	-
Loans advanced		(12.3)	(18.2)	(11.4)	(18.2)
Proceeds from sale of property, plant and equipment		46.7	47.4	52.5	43.7
Proceeds from disposal of investments		-	1.1	-	1.1
Proceeds from disposal of subsidiaries	45	-	777.8	-	-
Proceeds from loan repayments		11.0	20.1	11.0	15.4
Net cash provided by/(used in) investing activities		(2,288.6)	589.5	(424.0)	10.1
Cash flows from financing activities					
Capital return		-	(228.7)	-	(228.7)
On market share purchases		(20.7)	-	(20.7)	-
Proceeds from borrowings and hedge receipts on foreign currency borrowings		2,496.8	445.4	2,489.9	173.5
Repayment of borrowings and hedge payments on foreign currency borrowings		(610.9)	(539.2)	(610.0)	(300.0)
Loans (advanced to)/repaid by subsidiaries		-	-	(1,336.7)	1,152.4
Dividends paid		(287.6)	(448.6)	(287.6)	(420.0)
Net cash provided by/(used in) financing activities		1,577.6	(771.1)	234.9	377.2
Net increase/(decrease) in cash held		(275.0)	375.8	(334.6)	373.8
Cash at the beginning of the financial year		377.0	1.4	366.6	(7.2)
Effect of exchange rate changes on the balance of cash held in foreign currencies		0.1	(0.2)	-	-
Cash at the end of the financial year	50(a)	102.1	377.0	32.0	366.6

The notes following the financial statements form part of the financial report.



THE AUSTRALIAN GAS LIGHT COMPANY AND SUBSIDIARIES
STATEMENTS OF RECOGNISED INCOME AND EXPENSE
FOR THE YEAR ENDED 30 JUNE 2006

	Note	Consolidated 2006 $m	Consolidated 2005 $m	Parent Entity 2006 $m	Parent Entity 2005 $m
Cash flow hedges:					
Gain/(loss) taken to equity	34	(16.5)	-	17.1	-
Transferred to profit or loss for the period	34	112.5	-	0.2	-
Net gain/(loss) on hedge of net investment in foreign operations	34	1.6	-	-	-
Foreign exchange translation differences	34	17.3	19.5	-	-
Actuarial gain/(loss) on defined benefit superannuation plans		15.2	(3.7)	15.2	(3.7)
Share of decrements in reserves and retained earnings attributable to associates and jointly controlled entities		(0.9)	(5.4)	-	-
Income tax on items taken directly to or transferred from equity		(23.4)	1.1	(9.8)	1.1
Net income/(expense) recognised directly in equity		105.8	11.5	22.7	(2.6)
Profit for the period		457.0	924.5	106.1	(0.7)
Total recognised income and expense for the period		562.8	936.0	128.8	(3.3)
Attributable to:					
Shareholders of the Parent Entity		562.8	915.9	128.8	(3.3)
Minority interest		-	20.1	-	-
		562.8	936.0	128.8	(3.3)

Reconciliation of statement of recognised income and expense to equity movements

	Consolidated Reserves $m	Consolidated Retained earnings $m
Balance at 30 June 2005	(8.6)	2,650.5
Current period adjustments	92.4	13.4
* A-IFRS transitional adjustments current period	(123.3)	(30.4)
Movement in reserves and retained earnings not reflected in statement of recognised income and expense above:		
Share-based payment transactions	3.4	-
Profit for the period	-	457.0
Dividends paid	-	(287.4)
Balance at 30 June 2006	(36.1)	2,803.1

* A-IFRS transitional adjustments current period	Reserves $m	Retained earnings $m
Fair value at date of transition of qualifying hedges	(176.2)	-
Income tax (expense)/income	52.9	-
Share of increments in earnings attributable to associates	-	19.3
Fair value at date of transition of derivatives that do not qualify as hedges	-	(71.0)
Income tax (expense)/income	-	21.3
	(123.3)	(30.4)

The notes following the financial statements form part of the financial report.



Note 1 - Statement of significant accounting policies

(a) Statement of compliance

The financial report is a general purpose financial report which has been prepared in accordance with the Corporations Act 2001, Australian Accounting Standards and Urgent Issues Group Interpretations. The financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards (A-IFRS).

Compliance with A-IFRS ensures that the financial report, comprising the financial statements and notes complies with International Financial Reporting Standards except for the disclosure requirements in IAS 32 *Financial Instruments: Disclosure and Presentation.* The Australian equivalent Accounting Standard, AASB 132 *Financial Instruments: Disclosure and Presentation* does not require such disclosures to be presented by the Parent Entity where its separate financial statements are presented together with the consolidated financial statements of the consolidated entity.

This is the first financial report prepared based on A-IFRS and comparatives for the year ended 30 June 2005 have been restated accordingly. The consolidated entity has not restated comparative financial information for financial instruments, including derivatives, as permitted under the first-time adoption transitional provisions. The accounting policies for financial instruments applicable to the comparative information are consistent with those adopted and disclosed in the financial report for the year ended 30 June 2005.

The financial report was authorised for issue by the Directors on 23 August 2006.

(b) Basis of preparation

At 30 June 2006 there is a deficiency in current assets to current liabilities in the consolidated balance sheet which is primarily due to the acquisition of Southern Hydro which was funded from debt facilities classified as a current liability. AGL refinanced these facilities in February 2006 with maturity dates extended for an average of 3.25 years subject to AGL's demerger proposal proceeding. Because AGL's demerger proposal did not proceed, the debt facilities will fall due for repayment on 28 November 2006. It is expected that the facilities will be refinanced before the maturity date, although the manner in which the refinancing will occur will depend on whether the transaction with Alinta will proceed.

The financial report has been prepared on the basis of historical cost, except for derivative financial instruments which have been measured at fair value.

In the application of A-IFRS, management is required to make judgements, estimates and assumptions about the carrying values of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable in the circumstances, the results of which form the basis of making judgements. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of A-IFRS that have significant effects on the financial statements and estimates with a significant risk of material adjustments in the next year are disclosed, where applicable, in the relevant notes to the financial statements.

Accounting policies are selected and applied in a manner which ensures that the resulting financial information satisfies the concepts of relevance and reliability, thereby ensuring that the substance of the underlying transactions or other events is reported.

The consolidated entity changed its accounting policies on 1 July 2005 to comply with A-IFRS. The transition to A-IFRS is accounted for in accordance with AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards,* with 1 July 2004 as the date of transition. An explanation of how the transition from superseded policies to A-IFRS has affected the Parent Entity's and consolidated entity's financial position, financial performance and cash flows is discussed in Note 54.

The Directors have elected under section 334(5) of the Corporations Act 2001 to early adopt the following revised accounting standards and amendments:

AASB 119 *Employee Benefits* (December 2004);
AASB 2005-1 (amendments to AASB 139 *Financial Instruments: Recognition and Measurement*);
AASB 2005-3 (amendments to AASB 119 *Employee Benefits);* and
AASB 2005-6 (amendments to AASB 3 *Business Combinations*).

No other Australian Accounting Standards issued but not yet effective have been early adopted for the year ended 30 June 2006, and they are not expected to result in significant accounting policy or disclosure changes.

The accounting policies adopted have been applied consistently throughout the two reporting periods contained in the financial report with the exception of AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement* which are only applicable from 1 July 2005.

The Parent Entity is an entity to which ASIC Class Order 98/100 applies and in accordance with that Class Order, amounts in the financial report are rounded off to the nearest tenth of a million dollars unless otherwise stated. The financial report is presented in Australian dollars.



Note 1 - Statement of significant accounting policies (continued)

(c) Principles of consolidation

The consolidated financial statements of the consolidated entity comprise The Australian Gas Light Company (Parent Entity), a company domiciled in Australia and its subsidiaries.

Control exists when the Parent Entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

The financial statements of subsidiaries have been prepared for the same reporting period as the Parent Entity, using consistent accounting policies. Adjustments have then been made to bring into line any dissimilar accounting policies that may exist across the consolidated entity.

Intragroup balances and any unrealised gains and losses or income and expenses arising from intragroup transactions are eliminated in preparing the consolidated financial statements.

(d) Cash and cash equivalents

Cash and cash equivalents comprise cash in banks, cash on hand and short-term money market deposits. Bank overdrafts and short-term money market borrowings are included as a component of cash and cash equivalents for the purpose of the cash flow statement.

(e) Trade and other receivables

Trade receivables, loans and other receivables are recorded at amortised cost less impairment.

An allowance for doubtful debts is raised when the collection of the full amount of the debt is no longer probable. Bad debts are written off when identified.

Unbilled revenue represents estimated gas and electricity services supplied to customers but unbilled at the end of the financial year.

(f) Inventories

Stocks and materials are valued at the lower of cost and estimated net realisable value. Costs, including an appropriate portion of fixed and variable overhead expenses, are assigned to inventory on hand by the method most appropriate to each particular class of inventory, with the majority being valued on a first-in-first-out basis.

(g) Investments

In the Parent Entity's financial statements, investments in subsidiaries and associates are carried at the lower of cost or estimated recoverable amounts.

Investments in associates and jointly controlled entities are shown at cost plus the consolidated entity's share of the post-acquisition undistributed profits and reserves of the associates or jointly controlled entities. The results of associates and jointly controlled entities are accounted for by using the equity method of accounting.

Interests in jointly controlled assets and operations are recognised by including in the financial report under the appropriate categories the consolidated entity's relevant proportion of joint venture revenues, expenses, assets and liabilities.

Investments in other entities are initially recognised at cost. After initial recognition, these investments are stated at fair value less any impairment.

(h) Property, plant and equipment

Purchased assets

Items of property, plant and equipment are initially brought to account at cost which includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. For major qualifying assets, cost includes, where applicable, finance and other costs incurred during construction or represents, where applicable, the fair value of assets acquired on the purchase of subsidiaries.

Property, plant and equipment are stated at cost or deemed cost less accumulated depreciation and impairment.

Certain items of property, plant and equipment that had been revalued to fair value on 1 July 2004, the date of transition to A-IFRS, are measured on the basis of deemed cost.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement in the financial year the asset is derecognised.

Property, plant and equipment, other than freehold land, leasehold improvements and surplus properties held for sale, are depreciated on a straight line basis at rates based upon the expected useful lives of the assets. The estimated useful lives, residual values and depreciation method are reviewed at the end of each annual reporting period.



Note 1 - Statement of significant accounting policies (continued)

(h) Property, plant and equipment (continued)
Leasehold improvements are amortised over the periods of the relevant leases or the expected useful lives of the improvements, whichever are the shorter.

The following estimated useful lives are used in the calculation of depreciation:

Freehold buildings	- 50 years;
Leasehold improvements	- lesser of lease period or 20 years; and
Plant and equipment	- 3 to 50 years.

Leased assets
Leases are classified as finance leases when the consolidated entity assumes substantially all the risks and rewards of ownership.

Assets held under finance leases are capitalised at the inception of the lease at their fair value or, if lower, at the present value of the minimum lease payments. The corresponding liability is included in the balance sheet as a finance lease liability.

Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognised as an expense in the income statement.

Finance leased assets are amortised on a straight line basis over the estimated useful life of the asset.

Operating lease payments are recognised as an expense in the income statement on a straight line basis over the lease term. In the event that lease incentives are received to enter into operating leases, such incentives are recognised as a liability. The aggregate benefits of incentives are recognised as a reduction of rental expense on a straight line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

(i) Oil and gas assets
The costs of oil and gas assets in the development phase are separately accounted for as tangible assets. When commercial operation commences, the accumulated costs are transferred to oil and gas assets in production. The costs of oil and gas assets in production are separately accounted for as tangible assets and include past exploration and evaluation costs, past development costs and the ongoing costs of continuing to develop reserves for production and to expand or replace plant and equipment and any associated land and buildings. These costs are subject to depletion using a unit of production method over the life of the estimated Proven plus Probable (2P) reserves. Depletion is not charged on costs carried forward in respect of assets in the development stage until production commences. Estimated reserves are determined on an annual basis.

(j) Exploration and evaluation assets
Exploration and evaluation expenditure for each area of interest is accounted for using the successful efforts method. This method requires all expenditure associated with exploration and evaluation to be expensed when incurred except for the costs of successful wells and acquisition of interests in new exploration assets including licences. The costs directly associated with drilling new wells are capitalised pending evaluation of the results of the well. When the oil or gas field reaches the stage of development, the accumulated exploration and evaluation assets are transferred to development assets.

(k) Intangible assets
Intangible assets acquired separately or in a business combination are initially measured at cost. The cost of an intangible asset acquired in a business combination is its fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and impairment losses.

The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite useful lives are amortised over the useful life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method are reviewed at least at each reporting date.

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level. Such intangibles assets are not amortised.

Goodwill
Goodwill represents the excess of the cost of acquisition over the fair value of the identifiable assets, liabilities and contingent liabilities acquired. Goodwill is not amortised, but is tested for impairment annually and whenever there is an indication that the goodwill may be impaired. Any impairment is recognised immediately in profit or loss and is not subsequently reversed.

As at the acquisition date, any goodwill acquired is allocated to each of the cash-generating units expected to benefit from the combination's synergies.

Licences
Licences are carried at cost less any accumulated impairment losses. Licences are considered to have indefinite useful lives as they were either granted in perpetuity or there is evidence that the licences will be renewed beyond the initial term and the cost of renewal is not significant. Licences with indefinite useful lives are not amortised, but are tested for impairment annually and whenever there is an indication that the licences may be impaired. Any impairment is recognised immediately in profit or loss.



Note 1 - Statement of significant accounting policies (continued)

(l) Impairment
At each reporting date, the consolidated entity reviews the carrying amount of its tangible and intangible assets, other than inventories and deferred tax assets, to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the consolidated entity estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Goodwill and other intangible assets with indefinite useful lives are tested for impairment annually and whenever there is an indication of impairment. An impairment of goodwill is not subsequently reversed.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset or cash-generating unit is estimated to be less than the carrying amount of the asset or cash-generating unit, it is reduced to its recoverable amount. An impairment loss is recognised in profit or loss immediately, unless the relevant asset is carried at fair value, in which case the impairment loss is treated as a revaluation decrease.

A reversal of an impairment loss is recognised as an increase to the estimated recoverable amount of the asset or cash-generating unit but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognised in profit or loss immediately, unless the relevant asset is carried at fair value, in which case the reversal of the impairment loss is treated as a revaluation increase.

(m) Non-current assets held for sale
Non-current assets and disposal groups classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell.

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition and the sale of the asset or disposal group is expected to be completed within one year from the date of classification.

(n) Trade and other payables
Trade and other payables, including accruals not yet billed, are recognised when the consolidated entity becomes obliged to make future payments principally as a result of purchases of goods and services.

(o) Borrowings
Borrowings are recorded initially at fair value, net of transaction costs.

Subsequent to initial recognition, borrowings are measured at amortised cost using the effective interest rate method. Amortised cost is calculated by taking into account any issue costs, and any discount or premium on settlement.

Customer deposits are recognised on receipt of refundable deposits held as security over future gas and electricity usage by customers. Interest is accrued at nominal rates over the period the deposits are held.

(p) Provisions
Provisions are recognised when the consolidated entity has a present obligation, the future sacrifice of economic benefits is probable, and the amount of the provision can be measured reliably.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cashflows estimated to settle the present obligation, its carrying amount is the present value of those cashflows.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognised as an asset if it is virtually certain that recovery will be received and the amount of the receivable can be measured reliably.

(q) Goods and services tax
Revenue, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the taxation authority. In these circumstances, the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the balance sheet.

Cash flows are included in the cash flow statement on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

Note 1 - Statement of significant accounting policies (continued)

(r) Income tax

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax base of those items.

The following temporary differences are not provided for: initial recognition of goodwill, initial recognition of assets or liabilities (other than as a result of a business combination) that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries, associates or jointly controlled entities to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the reporting date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

The Parent Entity and all its wholly-owned Australian resident subsidiaries have formed a tax-consolidated group with effect from 1 July 2003 under Australian tax law. The Australian Gas Light Company is the head entity in the tax-consolidated group.

Current tax expense/income, deferred tax liabilities and deferred tax assets arising from temporary differences of the members of the tax-consolidated group are recognised in the separate financial statements of the members of the tax-consolidated group using the 'stand alone taxpayer' approach in accordance with UIG 1052 *Tax Consolidation Accounting.* Current tax liabilities and assets and deferred tax assets arising from unused tax losses and tax credits of the tax-consolidated group are recognised by the Parent Entity (as head entity in the tax-consolidated group).

The members of the tax-consolidated group have entered into a tax sharing and tax funding agreement. The tax funding agreement requires payments to/from the head entity equal to the current tax liability (asset) assumed by the head entity and any tax-loss deferred tax asset assumed by the head entity. The payments are recorded as intercompany receivables/payables. The intercompany receivables/payables are at call.

(s) Employee benefits

Liabilities for wages, salaries, annual leave and other employee benefits which are expected to be settled within twelve months of reporting date, are measured at undiscounted amounts using the remuneration wage and salary rates expected to apply at the time of settlement, plus relevant employment on-costs.

Liabilities for long service leave and other employee benefits, which are not expected to be settled within twelve months of reporting date, are accrued at nominal amounts calculated on the basis of wage salary rates expected to apply at the time of settlement. The liabilities ascertained using this method are not materially different from the liabilities determined using the present value method of the estimated future cash flows to be made.

Contributions to defined contributions superannuation plans are expensed when incurred.

For defined benefit superannuation plans, the cost of providing benefits is determined using the projected unit credit method, with actuarial valuations being carried out at each reporting date. Actuarial gains and losses are recognised in full, directly in retained earnings, in the period in which they occur.

Past service cost is recognised immediately as an expense to the extent that the benefits are already vested, and otherwise is amortised on a straight line basis over the average period until the benefits become vested.

The defined benefit obligation recognised in the balance sheet represents the present value of the defined benefit obligation, adjusted for unrecognised past service cost, net of the fair value of the plan assets. Any asset resulting from this calculation is limited to past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

(t) Share-based payments

The consolidated entity provides benefits to employees (including Directors) in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares.

There are currently three plans in place to provide these benefits: the AGL Share Reward Plan which provides benefits to all employees, excluding non-executive Directors; the AGL Share Purchase Plan which provides benefits to eligible employees and non-executive Directors; and the AGL Long-Term Incentive Plan which provides benefits to eligible employees, excluding non-executive Directors.

Equity-settled share-based payments granted after 7 November 2002 that were unvested at 1 January 2005, are measured at fair value at grant date and expensed over the vesting period. Fair value is measured using the share price for the Parent Entity's shares at grant date, adjusted for the non-receipt of dividends over the vesting period. Vesting is not conditional upon a market condition. The amount recognised as an expense is only adjusted when the shares or rights over shares do not vest due to non-market related conditions.



Note 1 - Statement of significant accounting policies (continued)

(u) Foreign currency translation
The functional and presentation currency of The Australian Gas Light Company and its Australian subsidiaries is Australian dollars. The functional currency of the subsidiaries in Chile is the Chilean Peso and for entities in New Zealand the functional currency is the New Zealand dollar. The functional currency of subsidiaries with operations in Papua New Guinea is the United States dollar.

Foreign currency transactions
Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at reporting date are translated at the exchange rate ruling at reporting date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at the exchange rates ruling at the dates the fair value was determined.

Foreign exchange differences arising on translation are recognised in the income statement in the period in which they arise except for exchange differences on transactions entered into in order to hedge certain foreign currency risks (refer Note 1(v)).

Financial statements of foreign operations
Assets and liabilities of foreign operations are translated into Australian dollars at exchange rates ruling at reporting date. Revenues and expenses of foreign operations are translated at average exchange rates ruling during the year. Exchange differences arising on translation are recognised directly in the foreign currency translation reserve and recognised in profit or loss on disposal of the foreign operation.

(v) Derivative financial instruments and hedging
The consolidated entity uses derivative financial instruments to manage its exposure to interest rate, foreign exchange rate, electricity purchase price and certain commodity price risks arising in the normal course of business. The use of derivatives is subject to policies, procedures and limits approved by the Board of Directors. Derivative transactions are not entered into for speculative purposes.

For the year ended 30 June 2006
As permitted under the A-IFRS first-time adoption transitional provisions, comparative financial information for financial instruments, including derivatives, has not been restated. The following accounting policies apply for the period from 1 July 2005.

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. Derivatives are recognised in the balance sheet as assets when their fair value is positive and as liabilities when their fair value is negative.

Any gains or losses arising from changes in the fair value of derivatives is recognised in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which case, the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

Hedges are classified as fair value hedges when they hedge the exposure to changes in the fair value of recognised assets or liabilities or firm commitments; cash flow hedges when they hedge exposure to variability in cash flows of recognised assets or liabilities, or highly probable forecast transactions; or hedges of net investments in foreign operations.

Fair value hedges
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in profit or loss immediately, together with any changes in the fair value of the hedge asset or liability that is attributable to the hedged risk.

Hedge accounting is discontinued when the hedge instrument expires or is sold, terminated, exercised or no longer qualifies for hedge accounting. The adjustment to the carrying amount of the hedged item arising from the hedge risk is amortised to profit or loss from that date.

Cash flow hedges
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is deferred in equity. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss.

Amounts deferred in equity are recycled in profit or loss in the periods when the hedged item is recognised in profit or loss. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. Any cumulative gain or loss deferred in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was deferred in equity is recognised immediately in profit or loss.

Hedges of net investments in foreign operations
Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instruments relating to the effective portion of the hedge is recognised in the foreign currency translation reserve and the gain or loss relating to the ineffective portion is recognised immediately in profit or loss. Gains and losses deferred in the foreign currency translation reserve are recognised immediately in profit or loss when the foreign operation is disposed of.



Note 1 - Statement of significant accounting policies (continued)

(v) Derivative financial instruments and hedging (continued)

For the year ended 30 June 2005

The following accounting policies for financial instruments are applicable to the comparative period and are consistent with those adopted and disclosed in the financial report for the year ended 30 June 2005.

Gains or losses on derivative financial instruments relating to hedge transactions are either brought to account as gains or losses in the periods in which the differences arise or brought to account over the periods of the hedge transactions.

Gains or losses on derivative financial instruments which meet the definition of a hedge of specific purchase and sale commitments are deferred until the date of the relevant transaction and included in the measurement of the purchase or sale.

Where a derivative financial instrument which meets the definition of a hedge for hedge accounting purposes is terminated early and the underlying hedged transactions are no longer expected to occur, the gains or losses arising on the early termination of the instrument are recognised in the income statement at the date of termination.

Where a derivative financial instrument which meets the definition of a hedge for hedge accounting purposes is terminated early and the underlying transactions are still expected to occur as designated, the gains and losses arising on the early termination of the instrument continue to be deferred and are progressively brought to account over the period during which the hedged transaction is recognised.

Amounts payable and receivable under interest rate swaps, forward rate agreements and interest rate options are recognised in the income statement on a basis consistent with corresponding fluctuations in interest expense on floating rate debt. The carrying amounts of these financial instruments, which comprise net interest receivables and payables accrued, are included in assets or liabilities respectively.

Option fees and amounts receivable and payable in respect of electricity hedging contracts are brought to account on an accruals basis.

(w) Revenue recognition

Gas and electricity services revenue represents accounts rendered plus an accrual for unbilled revenue at the end of the financial period.

Revenue from the provision of services, including revenue from construction contracts, represents consideration received or receivable determined, where appropriate, in accordance with the percentage of completion method, with the stage of completion of each contract determined by reference to the proportion that contract costs for work performed to date bears to the estimated total contract costs.

Revenue from the sale of crude oil is recognised after each shipment is loaded.

Customer contributions towards infrastructure are recognised as revenue in the periods in which the infrastructure is completed.

Interest income is recognised as it accrues, using the effective interest method.

Dividend income is recognised when the shareholder's right to receive the payment is established.

(x) Finance costs

Finance costs comprise interest payable on borrowings calculated using the effective interest rate method, amortisation of borrowing costs relating to long-term financing facilities and gains and losses on certain hedging instruments that are recognised in the income statement.

Finance costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalised as part of the cost of that asset.

(y) Earnings per share (EPS)

Basic EPS is calculated as profit attributable to shareholders of the Parent Entity divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as profit attributable to shareholders of the Parent Entity divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.



Note 2 - Segment information
(a) Segment revenues

	External revenue		Other income		Inter-segment revenue		Equity accounted share of net profits		Total	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Energy Networks										
Gas Networks	66.1	59.5	0.8	1.3	261.0	278.6	-	-	327.9	339.4
Electricity Networks	93.0	81.2	(0.1)	0.1	116.1	117.8	-	-	209.0	199.1
	159.1	140.7	0.7	1.4	377.1	396.4	-	-	536.9	538.5
Agility	207.8	146.3	0.1	1.8	309.0	280.5	-	-	516.9	428.6
Retail Energy	3,393.8	3,322.7	0.8	2.0	18.9	33.8	-	0.2	3,413.5	3,358.7
Merchant Energy	357.1	172.6	3.3	(2.2)	1,543.5	359.9	11.4	0.2	1,915.3	530.5
Intra-segment sales	-	-	-	-	(1,529.1)	(359.6)	-	-	(1,529.1)	(359.6)
	3,750.9	3,495.3	4.1	(0.2)	33.3	34.1	11.4	0.4	3,799.7	3,529.6
Energy Investments	94.9	62.2	-	0.7	-	-	89.4	83.1	184.3	146.0
New Zealand Business	-	206.7	-	628.2	-	-	-	-	-	834.9
Property	-	-	23.3	14.7	3.6	1.3	-	-	26.9	16.0
Telecommunications	-	-	-	1.9	-	-	-	-	-	1.9
Segment totals	4,212.7	4,051.2	28.2	648.5	723.0	712.3	100.8	83.5	5,064.7	5,495.5
Unallocated items	26.3	26.6	0.9	(0.6)	-	-	-	-	27.2	26.0
	4,239.0	4,077.8	29.1	647.9	723.0	712.3	100.8	83.5	5,091.9	5,521.5
Less: eliminations	-	-	-	-	(723.0)	(712.3)	-	-	(723.0)	(712.3)
	4,239.0	4,077.8	29.1	647.9	-	-	100.8	83.5	4,368.9	4,809.2

Revenue is principally derived from:

(i) Energy Networks - distribution of gas and electricity
Agility - provision of infrastructure management and maintenance services
Retail Energy - sale of natural gas and electricity
Merchant Energy - generation and sale of electricity and wholesale sale of gas
Energy Investments - investments in pipeline and energy utility entities
New Zealand Business (discontinued) - investments in New Zealand entities involved in the gas and electricity industries
Property - sale and rental of properties
Telecommunications - investments in entities involved in the telecommunications industry

(ii) Inter-segment pricing is on an "arms-length" commercial basis.

(iii) Since 1 April 2005 the previous Energy Sales and Marketing and Power Generation segments have been reported under the new segments, Retail Energy and Merchant Energy. The 2005 comparatives have been restated to reflect this change.



Note 2 - Segment information (continued)
(b) Segment results - profits/(losses)

Continuing operations	Segment results - profits/(losses) 2006 $m	2005 $m	Depreciation and amortisation 2006 $m	2005 $m	Other non-cash expenses 2006 $m	2005 $m
Energy Networks						
Gas Networks	**119.2**	132.4	**73.4**	72.0	**1.4**	1.9
Electricity Networks	**89.0**	(152.3)	**17.7**	24.2	**0.1**	231.6
	208.2	(19.9)	**91.1**	96.2	**1.5**	233.5
Agility	**70.3**	63.0	**5.9**	3.8	**16.1**	13.5
Retail Energy	**262.8**	221.2	**10.5**	13.9	**33.1**	35.3
Merchant Energy	**147.2**	52.6	**65.8**	18.8	**3.1**	0.5
	410.0	273.8	**76.3**	32.7	**36.2**	35.8
Energy Investments	**89.9**	94.0	**6.0**	4.7	**25.8**	1.6
Property	**22.0**	2.6	**1.9**	1.2	**0.2**	0.1
Telecommunications	**0.1**	2.2	**-**	-	**-**	0.1
Segment totals	**800.5**	415.7	**181.2**	138.6	**79.8**	284.6
Unallocated items	**(65.2)**	(27.8)	**24.4**	21.1	**21.0**	30.5
	735.3	387.9	**205.6**	159.7	**100.8**	315.1
Finance costs	**(143.8)**	(89.2)				
Profit from continuing operations before income tax	**591.5**	298.7				
Income tax expense	**(134.5)**	(54.4)				
Profit from continuing operations after income tax	**457.0**	244.3				
Discontinued operations						
New Zealand Business	**-**	702.6	**-**	30.5	**-**	-
Segment totals	**-**	702.6	**-**	30.5	**-**	-
Finance costs	**-**	(10.3)				
Profit from discontinued operations	**-**	692.3				
Income tax expense	**-**	(12.1)				
Profit from discontinued operations after income tax	**-**	680.2				
Profit for the period	**457.0**	924.5				

Profit for the period includes the following significant items, as detailed in Note 6 as allocated to relevant segments:

(i) Electricity Networks	$nil million (2005: $(231.1) million)
(ii) Energy Investments	$(19.6) million (2005: $nil million)
(iii) New Zealand Business	$nil million (2005: $628.2 million)
(iv) Property	$23.3 million (2005: $2.6 million)
(v) Unallocated items	$(45.6) million (2005: $(5.0) million)
(vi) Income tax benefit	$60.0 million (2005: $107.5 million)

Energy Investments non-cash expenses include a $25.1 million write down of PNG Pipeline FEED costs. Electricity Networks non-cash expenses include a $231.1 million impairment loss on write down of assets in the prior year.

(c) Segment assets and liabilities

	Assets 2006 $m	2005 $m	Liabilities 2006 $m	2005 $m	Equity accounted investments * 2006 $m	2005 $m	Acquisition of non-current assets 2006 $m	2005 $m
Energy Networks								
Gas Networks	**2,816.6**	2,795.4	**638.0**	695.6	**-**	-	**86.4**	69.2
Electricity Networks	**787.5**	755.0	**13.3**	12.4	**-**	-	**50.0**	42.4
	3,604.1	3,550.4	**651.3**	708.0	**-**	-	**136.4**	111.6
Agility	**156.4**	120.6	**73.3**	73.2	**-**	-	**30.9**	18.7
Retail Energy	**2,084.8**	2,057.3	**514.2**	553.8	**9.8**	0.9	**0.2**	1.8
Merchant Energy	**3,257.9**	555.3	**644.3**	3.2	**131.3**	106.5	**2,215.2**	12.0
	5,342.7	2,612.6	**1,158.5**	557.0	**141.1**	107.4	**2,215.4**	13.8
Energy Investments	**1,062.4**	1,029.2	**161.3**	164.0	**868.3**	864.5	**26.4**	4.4
New Zealand Business	**-**	-	**-**	-	**-**	-	**-**	14.5
Property	**32.0**	30.2	**26.3**	17.2	**-**	-	**35.1**	7.0
Telecommunications	**-**	0.1	**-**	0.1	**-**	-	**-**	-
Segment totals	**10,197.6**	7,343.1	**2,070.7**	1,519.5	**1,009.4**	971.9	**2,444.2**	170.0
Unallocated items	**290.2**	537.8	**3,652.8**	1,709.4	**-**	-	**40.7**	32.0
Consolidated total	**10,487.8**	7,880.9	**5,723.5**	3,228.9	**1,009.4**	971.9	**2,484.9**	202.0

* included in assets total



Note 2 - Segment information (continued)
(d) Funds employed

	Energy Networks Gas Networks	Energy Networks Electricity Networks	Agility	Retail Energy	Merchant Energy	Energy Investments
	2006	2006	2006	2006	2006	2006
	$m	$m	$m	$m	$m	$m
Current assets						
Cash and cash equivalents	-	-	0.6	6.2	58.5	11.6
Trade and other receivables	23.5	17.0	47.3	740.4	92.4	12.6
Inventories	-	-	3.2	1.5	25.3	1.4
Other financial assets	-	-	-	-	198.5	-
Other assets	-	0.6	0.6	3.7	4.8	0.2
Non-current assets						
Trade and other receivables	-	-	-	-	22.3	-
Investments accounted for using the equity method	-	-	-	9.8	131.3	868.3
Exploration and evaluation assets	-	-	-	-	51.5	-
Oil and gas assets	-	-	-	-	498.5	-
Property, plant and equipment	2,784.6	453.7	38.4	50.6	998.5	133.6
Intangible assets	6.9	278.2	45.9	1,180.5	869.3	18.7
Deferred tax assets	0.2	38.0	12.6	88.7	107.6	16.0
Other financial assets	-	-	-	-	196.4	-
Other assets	1.4	-	7.8	3.4	3.0	-
Total assets	2,816.6	787.5	156.4	2,084.8	3,257.9	1,062.4
Current liabilities						
Trade and other payables	5.6	9.1	36.5	340.4	61.7	7.0
Provisions	0.8	0.4	16.5	10.5	6.1	0.6
Current tax liabilities	-	-	-	-	-	0.5
Other financial liabilities	-	-	-	-	224.1	-
Other liabilities	-	1.6	0.3	0.9	0.3	0.6
Non-current liabilities						
Provisions	0.2	-	19.8	10.8	10.6	0.4
Deferred tax liabilities	631.4	2.2	-	136.9	172.5	108.7
Other financial liabilities	-	-	-	-	159.2	-
Other liabilities	-	-	-	3.8	1.3	-
Total liabilities	638.0	13.3	73.1	503.3	635.8	117.8
Funds employed	2,178.6	774.2	83.3	1,581.5	2,622.1	944.6
Guarantee support	-	-	3.3	1.2	233.8	21.7

(e) Geographical segments

	External revenue and other income		Assets		Acquisition of non-current assets	
	2006	2005	2006	2005	2006	2005
	$m	$m	$m	$m	$m	$m
Australia	4,200.9	3,852.0	10,324.5	7,740.0	2,481.9	183.1
New Zealand	-	834.9	-	-	-	14.5
Other	67.2	38.8	163.3	140.9	3.0	4.4
	4,268.1	4,725.7	10,487.8	7,880.9	2,484.9	202.0



	Consolidated		Parent Entity	
	2006	2005	**2006**	2005
	$m	$m	**$m**	$m
Note 3 - Revenue				
Revenue from continuing and discontinued operations consisted of the following items:				
Revenue from sale of goods	**3,765.1**	3,638.4	**257.3**	264.1
Revenue from rendering of services	**408.3**	386.9	**1.2**	1.4
Revenue from construction contracts	**46.5**	32.5	**-**	-
Finance income				
Interest income				
Subsidiaries	**-**	-	**3.6**	208.9
Associates	**11.4**	10.6	**11.4**	10.6
Other entities	**7.7**	9.4	**0.2**	3.1
Dividends				
Subsidiaries	**-**	-	**169.9**	59.5
Associates	**-**	-	**20.1**	19.1
	4,239.0	4,077.8	**463.7**	566.7
Attributable to:				
Continuing operations	**4,239.0**	3,871.1	**463.7**	566.7
Discontinued operations	**-**	206.7	**-**	-
	4,239.0	4,077.8	**463.7**	566.7
Note 4 - Other income				
Other income from continuing and discontinued operations consisted of the following items:				
Net gain on disposal of property, plant and equipment	**24.9**	14.6	**23.3**	14.8
Gain on disposal of business	**-**	628.2	**-**	-
Net foreign exchange gains	**0.6**	3.1	**85.5**	-
Rental income	**0.6**	0.7	**0.1**	0.1
Other	**3.0**	1.3	**-**	-
	29.1	647.9	**108.9**	14.9
Attributable to:				
Continuing operations	**29.1**	19.7	**108.9**	14.9
Discontinued operations	**-**	628.2	**-**	-
	29.1	647.9	**108.9**	14.9
Note 5 - Expenses				
Cost of sales	**2,743.4**	2,721.2	**257.4**	264.3
Administrative expenses	**123.5**	114.2	**15.5**	19.5
Employee benefits expense	**490.2**	460.1	**54.5**	56.9
Asset impairment/(reversal)	**25.1**	231.1	**(6.6)**	77.7
Net foreign exchange losses	**-**	-	**-**	0.5
Other expenses	**45.8**	1.9	**14.3**	3.4
	3,428.0	3,528.5	**335.1**	422.3
Attributable to:				
Continuing operations	**3,428.0**	3,426.7	**335.1**	422.3
Discontinued operations	**-**	101.8	**-**	-
	3,428.0	3,528.5	**335.1**	422.3



	Consolidated		Parent Entity	
	2006	2005	2006	2005
	$m	$m	$m	$m
Note 6 - Profit before income tax				
Profit before income tax has been arrived at after charging the following expenses. The line items below combine amounts attributable to both continuing operations and discontinued operations.				
Finance costs				
Interest expense				
Subsidiaries	-	-	72.1	40.4
Other entities	151.3	97.5	147.9	83.6
Other finance costs (a)	(7.5)	2.0	(8.1)	1.9
	143.8	99.5	211.9	125.9
Attributable to:				
Continuing operations	143.8	89.2	211.9	125.9
Discontinued operations	-	10.3	-	-
	143.8	99.5	211.9	125.9

(a) Includes favourable mark to market adjustment of $15.9 million for both the consolidated entity and Parent Entity in the current year.

	Consolidated 2006 $m	Consolidated 2005 $m	Parent Entity 2006 $m	Parent Entity 2005 $m
Depreciation and amortisation				
Property, plant and equipment	158.8	168.8	2.2	1.8
Oil and gas assets	39.7	-	-	-
Intangible assets	3.9	4.2	-	-
Gas entitlements	-	15.1	-	-
Other	3.2	2.1	-	-
	205.6	190.2	2.2	1.8
Attributable to:				
Continuing operations	205.6	159.7	2.2	1.8
Discontinued operations	-	30.5	-	-
	205.6	190.2	2.2	1.8
Employee benefits expense				
Wages and salaries	420.9	390.8	24.5	29.7
Defined benefit plans	2.7	5.5	2.7	5.5
Defined contribution plans	17.1	13.5	1.6	1.7
Share-based payments	9.1	4.1	5.7	3.2
Other employee benefits	40.4	46.2	20.0	16.8
	490.2	460.1	54.5	56.9
Charges to provisions				
Environmental rehabilitation	-	6.5	-	6.1
Property rationalisation	-	6.0	-	6.0
Other	2.0	10.1	-	0.7
Doubtful trade debts (net of bad debts recovered)	20.4	20.4	-	-
Operating lease rental expenses	21.5	21.0	5.5	5.8
Research and development costs	0.1	0.2	-	-



	Consolidated		Parent Entity	
	2006	2005	2006	2005
	$m	$m	$m	$m
Note 6 - Profit before income tax (continued)				
Profit includes the following significant items.				
Equity accounted profit relating to Australian Pipeline Trust entering tax consolidation	5.5	-	-	-
(Income tax expense applicable $nil)				
Demerger/merger costs	(45.6)	-	(45.6)	-
(Income tax income applicable $13.7 million)				
Tax consolidation benefit	46.3	64.8	-	-
(2005: Gross benefit $65.9 million less costs $1.6 million (tax income $0.5 million))				
Gain on disposal of business - NGC Holdings Limited	-	628.2	-	-
(Income tax expense applicable $4.0 million)				
Gain on disposal of property - Breakfast Point	23.3	14.7	23.3	14.7
(Income tax expense applicable $nil)				
Write down of PNG Pipeline FEED costs	(25.1)	-	-	-
(Income tax income applicable $6.8 million)				
Property rehabilitation	-	(6.1)	-	(6.1)
(Income tax income applicable $0.3 million)				
Property rationalisation	-	(9.4)	-	(9.4)
(Income tax income applicable $2.7 million)				
Write down of Electricity Networks assets	-	(231.1)	-	-
(Income tax income applicable $38.1 million)				



	Consolidated		Parent Entity	
	2006	2005	2006	2005
	$m	$m	$m	$m
Note 7 - Income tax				
The major components of income tax expense are:				
Income statement				
Current income tax				
Current tax expense (income)	132.6	189.1	(122.4)	40.6
Adjustments in respect of current income tax of previous years	(4.8)	(4.2)	(4.7)	(1.3)
Deferred income tax				
Relating to the origination and reversal of temporary differences	6.7	(118.4)	44.4	(7.0)
Income tax expense/(income) recognised in the income statement	134.5	66.5	(82.7)	32.3
Attributable to:				
Continuing operations	134.5	54.4	(82.7)	32.3
Discontinued operations (Note 45)	-	12.1	-	-
	134.5	66.5	(82.7)	32.3
Statement of recognised income and expense				
Deferred income tax related to items charged or credited directly to equity				
Revaluation of financial instruments treated as cash flow hedges	18.8	-	5.2	-
Actuarial gain/(loss) on defined benefit superannuation plans	4.6	(1.1)	4.6	(1.1)
Income tax expense/(income) recognised in equity	23.4	(1.1)	9.8	(1.1)
Reconciliation between tax expense and pre-tax profit				
The prima facie income tax expense on pre-tax accounting profit reconciles to the income tax expense in the financial statements as follows:				
Profit from continuing operations before income tax	591.5	298.7	23.4	31.6
Profit from discontinued operations before income tax	-	692.3	-	-
Profit from operations	591.5	991.0	23.4	31.6
Income tax expense calculated at 30%	177.4	297.3	7.0	9.5
Asset impairment	0.8	31.4	-	-
Investment in subsidiaries impairment/(reversal)	-	-	(2.0)	23.3
Non-allowable expenses	5.0	4.1	2.6	15.0
Gain on disposal of business	-	(184.4)	-	-
Non-assessable income	(6.3)	(4.0)	(33.0)	(5.2)
Assessable dividends	11.6	10.2	-	-
Share of profits of associates and jointly controlled entities	(15.4)	(10.2)	-	-
Recognition of deferred tax balances of subsidiaries	-	-	-	(312.1)
Consideration received or receivable to/from subsidiaries for transferred tax balances	-	-	-	312.1
Recognition of tax losses not previously brought to account	(0.3)	(1.6)	-	-
Rebatable dividends	(7.2)	(9.7)	(52.6)	(17.9)
Overseas tax rate differential	10.1	4.9	-	-
Tax consolidation benefit	(46.3)	(65.9)	-	-
Other	9.9	(1.4)	-	8.9
Income tax over provided in prior years	(4.8)	(4.2)	(4.7)	(1.3)
	134.5	66.5	(82.7)	32.3



	Balance sheet		Income statement	
	2006	2005	2006	2005
	$m	$m	$m	$m
Note 7 - Income tax (continued)				
Deferred income tax				
Deferred income tax at 30 June relates to the following:				
Consolidated				
Deferred tax liabilities				
Tax indemnity	(0.4)	(1.2)	0.8	-
Unearned revenue	140.9	136.7	4.2	(6.8)
Accelerated depreciation	825.3	785.2	(43.0)	(110.5)
Intangible assets	3.1	4.7	(1.6)	(1.8)
Unrealised foreign exchange gain	28.2	5.2	23.7	(3.7)
Defined benefit superannuation plans	9.4	3.0	6.4	-
Derivatives	101.3	-	15.4	-
Finance lease	4.4	-	4.4	-
Other	14.8	12.2	0.3	(3.7)
Total consolidated deferred tax liabilities	1,127.0	945.8		
Deferred tax assets				
Revenue losses	0.9	6.8	0.4	4.5
Provisions and accruals	48.4	42.0	(6.3)	(5.1)
Accelerated depreciation	31.7	46.0	13.2	2.5
Energy certificates	5.7	4.0	(1.7)	1.8
Allowance for doubtful debts	9.0	10.2	1.1	1.7
Intangible assets	0.8	0.8	-	-
Derivatives	198.3	-	(19.8)	-
Unrealised foreign exchange loss	1.0	10.1	9.1	(0.3)
Other	7.8	7.1	0.1	3.0
Total consolidated deferred tax assets	303.6	127.0		
Deferred tax expense/(income)			6.7	(118.4)
Parent Entity				
Deferred tax liabilities				
Unearned revenue	1.3	2.9	(1.5)	(2.1)
Accelerated depreciation	1.5	0.3	1.3	-
Unrealised foreign exchange gain	26.3	5.2	21.8	(3.7)
Defined benefit superannuation plans	9.4	3.0	6.4	-
Derivatives	17.4	-	10.8	-
Recognition of deferred tax balances of subsidiaries	-	360.0	-	-
Other	0.2	4.6	(4.6)	(1.5)
Total Parent Entity deferred tax liabilities	56.1	376.0		
Deferred tax assets				
Revenue losses	-	6.8	-	-
Provisions and accruals	11.0	8.3	(2.4)	0.2
Accelerated depreciation	0.4	1.6	1.2	0.6
Derivatives	24.7	-	-	-
Unrealised foreign exchange loss	-	8.9	8.9	-
Recognition of deferred tax balances of subsidiaries	-	99.1	-	-
Other	0.5	3.0	2.5	(0.5)
Total Parent Entity deferred tax assets	36.6	127.7		
Deferred tax expense/(income)			44.4	(7.0)

The consolidated entity has no revenue tax losses arising in Australia (2005: $nil) that are available indefinitely for offset against future taxable profits of the companies in which the losses arose.

At 30 June 2006, there is no unrecognised deferred tax assets or deferred tax liabilities (2005: $nil).



	Consolidated		Parent Entity	
	2006	2005	2006	2005
	$m	$m	$m	$m
Note 8 - Dividends				
Recognised amounts				
Interim dividend paid 23 March 2006 (2005: 24 March 2005)				
Franked amount (31 cents per share (2005: 28 cents per share))	141.3	127.8	141.3	127.8
Unfranked amount (nil cents per share (2005: 3 cents per share))	-	13.7	-	13.7
Total amount (31 cents per share (2005: 31 cents per share))	141.3	141.5	141.3	141.5
Special dividend - nil (2005: 24 March 2005)				
Franked amount (nil cents per share (2005: 27 cents per share))	-	123.6	-	123.6
Unfranked amount (nil cents per share (2005: 3 cents per share))	-	13.7	-	13.7
Total amount (nil cents per share (2005: 30 cents per share))	-	137.3	-	137.3
Final dividend paid 23 September 2005 (2005: 24 September 2004)				
Franked amount (32 cents per share (2005: 23 cents per share))	146.1	104.9	146.1	104.9
Unfranked amount (nil cents per share (2005: 8 cents per share))	-	36.5	-	36.5
Total amount (32 cents per share (2005: 31 cents per share))	146.1	141.4	146.1	141.4
	287.4	420.2	287.4	420.2
Unrecognised amounts				
Proposed final dividend to be paid 22 September 2006 (a)				
Franked amount (36.5 cents per share)	166.4	146.1		
Unfranked amount (nil)	-	-		
Total amount 36.5 cents per share	166.4	146.1		

(a) The proposed final dividend in respect of ordinary shares for the year ended 30 June 2006 has not been recognised in this financial report as the final dividend was not declared on or before 30 June 2006.

	Consolidated 2006 $m	Consolidated 2005 $m	Parent Entity 2006 $m	Parent Entity 2005 $m
The franking rate applicable to all franked dividends proposed is 30% Franking credits available for franking dividends in the subsequent financial year on a tax paid basis (after allowing for tax payable and franking credits attached to dividends proposed in respect of the current financial year)	-	11.5	-	11.5
Note 9 - Cash and cash equivalents				
Cash at bank and on hand	70.0	17.5	20.2	7.9
Short-term money market deposits	39.0	376.7	11.8	374.0
	109.0	394.2	32.0	381.9

Cash at bank and on hand earns interest at floating rates based on daily bank deposit rates.
Short-term money market deposits are made for varying periods of between one day and one month depending on the immediate cash requirements of the consolidated entity, and earn interest at the respective short-term deposit rates.

	Consolidated 2006 $m	Consolidated 2005 $m	Parent Entity 2006 $m	Parent Entity 2005 $m
Note 10 - Trade and other receivables (current)				
Trade receivables	439.9	357.1	3.1	11.8
Allowance for doubtful debts	(25.6)	(28.0)	-	-
	414.3	329.1	3.1	11.8
Unbilled revenue	446.8	406.5	-	-
Amounts due from customers for construction contracts	4.0	11.4	-	-
Amounts owing by subsidiaries	-	-	-	1.6
Amounts owing by associates	18.7	14.8	4.2	4.2
Amounts owing by jointly controlled entities	33.9	25.3	-	-
Finance lease receivables (Note 39)	0.5	-	-	-
Other receivables	22.6	19.9	5.9	8.4
	940.8	807.0	13.2	26.0

Trade receivables are non-interest bearing and are required to be settled within 30 days of the date of recognition.
Unbilled gas and electricity revenue is not collectable until such time as customers' meters are read and bills rendered.
For terms and conditions relating to amounts owing by subsidiaries, associates and jointly controlled entities, refer to Note 49.



	Consolidated		Parent Entity	
	2006	2005	2006	2005
	$m	$m	$m	$m
Note 11 - Inventories				
Raw materials and stores				
At cost	19.2	8.9	-	-
At net realisable values	-	1.5	-	-
Work in progress - at cost	1.4	1.6	-	-
Finished goods				
At cost	9.4	1.2	-	-
At net realisable values	1.4	0.8	-	-
	31.4	14.0	-	-
Note 12 - Other financial assets (current)				
Fair value derivatives (Note 53)	198.5	-	3.0	-
Note 13 - Other assets (current)				
Prepayments	14.7	56.3	0.5	1.0
Note 14 - Non-current assets held for sale (current)				
Land and buildings held for sale				
Balance at beginning of year	15.2	-	14.2	-
Disposals	(14.2)	-	(14.2)	-
Transfers (Note 20)	(1.0)	15.2	-	14.2
Balance at end of year	-	15.2	-	14.2
Note 15 - Trade and other receivables (non-current)				
Finance lease receivables (Note 39)	22.2	-	-	-
Other receivables	0.1	0.4	-	-
	22.3	0.4	-	-
Note 16 - Other financial assets (non-current)				
Investments in subsidiaries - at cost	-	-	1,646.7	1,188.7
Impairment	-	-	(176.5)	(183.1)
	-	-	1,470.2	1,005.6
Amounts owing by subsidiaries	-	-	5,736.4	4,163.9
Impairment	-	-	(238.5)	(238.5)
	-	-	5,497.9	3,925.4
Loans to associates	115.0	123.4	115.0	123.4
Investments in associates - at cost	-	-	261.8	260.2
Fair value derivatives (Note 53)	141.3	-	64.3	-
	256.3	123.4	7,409.2	5,314.6

For terms and conditions relating to amounts owing by subsidiaries and loans to associates, refer to Note 49.



	Consolidated		Parent Entity	
	2006	2005	2006	2005
	$m	$m	$m	$m
Note 17 - Investments accounted for using the equity method				
Investments in associates - listed	230.5	225.6	-	-
Investments in associates - unlisted	141.1	107.4	-	-
Investments in jointly controlled entities - unlisted	637.8	638.9	-	-
	1,009.4	971.9	-	-

In the financial statements of the Parent Entity, investments in associates are accounted for at cost and included within other financial assets (refer to Note 16). The consolidated entity accounts for investments in associates and jointly controlled entities using the equity method.

Name of entity	Principal activities	Country of incorporation	Reporting dates	Ownership interest 2006 %	Ownership interest 2005 %	Carrying value 2006 $m	Carrying value 2005 $m
Associates							
Australian Pipeline Trust (a)	Transmission of natural gas and management of gas pipelines	Australia	30 June	30.0	30.0	230.5	225.6
Greater Energy Alliance Corporation Pty Limited	Electricity generation	Australia	31 December	32.5	32.5	140.2	106.5
Gascor Pty Ltd	Victorian gas transmission	Australia	30 June	33.3	33.3	0.9	0.9
COMindico Holdings Pty Limited (in liquidation)	Telecommunications services	Australia	30 June	35.9	35.9	-	-
Centre for Energy and Greenhouse Technology	Greenhouse gas research	Australia	30 June	40.0	40.0	-	-
Jointly controlled entities							
ActewAGL	Energy and water services	Australia	30 June	50.0	50.0	568.4	564.0
Auscom Holdings Pty Limited	Distribution and sales of LPG	Australia	31 December	50.0	50.0	69.4	74.9
Agility Diona	Water mains construction services	Australia	30 June	50.0	50.0	-	-
Agility Clough Lucas	Engineering and construction	Australia	30 June	50.0	50.0	-	-
Agility Kembla	Engineering and construction	Australia	30 June	50.0	50.0	-	-
The AGL-Petronas Consortium (APC)	Front end engineering and design for the PNG to Queensland gas pipeline	Australia	30 June	50.0	-	-	-
						1,009.4	971.9

(a) The published fair value of the interest in Australian Pipeline Trust was $358.9 million (2005: $314.6 million)



	Consolidated	
	2006	2005
	$m	$m
Note 17 - Investments accounted for using the equity method (continued)		
Summarised financial information of associates *		
Current assets	110.2	62.5
Non-current assets	2,265.4	2,166.2
Total assets	2,375.6	2,228.7
Current liabilities	316.2	145.0
Non-current liabilities	1,405.6	1,439.2
Total liabilities	1,721.8	1,584.2
Net assets	653.8	644.5
Revenue	1,048.8	952.3
Net profit after tax	92.0	71.4
* Estimated		
Share of associates' profit or loss		
Share of profit before income tax	46.2	15.7
Income tax (expense)/income	(7.5)	3.9
Share of associates' profit after income tax	38.7	19.6
Summarised financial information of jointly controlled entities		
Current assets	302.7	273.0
Non-current assets	1,111.2	1,105.1
Total assets	1,413.9	1,378.1
Current liabilities	241.0	225.5
Non-current liabilities	266.6	250.1
Total liabilities	507.6	475.6
Net assets	906.3	902.5
Revenue	1,355.8	1,277.4
Expenses	(1,212.2)	(1,134.3)
Share of jointly controlled entities' profit or loss		
Share of profit before income tax	67.8	70.5
Income tax expense	(5.7)	(6.6)
Share of jointly controlled entities' profit after income tax	62.1	63.9

During the year, the consolidated entity received dividends of $20.1 million (2005: $19.4 million) from its associates and $63.5 million (2005: $73.4 million) from its jointly controlled entities.

The consolidated entity's share of capital expenditure commitments and contingent liabilities of associates and jointly controlled entities are disclosed in Notes 38 and 40 respectively.

There were no impairment losses relating to investments in associates and jointly controlled entities.

The Parent Entity is not aware of any significant events or transactions which have occurred after the reporting date of an associate or a jointly controlled entity which could materially affect the financial position or operating performance of that associate or jointly controlled entity for the next financial year.

The Parent Entity is not aware of any dissimilar accounting policies adopted by an associate or a jointly controlled entity that would materially affect the amounts determined as being the consolidated entity's share of the net assets or the net profit or loss of that associate or jointly controlled entity.



	Consolidated		Parent Entity	
	2006	2005	2006	2005
	$m	$m	$m	$m
Note 18 - Exploration and evaluation assets				
Balance at beginning of year	-	-	-	-
Additions	51.3	-	-	-
Foreign currency exchange differences	0.2	-	-	-
Balance at end of year	51.5	-	-	-
Note 19 - Oil and gas assets				
Assets in development				
Balance at beginning of year	-	-	-	-
Additions	25.1	-	-	-
Impairment loss	(25.1)	-	-	-
Balance at end of year	-	-	-	-
Producing assets				
Balance at beginning of year	-	-	-	-
Additions	536.7	-	-	-
Depreciation and amortisation	(39.7)	-	-	-
Foreign currency exchange differences	1.5	-	-	-
Balance at end of year	498.5	-	-	-
Total oil and gas assets	498.5	-	-	-
Cost (gross carrying amount)	563.3	-	-	-
Accumulated depreciation, amortisation and impairment	(64.8)	-	-	-
Net carrying amount	498.5	-	-	-

Impairment loss

Following a lack of sufficient committed foundation load and escalating construction costs, a decision was taken by AGL to write off its 50% share of the Front End Engineering and Design (FEED) costs incurred to 30 June 2006 of $25.1 million pre-tax. The pipeline route and associated cost build up were unable to be sufficiently determined without a final committed load. APC continues to work with upstream producers to evaluate alternative structures to bring PNG gas to eastern states markets.

The impairment loss is included in the line item 'asset impairment/(reversal) in Note 5.



Note 20 - Property, plant and equipment

	Freehold land and buildings $m	Leasehold improvements $m	Surplus property held for sale $m	Plant and equipment $m	Total $m
Consolidated - year ended 30 June 2006					
Balance at 1 July 2005, net of accumulated depreciation and impairment	25.6	1.1	2.5	3,753.2	3,782.4
Additions	0.1	21.5	-	273.4	295.0
Acquisitions through business combinations (Note 43)	-	-	-	701.2	701.2
Disposals	-	-	(0.4)	(2.2)	(2.6)
Depreciation	(0.2)	(2.0)	(0.1)	(156.5)	(158.8)
Transfers	(0.4)	0.8	1.0	(21.0)	(19.6)
Foreign currency exchange differences	-	-	-	4.8	4.8
Balance at 30 June 2006, net of accumulated depreciation and impairment	25.1	21.4	3.0	4,552.9	4,602.4
Balance at 1 July 2005					
Cost (gross carrying amount)	29.3	9.4	2.9	4,674.9	4,716.5
Accumulated depreciation and impairment	(3.7)	(8.3)	(0.4)	(921.7)	(934.1)
Net carrying amount	25.6	1.1	2.5	3,753.2	3,782.4
Balance at 30 June 2006					
Cost (gross carrying amount)	29.1	29.5	3.5	5,846.1	5,908.2
Accumulated depreciation and impairment	(4.0)	(8.1)	(0.5)	(1,293.2)	(1,305.8)
Net carrying amount	25.1	21.4	3.0	4,552.9	4,602.4
Parent Entity - year ended 30 June 2006					
Balance at 1 July 2005, net of accumulated depreciation and impairment	1.5	0.4	-	6.6	8.5
Additions	-	21.2	-	13.6	34.8
Disposals	-	(2.3)	-	(7.8)	(10.1)
Depreciation	-	(1.8)	-	(0.4)	(2.2)
Balance at 30 June 2006, net of accumulated depreciation and impairment	1.5	17.5	-	12.0	31.0
Balance at 1 July 2005					
Cost (gross carrying amount)	3.1	4.5	-	12.4	20.0
Accumulated depreciation and impairment	(1.6)	(4.1)	-	(5.8)	(11.5)
Net carrying amount	1.5	0.4	-	6.6	8.5
Balance at 30 June 2006					
Cost (gross carrying amount)	3.1	23.4	-	15.8	42.3
Accumulated depreciation and impairment	(1.6)	(5.9)	-	(3.8)	(11.3)
Net carrying amount	1.5	17.5	-	12.0	31.0



Note 20 - Property, plant and equipment (continued)

	Freehold land and buildings $m	Leasehold improvements $m	Surplus property held for sale $m	Plant and equipment $m	Total $m
Consolidated - year ended 30 June 2005					
Balance at 1 July 2004, net of accumulated depreciation and impairment	36.0	2.3	17.8	4,561.0	4,617.1
Additions	0.3	1.2	-	186.5	188.0
Acquisitions through business combinations (Note 43)	-	-	-	0.1	0.1
Disposals	(10.4)	-	-	(710.0)	(720.4)
Depreciation	-	(2.8)	-	(166.0)	(168.8)
Impairment loss	-	-	-	(126.9)	(126.9)
Transfers	(0.3)	0.4	(15.3)	-	(15.2)
Foreign currency exchange differences	-	-	-	8.5	8.5
Balance at 30 June 2005, net of accumulated depreciation and impairment	25.6	1.1	2.5	3,753.2	3,782.4
Balance at 1 July 2004					
Cost (gross carrying amount)	39.7	7.8	18.2	5,198.4	5,264.1
Accumulated depreciation and impairment	(3.7)	(5.5)	(0.4)	(637.4)	(647.0)
Net carrying amount	36.0	2.3	17.8	4,561.0	4,617.1
Balance at 30 June 2005					
Cost (gross carrying amount)	29.3	9.4	2.9	4,674.9	4,716.5
Accumulated depreciation and impairment	(3.7)	(8.3)	(0.4)	(921.7)	(934.1)
Net carrying amount	25.6	1.1	2.5	3,753.2	3,782.4
Parent Entity - year ended 30 June 2005					
Balance at 1 July 2004, net of accumulated depreciation and impairment	1.5	1.1	14.2	2.4	19.2
Additions	-	-	-	5.4	5.4
Disposals	-	-	-	(0.1)	(0.1)
Depreciation	-	(1.2)	-	(0.6)	(1.8)
Transfers	-	0.5	(14.2)	(0.5)	(14.2)
Balance at 30 June 2005, net of accumulated depreciation and impairment	1.5	0.4	-	6.6	8.5
Balance at 1 July 2004					
Cost (gross carrying amount)	3.1	4.0	14.2	7.4	28.7
Accumulated depreciation and impairment	(1.6)	(2.9)	-	(5.0)	(9.5)
Net carrying amount	1.5	1.1	14.2	2.4	19.2
Balance at 30 June 2005					
Cost (gross carrying amount)	3.1	4.5	-	12.4	20.0
Accumulated depreciation and impairment	(1.6)	(4.1)	-	(5.8)	(11.5)
Net carrying amount	1.5	0.4	-	6.6	8.5

Depreciation

Depreciation expense is included in the line item 'depreciation and amortisation' in the income statement.

Impairment loss

Impairment losses are included in the line item 'asset impairment/(reversal) in Note 5. The impairment loss of $126.9 million recognised during the 2005 financial year relates to the write down of plant and equipment in the Electricity Networks cash-generating unit. For further details of the impairment loss, refer to Note 21.

Leased plant and equipment

The net carrying amount of plant and equipment held under finance leases at 30 June 2006 was $145.6 million (2005: $nil). Leased assets are pledged as security for the related finance lease liabilities.



Note 21 - Intangible assets

	Goodwill $m	Licences $m	Natural gas conversion $m	Emission rights $m	Other $m	Total $m
Consolidated - year ended 30 June 2006						
Balance at 1 July 2005, net of accumulated amortisation and impairment	1,234.4	278.2	9.9	22.1	11.5	1,556.1
Additions	-	-	-	44.6	0.7	45.3
Acquisitions through business combinations (Note 43)	532.4	301.2	-	-	-	833.6
Disposals	-	-	-	(26.1)	-	(26.1)
Amortisation	-	-	(3.1)	-	(0.8)	(3.9)
Transfers	-	-	-	-	(3.2)	(3.2)
Foreign currency exchange differences	-	-	-	-	0.6	0.6
Balance at 30 June 2006, net of accumulated amortisation and impairment	1,766.8	579.4	6.8	40.6	8.8	2,402.4
Balance at 1 July 2005						
Cost (gross carrying amount)	1,254.8	362.0	72.1	22.1	13.2	1,724.2
Accumulated amortisation and impairment	(20.4)	(83.8)	(62.2)	-	(1.7)	(168.1)
Net carrying amount	1,234.4	278.2	9.9	22.1	11.5	1,556.1
Balance at 30 June 2006						
Cost (gross carrying amount)	1,787.2	663.2	72.1	40.6	11.4	2,574.5
Accumulated amortisation and impairment	(20.4)	(83.8)	(65.3)	-	(2.6)	(172.1)
Net carrying amount	1,766.8	579.4	6.8	40.6	8.8	2,402.4
Parent Entity - year ended 30 June 2006						
Balance at 1 July 2005, net of accumulated amortisation and impairment	-	-	-	-	3.3	3.3
Additions	-	-	-	-	0.6	0.6
Transfers	-	-	-	-	(1.3)	(1.3)
Balance at 30 June 2006, net of accumulated amortisation and impairment	-	-	-	-	2.6	2.6
Balance at 1 July 2005						
Cost (gross carrying amount)	-	-	-	-	3.3	3.3
Accumulated amortisation and impairment	-	-	-	-	-	-
Net carrying amount	-	-	-	-	3.3	3.3
Balance at 30 June 2006						
Cost (gross carrying amount)	-	-	-	-	2.6	2.6
Accumulated amortisation and impairment	-	-	-	-	-	-
Net carrying amount	-	-	-	-	2.6	2.6
Consolidated - year ended 30 June 2005						
Balance at 1 July 2004, net of accumulated amortisation and impairment	1,245.4	364.6	13.4	12.7	6.8	1,642.9
Additions	-	-	-	25.1	5.4	30.5
Acquisitions through business combinations (Note 43)	17.7	-	-	-	-	17.7
Disposals	(8.3)	(2.6)	-	(15.7)	-	(26.6)
Amortisation	-	-	(3.5)	-	(0.7)	(4.2)
Impairment loss	(20.4)	(83.8)	-	-	-	(104.2)
Balance at 30 June 2005, net of accumulated amortisation and impairment	1,234.4	278.2	9.9	22.1	11.5	1,556.1



Note 21 - Intangible assets (continued)

	Goodwill $m	Licences $m	Natural gas conversion $m	Emission rights $m	Other $m	Total $m
Balance at 1 July 2004						
Cost (gross carrying amount)	1,245.4	364.6	72.1	12.7	7.8	1,702.6
Accumulated amortisation and impairment	-	-	(58.7)	-	(1.0)	(59.7)
Net carrying amount	1,245.4	364.6	13.4	12.7	6.8	1,642.9
Balance at 30 June 2005						
Cost (gross carrying amount)	1,254.8	362.0	72.1	22.1	13.2	1,724.2
Accumulated amortisation and impairment	(20.4)	(83.8)	(62.2)	-	(1.7)	(168.1)
Net carrying amount	1,234.4	278.2	9.9	22.1	11.5	1,556.1
Parent Entity - year ended 30 June 2005						
Balance at 1 July 2004, net of accumulated amortisation and impairment	-	-	-	-	-	-
Additions	-	-	-	-	3.3	3.3
Balance at 30 June 2005, net of accumulated amortisation and impairment	-	-	-	-	3.3	3.3
Balance at 1 July 2004						
Cost (gross carrying amount)	-	-	-	-	-	-
Accumulated amortisation and impairment	-	-	-	-	-	-
Net carrying amount	-	-	-	-	-	-
Balance at 30 June 2005						
Cost (gross carrying amount)	-	-	-	-	3.3	3.3
Accumulated amortisation and impairment	-	-	-	-	-	-
Net carrying amount	-	-	-	-	3.3	3.3

Amortisation expense is included in the line item 'depreciation and amortisation' in the income statement.

All intangible assets with finite useful lives were assessed for impairment and all intangible assets with indefinite useful lives were tested for impairment at 30 June 2006.

Impairment testing of indefinite life intangible assets

Goodwill and other intangible assets deemed to have indefinite lives that are significant in comparison to the consolidated entity's total carrying amount of indefinite lived intangibles have been allocated to cash-generating units (CGUs) for the purpose of impairment testing as follows:

	Goodwill $m	Licences $m	Total intangible assets with indefinite lives $m
Consolidated - year ended 30 June 2006			
Cash-generating unit			
Electricity Networks	-	278.2	278.2
Retail and Merchant Energy	1,705.5	301.2	2,006.7
Total	1,705.5	579.4	2,284.9
Consolidated - year ended 30 June 2005			
Cash-generating unit			
Electricity Networks	-	278.2	278.2
Retail and Merchant Energy	1,182.3	-	1,182.3
Total	1,182.3	278.2	1,460.5



Note 21 - Intangible assets (continued)

The distribution licence $278.2 million (2005: $278.2 million) within the Electricity Networks CGU has been assessed as having an indefinite useful life as it was granted in perpetuity and, accordingly, is not amortised. The factors considered in determining the useful life of the distribution licence included the stability of the industry and compliance with licence obligations.

The licences $301.2 million (2005: $nil) to operate hydro electric power stations within the Retail and Merchant Energy CGU have been assessed as having indefinite lives. The factors considered in determining the useful lives of these licences are the long term nature of the initial licences, the expectation that the licences will be renewed, the insignificant cost of renewal, and compliance with licensing obligations.

The recoverable amount for these CGUs has been determined using value in use models.

For the Electricity Networks CGU, the key assumption in determining value in use is regulatory outcomes. For the Retail and Merchant Energy CGU, the key assumptions in the calculation of value in use are customer numbers, energy procurement costs and regulatory outcomes.

For both the Retail and Merchant Energy CGU and the Electricity Networks CGU, the estimate of regulatory outcomes is based on actual regulatory decisions for the current price reset period, which are publicly available, together with the consolidated entity's expectations of regulatory decisions beyond the current reset period. Customer numbers are estimated based on historical experience in various segments together with marketing strategies for the retention and winning of customers. Energy procurement costs are estimated based on the actual hedge portfolio together with an estimate of future hedging prices and volumes beyond the period of the actual hedge portfolio.

Impairment testing for Electricity Networks

The recoverable amount for the Electricity Networks CGU has been determined using a value in use model including an appropriate terminal value. Cash flow forecasts are based on Board approved budgets for years 1 and 2, the Board approved 5 year plan for years 3 to 5 and extrapolated out to 20 years using forecast CPI. The terminal value is based on the final year free cashflow capitalised in perpetuity. In prior years, the terminal value was based on a market multiple of the regulated asset base. The change in the calculation of the terminal value has not had a material impact on the recoverable amount and was done to ensure consistency in valuation methodologies with other similar assets. Discount rates used are the pre-tax weighted average cost of capital of 10.0% (2005: 9.85%).

For the year ended 30 June 2005, an impairment loss was recognised for the Electricity Networks CGU of $231.1 million before tax. The impairment arose from a reassessment of the fair value of the network following a review of realised market values for Victorian distribution businesses, the tightening regulatory environment and consideration of an unfavourable draft determination by the Victorian Essential Services Commission on distribution charges for 2006-2010.

This impairment loss was recognised in the Electricity Networks segment in respect of the following asset classes:

	Consolidated		Parent Entity	
	2006	2005	2006	2005
	$m	$m	$m	$m
Property, plant and equipment	-	126.9	-	-
Licences	-	83.8	-	-
Goodwill	-	20.4	-	-
	-	231.1	-	-

No impairment loss has been recognised for the year ended 30 June 2006.

Impairment testing for Retail and Merchant Energy

The recoverable amount for the Retail and Merchant Energy CGU has been determined using a value in use model including an appropriate terminal value. Cash flow forecasts are based on Board approved budgets for years 1 and 2, the Board approved 5 year plan for years 3 to 5 and extrapolated out to 10 years using forecast CPI. The terminal value is based on final year free cashflow capitalised in perpetuity. Discount rates used are the pre-tax weighted average cost of capital of 12.39% (2005: 14.61%).

No impairment loss has been recognised for the year ended 30 June 2006 (2005: $nil)



	Consolidated		Parent Entity	
	2006	2005	2006	2005
	$m	$m	$m	$m
Note 22 - Other assets (non-current)				
Defined benefit superannuation plan asset (Note 47(e))	31.5	10.1	31.5	10.1
Sundry gas and electricity assets	15.5	22.9	-	7.2
	47.0	33.0	31.5	17.3
Note 23 - Trade and other payables (current)				
Trade payables	500.7	422.7	76.0	64.4
Amounts owing to subsidiaries	-	-	404.6	273.6
Amounts owing to associates	11.0	10.7	-	-
	511.7	433.4	480.6	338.0

Trade payables are generally settled within 30 days of the date of recognition.

For terms and conditions relating to amounts owing to subsidiaries and associates, refer to Note 49.

	Consolidated 2006 $m	Consolidated 2005 $m	Parent Entity 2006 $m	Parent Entity 2005 $m
Note 24 - Borrowings (current)				
At amortised cost (2005: cost)				
Bank overdrafts	6.9	1.9	-	-
Short-term money market borrowings	-	15.3	-	15.3
Bank loans	2,001.0	42.8	2,000.0	-
Promissory notes	-	175.0	-	175.0
Finance lease liabilities (Note 39)	0.4	0.3	-	-
Customer deposits	0.7	1.1	-	-
	2,009.0	236.4	2,000.0	190.3

Significant terms and conditions

Bank overdrafts are unsecured and are repayable on demand.

Short-term money market borrowings are unsecured and are repayable on demand.

Bank loans are unsecured and are repayable on maturity in November 2006 (2005: February 2006).

Promissory notes are unsecured and were repayable on maturity in July 2005.

Customer deposits relate to security deposits lodged with certain subsidiaries of the consolidated entity by gas and electricity customers. These deposits are normally held for periods of either one or two years. The aggregate amount expected to be paid to customers within 12 months of the reporting date is shown as a current liability, with the balance shown as a non-current liability (refer Note 29).

	Consolidated 2006 $m	Consolidated 2005 $m	Parent Entity 2006 $m	Parent Entity 2005 $m
Note 25 - Other financial liabilities (current)				
Fair value derivatives (Note 53)	224.0	-	3.0	-
Note 26 - Provisions (current)				
Employee benefits	43.0	41.3	11.7	12.0
Environmental rehabilitation	3.8	4.2	3.3	3.8
Property rationalisation	1.5	6.0	1.5	6.0
Retail contestability initiatives	0.6	1.0	-	-
Onerous contracts	1.4	1.7	-	-
Other	9.2	6.1	0.3	0.7
	59.5	60.3	16.8	22.5

The provision for environmental rehabilitation was established to cover an estimate of the consolidated entity's obligations with respect to contaminated gas and electricity properties owned or formerly owned by the consolidated entity. The estimate may vary as a result of additional obligations being identified and the full extent of contamination being determined.

The provision for property rationalisation was established to recognise the costs associated with centralising geographical locations of a number of the consolidated entity's premises.

The provision for retail contestability initiatives represents the balance of the former gas customers' reserve account made available to partially offset the costs of implementing full retail contestability in the NSW gas market.

The provision for onerous contracts represents amounts recognised on the acquisition of the Pulse Energy businesses.



	Consolidated		Parent Entity	
	2006	2005	2006	2005
	$m	$m	$m	$m
Note 27 - Other liabilities (current)				
Unearned revenue	3.6	8.9	-	0.2
Note 28 - Trade and other payables (non-current)				
Amounts owing to subsidiaries	-	-	1,135.3	984.2

For terms and conditions relating to amounts owing to subsidiaries, refer to Note 49.

	Consolidated 2006 $m	Consolidated 2005 $m	Parent Entity 2006 $m	Parent Entity 2005 $m
Note 29 - Borrowings (non-current)				
At amortised cost (2005: cost)				
Medium term notes	599.1	600.0	599.1	600.0
Senior notes	704.0	796.2	704.0	796.2
Bank loans	100.3	-	59.4	-
Finance lease liabilities (Note 39)	8.7	1.6	-	-
Customer deposits	9.0	9.0	-	-
	1,421.1	1,406.8	1,362.5	1,396.2

Significant terms and conditions

Medium term notes are unsecured and are repayable on maturity in October 2007 and September 2009.

Senior notes are unsecured. The notes are denominated in US dollars and the consolidated entity's foreign exchange exposure has been fully hedged. Senior notes are repayable on maturity, partly in April 2008, September 2015 and in April 2018.

Bank loans are unsecured and are repayable on maturity in February 2009.

Customer deposits relate to security deposits lodged with certain subsidiaries of the consolidated entity by gas and electricity customers. These deposits are normally held by the consolidated entity for periods of either one or two years. Other gas deposits are held until such time as the customers cease to be customers of the consolidated entity and all outstanding amounts are either paid or deducted from the security deposits. The aggregate amount expected to be paid to customers within 12 months of the reporting date is shown as a current liability in Note 24.

	Consolidated 2006 $m	Consolidated 2005 $m	Parent Entity 2006 $m	Parent Entity 2005 $m
Note 30 - Other financial liabilities (non-current)				
Fair value derivatives (Note 53)	260.7	-	105.9	-
Note 31 - Provisions (non-current)				
Employee benefits	38.0	35.6	5.1	6.6
Environmental rehabilitation	10.1	3.2	0.9	2.8
Onerous contracts	2.5	5.4	-	-
Other	1.9	1.8	0.2	0.4
	52.5	46.0	6.2	9.8

The provision for environmental rehabilitation was established to cover an estimate of the consolidated entity's obligations with respect to contaminated gas and electricity properties owned or formerly owned by the consolidated entity. The estimate may vary as a result of additional obligations being identified and the full extent of contamination being determined.

The provision for onerous contracts represents amounts recognised on the acquisition of the Pulse Energy businesses.



Note 31 - Provisions (non-current) (continued)

Reconciliations - current and non-current	Environmental rehabilitation $m	Property rationalisation $m	Retail contestability initiatives $m	Onerous contracts $m	Other $m	Total $m
Consolidated - year ended 30 June 2006						
Balance at beginning of year	7.4	6.0	1.0	7.1	7.9	29.4
Adjustment on adoption of AASB 132 and 139	-	-	-	(2.8)	-	(2.8)
Additional provisions recognised	8.3 (a)	-	-	-	2.0	10.3
Acquisitions through business combinations	-	-	-	-	5.0	5.0
Provisions utilised	(2.4)	(4.5)	(0.4)	(1.7)	(2.5)	(11.5)
Transfers	-	-	-	1.3	(1.3)	-
Unwinding of discount	0.4	-	-	-	-	0.4
Foreign currency exchange differences	0.2	-	-	-	-	0.2
Balance at end of year	13.9	1.5	0.6	3.9	11.1	31.0
Current	3.8	1.5	0.6	1.4	9.2	16.5
Non-current	10.1	-	-	2.5	1.9	14.5
	13.9	1.5	0.6	3.9	11.1	31.0
Parent Entity - year ended 30 June 2006						
Balance at beginning of year	6.6	6.0	-	-	1.1	13.7
Provisions utilised	(2.4)	(4.5)	-	-	(0.6)	(7.5)
Balance at end of year	4.2	1.5	-	-	0.5	6.2
Current	3.3	1.5	-	-	0.3	5.1
Non-current	0.9	-	-	-	0.2	1.1
	4.2	1.5	-	-	0.5	6.2

(a) The additional provision recognised for environmental rehabilitation represents the expected future restoration costs of removing facilities and restoring the affected areas and is capitalised as a component of oil and gas assets.



	Consolidated		Parent Entity	
	2006	2005	2006	2005
	$m	$m	$m	$m
Note 32 - Other liabilities (non-current)				
Unearned revenue	5.1	5.1	-	-
Other	20.5	0.2	20.2	-
	25.6	5.3	20.2	-
Note 33 - Issued capital				
455,910,464 (2005: 456,576,944) fully paid ordinary shares	1,997.3	2,010.1	1,997.3	2,010.1

Movement in fully paid ordinary shares

Details	Date	Number of shares	$m
Balance at 1 July 2004		456,215,007	2,239.7
Issue of shares under AGL Long-Term Incentive Plan	1 Jul to 19 Nov 04	188,302	-
Issue of shares under AGL Share Reward Plan	18 Nov 04	173,635	-
Capital return of $0.50 per share	29 Apr 05	-	(228.7)
Capital return transaction costs	30 Jun 05	-	(0.9)
Balance at 30 June 2005		456,576,944	2,010.1
Balance at 1 July 2005		456,576,944	2,010.1
Issue of shares under AGL Long-Term Incentive Plan	4 Jul & 5 Aug 05	15,074	-
Share buy back and transaction costs	31 Oct 05	(681,554)	(10.9)
Purchase of shares on market under AGL Long-Term Incentive Plan		-	(7.5)
Purchase of shares on market under AGL Share Reward Plan		-	(2.3)
Transfer from employee equity benefits reserve		-	7.9
Balance at 30 June 2006		455,910,464	1,997.3

Changes to the then Corporations Law abolished the authorised capital and par value concept in relation to share capital from 1 July 1998. Accordingly, the Parent Entity does not have authorised capital or par value in respect of its issued shares.
Ordinary shares entitle the holder to participate in dividends and the proceeds on winding-up of the Parent Entity in proportion to the number of shares held.
Every ordinary shareholder present at a meeting of the Parent Entity in person or by proxy, is entitled to one vote per share.

	Consolidated		Parent Entity	
	2006	2005	2006	2005
	$m	$m	$m	$m
Note 34 - Reserves				
Asset revaluation	2.6	-	-	-
Foreign currency translation	14.4	(4.5)	-	-
Employee equity benefits	(0.7)	(4.1)	(0.7)	(4.1)
Hedging	(46.1)	-	22.4	-
Other	(6.3)	-	-	-
	(36.1)	(8.6)	21.7	(4.1)
Movement in reserves				
Asset revaluation				
Balance at beginning of year	-	-	-	-
Share of increments in reserve attributable to an associate	2.6	-	-	-
Balance at end of year	2.6	-	-	-

The asset revaluation reserve represents the consolidated entity's share of the reserve of an associate.



	Consolidated		Parent Entity	
	2006	2005	2006	2005
	$m	$m	$m	$m
Note 34 - Reserves (continued)				
Foreign currency translation				
Balance at beginning of year	(4.5)	-	-	-
Translation of foreign subsidiaries	17.3	19.5	-	-
Transfer to retained earnings - disposal of foreign subsidiary	-	(24.0)	-	-
Net gain on hedge of net investment	1.6	-	-	-
Balance at end of year	14.4	(4.5)	-	-

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries, as well as from the translation of liabilities that hedge the net investment in foreign subsidiaries.

	Consolidated 2006	Consolidated 2005	Parent Entity 2006	Parent Entity 2005
Employee equity benefits				
Balance at beginning of year	(4.1)	(13.4)	(4.1)	(13.4)
Share-based payments	9.1	4.1	9.1	4.1
Employee share loans repaid	2.2	5.2	2.2	5.2
Transfer to issued capital	(7.9)	-	(7.9)	-
Balance at end of year	(0.7)	(4.1)	(0.7)	(4.1)

The employee equity benefits reserve is used to record the value of equity benefits provided to employees and directors as part of their remuneration. Amounts are transferred out of the reserve and into issued capital when the benefits have vested. Refer to Note 48 for further information on share ownership plans.

	Consolidated 2006	Consolidated 2005	Parent Entity 2006	Parent Entity 2005
Hedging				
Balance at beginning of year	-	-	-	-
Adjustment on adoption of AASB 132 and AASB 139 (Note 55)	(123.3)	-	10.3	-
Restated balance at beginning of year	(123.3)	-	10.3	-
Cash flow hedges gain/(loss) taken to equity	(16.5)	-	17.1	-
Cash flow hedges gain/(loss) transferred to profit for the period	112.5	-	0.2	-
Deferred income tax	(18.8)	-	(5.2)	-
Balance at end of year	(46.1)	-	22.4	-

The hedging reserve represents the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

	Consolidated 2006	Consolidated 2005	Parent Entity 2006	Parent Entity 2005
Other				
Balance at beginning of year	-	-	-	-
Share of decrements in reserve attributable to associates and jointly controlled entities	(6.3)	-	-	-
Balance at end of year	(6.3)	-	-	-

The other reserve represents the consolidated entity's share of the reserves of associates and jointly controlled entities.

	Consolidated 2006	Consolidated 2005	Parent Entity 2006	Parent Entity 2005
Note 35 - Retained earnings				
Balance at beginning of year	2,650.5	2,150.3	504.0	927.5
Adjustment on adoption of AASB 132 and AASB 139 (Note 55)	(30.4)	-	(0.2)	-
Restated balance at beginning of year	2,620.1	2,150.3	503.8	927.5
Profit attributable to shareholders of the Parent Entity	457.0	904.4	106.1	(0.7)
Dividends paid or provided (Note 8)	(287.4)	(420.2)	(287.4)	(420.2)
Transfer from foreign currency translation reserve	-	24.0	-	-
Actuarial gain/(loss) on defined benefit superannuation plans, net of tax	10.6	(2.6)	10.6	(2.6)
Share of income/(expense) recognised in retained earnings attributable to associates and jointly controlled entities	2.8	(5.4)	-	-
Balance at end of year	2,803.1	2,650.5	333.1	504.0



	Consolidated	
	2006 Cents per share	2005 Cents per share
Note 36 - Earnings per share (EPS)		
Basic earnings per share		
From continuing operations	100.2	53.5
From discontinued operations	-	144.6
Total basic earnings per share	100.2	198.1
Diluted earnings per share		
From continuing operations	100.0	53.4
From discontinued operations	-	144.4
Total diluted earnings per share	100.0	197.8
Basic earnings per share - before significant items		
From continuing operations	94.7	81.1
From discontinued operations	-	7.9
Total basic earnings per share - before significant items	94.7	89.0
Diluted earnings per share - before significant items		
From continuing operations	94.6	81.0
From discontinued operations	-	7.9
Total diluted earnings per share - before significant items	94.6	88.9

Basic and diluted earnings per share

Earnings used in the calculation of total basic and diluted earnings per share and basic and diluted earnings per share from continuing operations reconciles to net profit in the income statement as follows:

	2006 $m	2005 $m
Profit attributable to shareholders of the Parent Entity	457.0	904.4
Earnings used in the calculation of basic and diluted EPS	457.0	904.4
Adjustments to exclude profit from discontinued operations	-	(680.2)
Profit attributable to minority interest	-	20.1
Earnings used in the calculation of basic and diluted EPS from continuing operations	457.0	244.3

	2006 Millions	2005 Millions
Weighted average number of ordinary shares used in the calculation of basic EPS	456.1	456.5
Effect of dilution - LTIP share rights	0.8	0.7
Weighted average number of ordinary shares used in the calculation of diluted EPS	456.9	457.2

Basic and diluted earnings per share - before significant items

Earnings used in the calculation of total basic and diluted earnings per share before significant items and basic and diluted earnings per share before significant items from continuing operations reconciles to net profit in the income statement as follows:

	2006 $m	2005 $m
Profit attributable to shareholders of the Parent Entity	457.0	904.4
Significant items after income tax	(24.9)	(498.2)
Earnings used in the calculation of basic and diluted EPS before significant items	432.1	406.2
Adjustments to exclude profit from discontinued operations	-	(56.0)
Profit attributable to minority interest	-	20.1
Earnings used in the calculation of basic and diluted EPS before significant items from continuing operations	432.1	370.3



	Consolidated		Parent Entity	
	2006	2005	2006	2005
	$m	$m	$m	$m
Note 37 - Construction contracts				
Construction work in progress	63.3	38.2	-	-
Progress billings received and receivable	(59.3)	(26.8)	-	-
	4.0	11.4	-	-
Retentions included in progress billings	-	-	-	-
Recognised and included in the financial statements as:				
Amounts due from customers for construction contracts (Note 10)	4.0	11.4	-	-
Note 38 - Capital and other expenditure commitments				
Capital expenditure contracted for at reporting date but not provided for and payable:				
Property, plant and equipment	177.0	15.4	21.0	-
Consolidated entity's share of joint venture operations	3.3	-	-	-
Consolidated entity's share of associates	4.5	-	-	-
Consolidated entity's share of jointly controlled entities	16.2	-	-	-
	201.0	15.4	21.0	-
Not later than one year	46.9	4.1	21.0	-
Later than one year but not later than five years	154.1	4.7	-	-
Later than five years	-	6.6	-	-
	201.0	15.4	21.0	-



Note 39 - Lease commitments

Finance lease liabilities	**Minimum future lease payments 2006**	**Present value of payments 2006**	**Minimum future lease payments 2005**	**Present value of payments 2005**
Consolidated	**$m**	**$m**	**$m**	**$m**
Not later than one year	0.5	0.4	0.4	0.3
Later than one year but not later than five years	1.5	1.4	1.7	1.6
Later than five years	178.4	7.3	-	-
Total minimum lease payments	180.4		2.1	
Less future finance charges	(171.3)		(0.2)	
Present value of minimum lease payments	9.1	9.1	1.9	1.9
Included in the financial statements as:				
Current borrowings (Note 24)		0.4		0.3
Non-current borrowings (Note 29)		8.7		1.6
		9.1		1.9

The Parent Entity has no finance lease liabilities.

Finance leases comprise leases of property, plant and equipment. There are no contingent rental payments due or payable. There are no renewal or purchase options, escalation clauses or restrictions imposed by lease arrangements concerning dividends, additional debt and further leasing.

Finance lease receivables	**Minimum future lease receivables 2006**	**Present value of receivables 2006**	**Minimum future lease receivables 2005**	**Present value of receivables 2005**
Consolidated	**$m**	**$m**	$m	$m
Not later than one year	4.5	0.5	-	-
Later than one year but not later than five years	19.2	1.8	-	-
Later than five years	41.1	20.4	-	-
Total minimum lease receivables	64.8		-	
Less unearned finance income	(42.1)		-	
Present value of minimum lease receivables	22.7	22.7	-	-
Included in the financial statements as:				
Current trade and other receivables (Note 10)		0.5		-
Non-current trade and other receivables (Note 15)		22.2		-
		22.7		-

The Parent Entity has no finance lease receivables.
The consolidated entity owns the Cawse power station that produces electricity, steam and desalinated water which is supplied to an entity that operates a nickel mine adjacent to the power station. The power station has been classified as a finance lease as it transfers substantially all the risks and rewards incidental to ownership of the asset.

	Consolidated		**Parent Entity**	
	2006	2005	**2006**	2005
	$m	$m	**$m**	$m
Operating leases				
Non-cancellable operating lease rentals are payable as follows:				
Not later than one year	27.8	20.0	6.2	6.0
Later than one year but not later than five years	55.4	39.0	21.6	20.0
Later than five years	38.9	50.0	32.4	43.0
	122.1	109.0	60.2	69.0

Operating leases principally comprise leases of office space. There are no contingent rental payments due or payable. There are no purchase options and escalation clauses or restrictions imposed by lease arrangements concerning dividends, additional debt and further leasing. Various operating leases have standard lease renewal options.



	Consolidated		Parent Entity	
	2006	2005	2006	2005
	$m	$m	$m	$m
Note 40 - Contingent liabilities and contingent assets				
Contingent liabilities				
Bank guarantees in respect of the consolidated entity	13.0	8.5	147.4	96.5
Guarantees and warranties in respect of subsidiaries	16.4	35.5	207.9	81.6
Guarantees in respect of associates	5.0	5.0	5.0	5.0
Guarantees in respect of other entities (a)	23.8	21.8	23.8	21.8
Contingent consideration under contract (b)	92.2	-	-	-
	150.4	70.8	384.1	204.9

(a) The Parent Entity has provided a guarantee over a $25.0 million bank facility utilised by TransACT. As at 30 June 2006 the facility had been drawn down to the amount of $23.8 million (2005: $20.8 million) and is included in guarantees in respect of other entities.

(b) Contingent consideration under contract consists of two amounts of $41.2 million and $51.0 million respectively. The first relates to the final payment on the PNG Upstream Gas project which is contingent upon project sanction and financial close. The second amount relates to the contingent payment of up to $51.0 million which will be made if additional reserves are proven at Camden by December 2008, based upon an agreed reserve formula with reserves verified by an independent external expert.

Other contingent liabilities
Claims and possible claims, indeterminable in amount, have arisen in the course of business against entities in the consolidated entity. Based on legal advice obtained, the Directors of the Parent Entity believe that any resultant liability will not materially affect the financial position of the consolidated entity.

The Parent Entity has undertaken to provide financial support, as and when required, to certain wholly-owned subsidiaries, so as to enable those entities to pay their debts as and when such debts become due and payable.

The Parent Entity has provided warranties and indemnities to certain third parties in relation to the performance of contracts by various wholly-owned subsidiaries.

Contingent assets

AGL is party to an agreement in relation to the disposal of various entities to an associated entity (Australian Pipeline Trust). Under the agreement the parties have agreed that the extent to which stamp duty payable by the purchaser is otherwise than as estimated under the Share Sale agreement, an adjustment payment would be made to AGL. The amount of the potential payment payable by the purchaser has not been recognised at 30 June 2006, as it is contingent on obtaining relevant State and Territory duty relief and cannot be reliably measured at this stage.

	Consolidated		Parent Entity	
	2006	2005	2006	2005
	$000	$000	$000	$000
Note 41 - Remuneration of auditors				
Auditor of the Parent Entity				
Audit and review of financial reports	1,779	920	269	139
Other regulatory audit services	90	269	-	-
Investigating Accountants Reports for demerger transactions	885	-	885	-
Independent Review Reports for directors forecasts for demerger transactions	545	-	545	-
Other audit assurance services	-	86	-	5
Adoption of Australian equivalents to International Financial Reporting Standards	466	326	466	326
	3,765	1,601	2,165	470
Other auditors				
Audit and review of financial reports	51	68	-	-

The auditor of The Australian Gas Light Company is Deloitte Touche Tohmatsu.



Note 42 - Subsidiaries

	Country of incorporation	Ownership interest 2006 %	Ownership interest 2005 %
Agility Management Pty Limited	Australia	100	100
Agility Services Pty Limited	Australia	100	100
Agility Team Build Pty Limited	Australia	100	100
AGL (Cawse) Power Pty Limited	Australia	100	100
AGL ACT Retail Investments Pty Limited	Australia	100	100
AGL Chile Operations SA	Chile	100	100
AGL COMindico Pty Limited	Australia	100	100
AGL Corporate Services Pty Limited	Australia	100	100
AGL Electricity (VIC) Pty Limited	Australia	100	100
AGL Electricity Limited	Australia	100	100
AGL Energy Limited (formerly CRH Holdings Pty Limited)	Australia	100	100
AGL Energy Sales & Marketing Limited	Australia	100	100
AGL Energy Services Pty Limited	Australia	100	100
AGL Finance Pty Limited	Australia	100	100
AGL Foundation Nominees Pty Limited	Australia	100	100
AGL Gas Company (ACT) Pty Limited	Australia	100	100
AGL Gas Developments (Hunter) Pty Limited (formerly AGL Power Corporation (Victoria) Pty Limited)	Australia	100	100
AGL Gas Developments (PNG) Pty Limited (formerly AGL Consultancy Pty Ltd)	Australia	100	100
AGL Gas Developments (Sydney) Pty Limited (formerly AGL Wholesale Electricity Pty Limited)	Australia	100	100
AGL Gas Networks Limited	Australia	100	100
AGL Gas Production (Camden) Pty Limited (formerly CRH Holdings (Australia) Pty Limited)	Australia	100	100
AGL Gas Trading Pty Limited	Australia	100	100
AGL HP1 Pty Limited (a) (formerly SHP1 Pty Ltd)	Australia	100	-
AGL HP2 Pty Limited (a) (formerly SHP2 Pty Ltd)	Australia	100	-
AGL HP3 Pty Limited (a) (formerly SHP3 Pty Ltd)	Australia	100	-
AGL Hydro Maintenance Services Pty Limited (a) (formerly Southern Hydro Maintenance Services Pty Ltd)	Australia	100	-
AGL Hydro Operations Pty Limited (a) (formerly Southern Hydro Operations Pty Ltd)	Australia	100	-
AGL Hydro Partnership (a) (formerly Southern Hydro Partnership)	Australia	100	-
AGL International	Cayman Islands	100	100
AGL Investments Pty Limited	Australia	100	100
AGL NZ Energy Limited	New Zealand	100	100
AGL NZ Holdings Limited	New Zealand	100	100
AGL NZ Investments Pty Limited	Australia	100	100
AGL NZ Limited	New Zealand	100	100
AGL NZ Management Limited	New Zealand	100	100
AGL Pipelines Investments (QLD) Pty Limited	Australia	100	100
AGL Pipelines Investments Pty Limited	Australia	100	100
AGL Power Generation (Brown Hill) Pty Limited	Australia	100	100
AGL Power Generation (Mid West) Pty Limited	Australia	100	100



Note 42 - Subsidiaries (continued)

	Country of incorporation	Ownership interest 2006 %	Ownership interest 2005 %
AGL Power Generation (NSW) Pty Limited (b)	Australia	100	-
AGL Power Generation (QLD) Pty Limited (b)	Australia	100	-
AGL Power Generation (SA) Pty Limited	Australia	100	100
AGL Power Generation (Victoria) Pty Limited	Australia	100	100
AGL Power Generation Pty Limited	Australia	100	100
AGL Retail Energy Limited	Australia	100	100
AGL Sales Pty Limited (formerly AGL Victoria Pty Limited)	Australia	100	100
AGL Service Businesses Pty Limited	Australia	100	100
AGL (SHL) Pty Limited (b)	Australia	100	-
AGL South Australia Pty Limited	Australia	100	100
AGL Southern Hydro Holdings Pty Limited (a) (formerly Meridian Energy Australian Holdings Limited)	Australia	100	-
AGL Southern Hydro Investments Pty Ltd (a) (formerly Meridian Energy Australia Investments Pty Ltd)	Australia	100	-
AGL Southern Hydro Pty Limited (a) (formerly Southern Hydro Pty Ltd)	Australia	100	-
AGL Southern Hydro (NSW) Pty Limited (a) (formerly Meridian Energy Australia Pty Ltd)	Australia	100	-
AGL Technology Commerce Pty Limited	Australia	100	100
AGL TransACT Pty Limited	Australia	100	100
AGL Utility Services Pty Limited	Australia	100	100
AGL Wholesale Gas (SA) Limited	Australia	100	100
AGL Wholesale Gas Limited	Australia	100	100
Crofton Investments Pty Ltd	Australia	100	100
dingo blue Pty Limited	Australia	100	100
dingo blue Services Pty Limited	Australia	100	100
Dollar Wind Farm Pty Limited (a)	Australia	100	-
Dual Fuel Systems Pty Limited	Australia	100	100
EdgeCap Pty Limited	Australia	100	100
Empresa de Gas de la V Region SA (c)	Chile	100	100
Essential Energy Services Pty Ltd	Australia	100	100
Goodacre Development Pty Limited	Australia	100	100
H C Extractions Pty Limited	Australia	100	100
International Oil Proprietary Ltd	Australia	100	100
Inversiones AGL Chile Limitada	Chile	100	100
Macarthur Wind Farm Pty Ltd (a)	Australia	100	-
Navham Pty Limited	Australia	100	100
Porta-Gas Pty Limited	Australia	100	100
Radius Operations Pty Limited	Australia	100	100
Tauranga Civic Holdings Limited	New Zealand	100	100
The North Shore Gas Company Pty Limited	Australia	100	100
Victorian Energy Pty Limited	Australia	100	100
Wattle Point Wind Farm Pty Ltd (a)	Australia	100	-

(a) Acquired during the 2006 financial year.

(b) Incorporated during the 2006 financial year.

(c) Not audited by Deloitte Touche Tohmatsu Australia.



Note 43 - Acquisition of subsidiaries and businesses

On 30 November 2005, the consolidated entity acquired 100% of the share capital of Meridian Energy Australia Holdings Ltd, an unlisted company that owned the Southern Hydro group which has one of the largest renewable hydro and electricity generation portfolios in Australia.

The fair value of the acquisition was $1,451.4 million including costs directly attributable to the acquisition totalling $12.1 million.

From the date of acquisition, the Southern Hydro group has contributed $21.7 million to profit before finance costs and income tax to the consolidated entity. It is not practicable to determine the profit or revenue for the consolidated entity as if the acquisition had taken place at the beginning of the year as the risk management policies under AGL are different to those adopted by the Southern Hydro group prior to the acquisition. The risk management policies include policies on energy trading which affect the operational performance of the entity.

The consolidated entity also acquired the business and assets of Yambah Civil in October 2005 and Cable Layers in January 2006. These businesses specialise in the underground electricity cable installation services in Queensland and Western Australia respectively. The total consideration paid for the businesses was $14.8 million which represented the fair value of net assets of $5.6 million and goodwill on acquisition of $9.2 million.

In the previous financial year, the consolidated entity acquired 100% of the share capital of Terra Gas Trader Pty Limited on 13 January 2005. The company supplies gas to South Australian power generation customers via the Moomba to Adelaide pipeline.

In the previous financial year, the consolidated entity acquired the business and assets of Oakland Construction on 16 June 2005. The business specialises in the underground electricity cable installation services in the south-east supply region of Queensland.

The provisional fair value of the identifiable assets and liabilities of the Southern Hydro group as at the date of the acquisition are:

	Consolidated			
	Provisional fair value recognised on acquisition 2006 $m	Carrying value at acquisition 2006 $m	Fair value recognised on acquisition 2005 $m	Carrying value at acquisition 2005 $m
Assets				
Cash and cash equivalents	11.0	11.0	-	-
Trade and other receivables	52.4	43.7	15.6	15.6
Inventories	0.2	0.2	-	-
Other assets	1.4	1.4	0.3	0.3
Other financial assets	41.7	41.7	-	-
Property, plant and equipment	701.2	716.2	0.1	0.1
Intangible assets	301.2	120.2	-	4.1
Deferred tax assets	28.1	32.2	0.1	0.1
	1,137.2	966.6	16.1	20.2
Liabilities				
Trade and other payables	41.0	41.0	10.6	10.6
Borrowings	6.9	6.9	-	-
Other financial liabilities	80.6	80.6	-	-
Provisions	11.9	7.6	3.9	3.9
Deferred tax liabilities	68.6	89.6	-	-
Other liabilities	-	-	0.3	-
	209.0	225.7	14.8	14.5
Fair value of identifiable net assets	928.2	740.9	1.3	5.7
Goodwill on acquisition	523.2		17.7	
	1,451.4		19.0	
Consideration:				
Cash paid including directly attributable costs	1,451.4		19.0	
The net cash outflow on acquisition is as follows:				
Cash paid including directly attributable costs	1,451.4		19.0	
Less net cash acquired	11.0		-	
Net cash outflow	1,440.4		19.0	

The amounts recognised on acquisition above represent provisional assessments of the fair values of assets and liabilities acquired. These amounts will be finalised within twelve months from the date of acquisition.

Subject to finalisation of the provisional acquisition accounting, all identifiable intangible assets have been recognised separately from goodwill. Goodwill arises from various portfolio benefits that will arise from integrating the activities of the Southern Hydro business with that of the consolidated entity. These benefits include risk minimisation from the replacement of contracted hedge position with physical fast-start generation assets and other cost reduction opportunities. The acquisition and associated portfolio benefits will assist the consolidated entity in delivering lower average wholesale energy costs at times of peak electricity demand and enhance retail market competitiveness.



Note 44 - Jointly controlled operations and assets

Joint venture/area	Principal activities	Output interest 2006 %	Output interest 2005 %
Mid West Energy (a)	Power generation - Western Australia	50.0	50.0
Sydney Exploration	Gas exploration	50.0	-
Hunter Exploration	Gas exploration	50.0	-
Camden Gas Project	Gas production and exploration	50.0	-
PNG - PDL 2 Kutubu Oil Field	Oil production	11.9	-
PNG - PDL 4 Gobe Main Oil Field	Oil production	66.7	-
PNG - PDL 2 Moran Oil Field	Oil production	11.9	-
PNG - Central Moran Capital Projects	Oil production	5.4	-
PNG - PDL 4 SE Gobe Main Oil Field	Oil production	27.3	-
PNG - PDL 2 SE Mananda	Oil production	11.9	-
PNG - PL 3 Gobe Oil Pipeline	Oil transportation	47.0	-
PNG - PL 2 Kutubu Pipeline	Oil transportation	11.9	-
PNG Gas Project	Oil and gas production	10.0	-

(a) The consolidated entity's interest in the Mid West Energy JV was written off as at 31 December 2003.

The consolidated entity's interest in assets employed in the above jointly controlled operations and assets is detailed below. The amounts are included in the consolidated financial statements under their respective asset categories:

	Consolidated 2006 $m	Consolidated 2005 $m
Current assets		
Cash and cash equivalents	2.7	-
Trade and other receivables	1.0	-
Inventories	11.3	-
Other assets	0.7	-
Total current assets	15.7	-
Non-current assets		
Exploration and evaluation assets	51.5	-
Oil and gas assets	487.8	-
Property, plant and equipment	13.2	-
Other assets	2.2	-
Total non-current assets	554.7	-
Total assets	570.4	-

The consolidated entity's share of capital expenditure commitments and contingent liabilities of jointly controlled operations are disclosed in Notes 38 and 40 respectively.

Note 45 - Discontinued operations

In the previous financial year, the consolidated entity completed the disposal of its New Zealand energy business through the divestment of its 66% shareholding in NGC Holdings Limited on 14 December 2004.

The financial results of the discontinued operations for the year ended 30 June 2005 until disposal are presented below:

	Consolidated	
	2006 $m	2005 $m
Profit from discontinued operations		
Revenue	-	206.7
Other income	-	-
	-	206.7
Expenses	-	(101.8)
Depreciation and amortisation	-	(30.5)
Finance costs	-	(10.3)
	-	(142.6)
Profit before income tax	-	64.1
Income tax expense	-	(8.1)
	-	56.0
Gain on disposal of business	-	628.2
Income tax expense	-	(4.0)
	-	624.2
Profit from discontinued operations	-	680.2
Cash flows from discontinued operations		
Operating activities	-	54.9
Investing activities	-	(9.6)
Financing activities	-	(41.7)
Net cash inflow	-	3.6
Details of the disposal		
The major classes of assets and liabilities disposed are as follows:		
Assets		
Trade and other receivables	-	59.1
Inventories	-	50.2
Other financial assets	-	6.6
Property, plant and equipment	-	713.2
Intangible assets	-	10.9
Deferred tax assets	-	15.7
Other assets	-	5.2
	-	860.9
Liabilities		
Trade and other payables	-	21.4
Borrowings	-	463.1
Provisions	-	22.5
Deferred tax liabilities	-	152.3
	-	659.3
Net assets attributable to discontinued operations	-	201.6
Cash consideration received	-	768.7
Net assets disposed of	-	(201.6)
Minority interest	-	61.1
Gain on disposal of business	-	628.2
Cash consideration received	-	768.7
Plus bank overdraft disposed	-	9.1
Net cash inflow on disposal	-	777.8



Note 46 - Key management personnel disclosures

AGL has applied the exemption under the Corporations Amendments Regulation 2M.6.04 issued on the 6 June 2006, which exempts listed companies from providing remuneration disclosures in relation to their key management personnel in their annual financial report as required by paragraphs Aus25.4 to Aus25.7.2 of Accounting Standard AASB 124 *Related Party Disclosures*. These remuneration disclosures are provided in the remuneration report of the Directors' Report and have been audited.

Key management personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the consolidated entity and the Parent Entity, directly or indirectly, including the Directors of the Parent Entity.

The following persons were key management personnel of the consolidated entity and the Parent Entity during the financial year. Unless otherwise indicated these persons were key management personnel for the entire period.

Directors

M R G Johnson	Chairman and Non-executive Director
D C K Allen	Non-executive Director
P Anthony	Managing Director (appointed 1 May 2006)
Sir Ronald A Brierley	Non-executive Director
D P Craig	Non-executive Director
A B Daniels	Non-executive Director (retired 18 October 2005)
C J Hewson	Non-executive Director
G J W Martin	Managing Director (retired 28 February 2006)
M G Ould	Non-executive Director
G J Reaney	Non-executive Director
Executives	
M A Fraser	Group General Manager Merchant Energy
M R Harper	Group General Manager Operations
G J Hayes	Chief Financial Officer
P M James	Group General Manager Retail Energy
J F McAloon	Group Manager Corporate and External Services, Company Secretary

Total remuneration for key management personnel of the consolidated entity and the Parent Entity during the financial year is set out below:

	Consolidated		Parent Entity	
	2006	2005	**2006**	2005
Remuneration by category	**$**	$	**$**	$
Short-term employee benefits	**7,193,125**	5,610,356	**7,193,125**	5,610,356
Post employment benefits	**718,604**	660,291	**718,604**	660,291
Other long-term benefits	**-**	-	**-**	-
Termination benefits	**1,905,002**	443,000	**1,905,002**	443,000
Share-based payments	**3,885,542**	2,805,481	**3,885,542**	2,805,481
	13,702,273	9,519,128	**13,702,273**	9,519,128

Further details are contained in the remuneration report, found in the Directors' Report.



Note 46 - Key management personnel disclosures (continued)

Shareholdings of key management personnel

2006	Balance at beginning of year	AGL Share Purchase Plan	Received on vesting of LTIP rights	Net change other	Balance at end of year
Directors					
M R G Johnson	183,151	15,215	-	-	198,366
D C K Allen	68,561	-	-	4,320	72,881
P Anthony	-	-	-	2,000	2,000
Sir Ronald A Brierley	69,065	6,357	-	-	75,422
D P Craig	2,000	1,241	-	-	3,241
A B Daniels	27,049	1,101	-	(28,150) (a)	-
C J Hewson	47,294	4,092	-	-	51,386
G J W Martin	547,745	-	189,538	(737,283) (b)	-
M G Ould	5,647	7,158	-	-	12,805
G J Reaney	70,931	4,524	-	15,005	90,460
Executives					
M A Fraser	124,695	-	23,720	-	148,415
M R Harper	38,595	-	13,961	-	52,556
G J Hayes	-	-	14,965	(14,965)	-
P M James	75,651	-	14,456	-	90,107
J F McAloon	15,000	-	10,252	-	25,252

(a) A B Daniels retired 18 October 2005.

(b) G J W Martin retired 28 February 2006

2005	Balance at beginning of year	AGL Share Purchase Plan	Received on vesting of LTIP rights	Net change other	Balance at end of year
Directors					
M R G Johnson	139,883	17,697	-	25,571 (a)	183,151
D C K Allen	54,643	-	-	13,918 (a)	68,561
Sir Ronald A Brierley	45,127	7,429	-	16,509 (a)	69,065
D P Craig	-	-	-	2,000	2,000
A B Daniels	15,166	2,442	-	9,441 (a)	27,049
C J Hewson	26,782	5,104	-	15,408 (a)	47,294
G J W Martin	529,328	-	18,417	-	547,745
M G Ould	2,781	2,866	-	-	5,647
G J Reaney	46,646	4,286	-	19,999 (a)	70,931
Executives					
M A Fraser	125,571	-	12,892	(13,768)	124,695
M R Harper	38,951	-	7,588	(7,944)	38,595
G J Hayes	-	-	5,065	(5,065)	-
P M James	75,651	-	7,857	(7,857)	75,651
J F McAloon	15,000	-	5,418	(5,418)	15,000
L J Fisk	114,136	-	45,033	(159,169) (b)	-

(a) The accrued value of retirement benefits for eligible Directors was reported in the 2004 Annual Report. It was utilised to purchase shares during the 2005 Financial Year. The value of shares purchased in this way by individual Director is shown below:

M R G Johnson: $340,750 | A B Daniels: $125,813
D C K Allen: $185,464 | C J Hewson: $205,328
Sir Ronald A Brierley: $220,000 | G J Reaney: $226,500

(b) L J Fisk retired 16 August 2004.

Other transactions with key management personnel and their personally related entities

There are no other transactions between key management personnel and the Parent Entity or with any of its subsidiaries.



Note 47 - Defined benefit superannuation plans

The consolidated entity makes contributions to three superannuation plans that provide defined benefit amounts to employees or their dependants upon retirement, resignation or death. Benefits are mostly in the form of a lump sum based on the employee's final average salary. These defined benefit plans are all closed to new members. All new members receive accumulation-only benefits.

The three plans are the SuperSolution Master Trust - AGL Division (SSMT), Equipsuper Fund (EF) and Electricity Industry Superannuation Scheme (EISS). On 13 January 2005, the consolidated entity acquired Terra Gas Trader Pty Limited (now known as AGL Wholesale Gas (SA) Limited). Employees in this entity are also members of the EISS. The figures provided in the following tables for EISS include this entity from the date of acquisition. On 30 November 2005, the consolidated entity acquired the Southern Hydro group. Employees in this group are also members of Equipsuper. The figures provided in the following table for Equipsuper include the Southern Hydro group from the date of acquisition.

The Parent Entity, as the sponsoring employer for the consolidated entity, recognises the defined benefit obligations and expenses for all the plans. The consolidated entity also contributes to defined contribution superannuation plans for employees which are also provided by these plans. Contributions made to these plans are expensed as incurred.

(a) Amount recognised in the statement of recognised income and expense

The consolidated entity has elected under AASB 119 *Employee Benefits* to recognise actuarial gains and losses in full, directly in retained earnings, in the period in which they occur. The actuarial gain/(loss) incurred during the year and recognised in the statement of recognised income and expense was:

	SSMT		EF		EISS		Total	
	2006	2005	**2006**	2005	**2006**	2005	**2006**	2005
	$m	$m	**$m**	$m	**$m**	$m	**$m**	$m
Actuarial gain/(loss)	**3.9**	(0.5)	**7.1**	1.9	**4.2**	(5.1)	**15.2**	(3.7)
Tax effect	**(1.2)**	0.2	**(2.1)**	(0.6)	**(1.3)**	1.5	**(4.6)**	1.1
Actuarial gain/(loss)	**2.7**	(0.3)	**5.0**	1.3	**2.9**	(3.6)	**10.6**	(2.6)
(b) Expense recognised in the income statement								
Current service cost	**5.8**	6.2	**2.0**	1.4	**0.7**	1.0	**8.5**	8.6
Interest cost	**6.3**	6.6	**3.1**	2.7	**1.1**	0.9	**10.5**	10.2
Expected return on plan assets	**(9.8)**	(8.3)	**(5.1)**	(3.8)	**(1.4)**	(1.2)	**(16.3)**	(13.3)
Total expense recognised in the income statement as part of employee benefits expense (Note 5)	**2.3**	4.5	**-**	0.3	**0.4**	0.7	**2.7**	5.5
Actual return on plan assets	**17.9**	19.9	**10.4**	7.0	**3.6**	1.8	**31.9**	28.7
(c) Movements in the present value of the defined benefit obligations								
Opening defined benefit obligations	**143.1**	128.1	**59.8**	56.1	**26.7**	17.9	**229.6**	202.1
Current service cost	**5.8**	6.2	**2.0**	1.4	**0.7**	1.0	**8.5**	8.6
Interest cost	**6.3**	6.6	**3.1**	2.7	**1.1**	0.9	**10.5**	10.2
Contributions by plan participants	**5.2**	4.1	**1.2**	1.0	**0.3**	0.4	**6.7**	5.5
Government contributions	**-**	-	**-**	-	**-**	0.4	**-**	0.4
Actuarial loss/(gain)	**4.3**	12.0	**(1.8)**	1.4	**(2.1)**	5.7	**0.4**	19.1
Liabilities assumed in a business combination	**-**	-	**15.5**	-	**-**	1.7	**15.5**	1.7
Benefits paid	**(17.4)**	(13.9)	**(3.8)**	(3.6)	**(6.1)**	(1.3)	**(27.3)**	(18.8)
Net transfers in/(out)	**-**	-	**-**	0.8	**0.2**	-	**0.2**	0.8
Closing defined benefit obligations	**147.3**	143.1	**76.0**	59.8	**20.8**	26.7	**244.1**	229.6
(d) Movements in the fair value of plan assets								
Opening fair value of plan assets	**152.4**	134.2	**63.0**	55.5	**24.3**	18.1	**239.7**	207.8
Expected return on plan assets	**9.8**	8.3	**5.1**	3.8	**1.4**	1.2	**16.3**	13.3
Actuarial gain/(loss)	**8.2**	11.5	**5.3**	3.3	**2.1**	0.6	**15.6**	15.4
Employer contributions	**6.6**	8.2	**1.0**	2.2	**0.9**	3.6	**8.5**	14.0
Government contributions	**-**	-	**-**	-	**-**	0.4	**-**	0.4
Contributions by plan participants	**5.2**	4.1	**1.2**	1.0	**0.3**	0.4	**6.7**	5.5
Assets acquired in a business combination	**-**	-	**15.9**	-	**-**	1.3	**15.9**	1.3
Benefits paid	**(17.4)**	(13.9)	**(3.8)**	(3.6)	**(6.1)**	(1.3)	**(27.3)**	(18.8)
Net transfers in/(out)	**-**	-	**-**	0.8	**0.2**	-	**0.2**	0.8
Closing fair value of plan assets	**164.8**	152.4	**87.7**	63.0	**23.1**	24.3	**275.6**	239.7



Note 47 - Defined benefit superannuation plans (continued)

The consolidated entity expects to contribute $6.8 million to its defined benefit plans in the year ended 30 June 2007 based on current membership levels.

The fair value of plan assets does not include any amounts relating to any property occupied by, or other assets used by, the consolidated entity. Less than 0.5% of the fair value of the plan assets in the SuperSolution Master Trust - AGL Division comprises ordinary shares in the Parent Entity.

The expected return on plan assets is determined by weighting the expected long term return for each asset class by the target allocation of assets to each class and allowing for correlations of the investment returns between asset classes. The returns used for each asset class are net of investment tax and investment fees. An allowance for administration expenses has been deducted from the expected return.

(e) Assets and liabilities recognised in the balance sheet

	SSMT		EF		EISS		Total	
	2006	2005	2006	2005	2006	2005	2006	2005
	$m	$m	$m	$m	$m	$m	$m	$m
Net asset/(liability) at beginning of year	9.3	6.1	3.2	(0.6)	(2.4)	0.2	10.1	5.7
Expense recognised in income statement	(2.3)	(4.5)	-	(0.3)	(0.4)	(0.7)	(2.7)	(5.5)
Amount recognised in retained earnings	3.9	(0.5)	7.1	1.9	4.2	(5.1)	15.2	(3.7)
Employer contributions	6.6	8.2	1.0	2.2	0.9	3.6	8.5	14.0
Assets acquired/(liabilities assumed) in a business combination	-	-	0.4	-	-	(0.4)	0.4	(0.4)
Net asset/(liability) at end of year	17.5	9.3	11.7	3.2	2.3	(2.4)	31.5	10.1
(f) Historical information								
Present value of the defined benefit obligations	(147.3)	(143.1)	(76.0)	(59.8)	(20.8)	(26.7)	(244.1)	(229.6)
Fair value of plan assets	164.8	152.4	87.7	63.0	23.1	24.3	275.6	239.7
Net surplus/(deficit) in plan	17.5	9.3	11.7	3.2	2.3	(2.4)	31.5	10.1
Experience adjustments on plan assets	8.1	11.6	5.3	3.2	2.2	0.6	15.6	15.4
Experience adjustments on plan liabilities	(4.7)	(8.6)	(0.3)	2.2	0.1	0.3	(4.9)	(6.1)

Comparative information has been provided for only one year in accordance with the transition rules in AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards.*

(g) Plan assets

The percentage invested in each asset class at the reporting date:

	SSMT		EF		EISS	
	2006	2005	2006	2005	2006	2005
	%	%	%	%	%	%
Australian equities	32.0	33.0	39.0	42.0	32.0	30.0
International equities	30.0	30.0	24.0	23.0	18.0	18.0
Fixed interest securities	25.0	24.0	19.0	20.0	18.0	20.0
Property	8.0	9.0	11.0	9.0	14.0	16.0
Cash	2.0	2.0	7.0	6.0	18.0	16.0
Other	3.0	2.0	-	-	-	-
(h) Principal actuarial assumptions						
The principal actuarial assumptions at the reporting date (expressed as weighted averages):						
Discount rate (after tax) active members	4.9	4.3	5.0	4.3	4.9	4.3
Discount rate (after tax) pensioners	-	-	5.9	5.1	5.8	5.1
Expected return on plan assets - active members	6.5	6.5	7.0	6.5	6.4	5.9
Expected return on plan assets - pensioners	-	-	7.5	7.0	6.9	6.6
Future salary increases	4.0	3.5	4.0	3.5	4.0	3.5
Future pension increases	-	-	2.5	2.5	2.5	2.5

Note 47 - Defined benefit superannuation plans (continued)

(i) SuperSolution Master Trust - AGL Division

Net surplus/(deficit)

The following table shows the net surplus/(deficit) of the Plan as at the date of the most recent actuarial valuation, as determined in accordance with AAS 25 *Financial Reporting by Superannuation Plans.* These figures are calculated for funding purposes and are used to determine the required level of employer contributions.

	30 June 2004
	$m
Net market value of plan assets	131.9
Accrued benefits	(129.1)
Net surplus	2.8

Contribution recommendations

Contribution recommendations occur in accordance with the SuperSolution Master Trust funding policy. Based on this policy and the actuarial valuation at 30 June 2004, the actuary has recommended the following contribution rates until the next actuarial valuation due 30 June 2007:

11.2% of salary for Division C contributory members;

8.0% of salary for Division C non-contributory members;

13.2% of salary for Division G contributory members;

9.7% of salary for Division G non-contributory members;

24.4% of salary for Division E members; and

25.7% of salary for Division D members.

Funding method

The method used to determine the employer contribution recommendation is the Projected Unit Credit Method. This method aims to meet the cost of benefits each year as they accrue for members of the Plan in that year.

Economic assumptions

The economic assumptions adopted for the last actuarial review at 30 June 2004 of the Plan were:

Discount rate	6.5%
Expected salary increase rate	3.5%

Nature of asset/liability

The consolidated entity has recognised an asset in the balance sheet in respect of its defined benefit superannuation arrangements. Subject to approval of the trustee and based on the advice of the actuary, any surplus that arises may be used by the consolidated entity to reduce its contributions to the Plan for a period or for a contribution holiday.

There is no legal liability for the consolidated entity to make up any deficit that may arise. In the event that the Plan is terminated then the trustee is to determine the portion of assets held in the Plan for each member after seeking advice of the actuary and having regard to minimum benefits.

(j) Equipsuper Fund

Net surplus/(deficit)

The following table shows the net surplus/(deficit) of the Plan as at the date of the most recent actuarial valuation, as determined in accordance with AAS 25 *Financial Reporting by Superannuation Plans*. These figures are calculated for funding purposes and are used to determine the required level of employer contributions.

	30 June 2005
	$m
Net market value of plan assets	78.7
Accrued benefits	(70.6)
Net surplus	8.1

Contribution recommendations

Contribution recommendations occur in accordance with the Equipsuper contribution and funding policy after the update of the employer benefit accounts each six months. The last such update occurred as at 31 December 2005. The recommended contribution rate effective 1 July 2005 was nil.

Funding method

The method used to determine the employer contribution recommendations at the last actuarial review was the Target Funding method. The method adopted affects the timing of the cost to the employer.

Under the Target Funding method, the employer contribution rate is set at a level such that the Plan's assets are expected to equal 105% of the Plan's liabilities on the actuarial funding basis within 5 years.

Economic assumptions

The economic assumptions adopted for the last actuarial review at 30 June 2005 of the Plan were:

Expected rate of return on plan assets	7.0%
Expected salary increase rate	4.5%



Note 47 - Defined benefit superannuation plans (continued)

(j) Equipsuper Fund (continued)

Nature of asset/liability

The consolidated entity has recognised an asset in the balance sheet in respect of its defined benefit superannuation arrangements. As a surplus currently exists in the Plan, the consolidated entity is able to benefit from it in the form of a reduction in the required contribution rate, based on the advice of the Plan's actuary.

The Company may at any time by notice to the trustee terminate its contributions. The consolidated entity has a liability to pay the monthly contributions due prior to the effective date of the notice, but there is no requirement pay any further contributions, irrespective of the financial condition of the Plan.

(k) Electricity Industry Superannuation Scheme

Net surplus/(deficit)

The following table shows the net surplus/(deficit) of the Plan as at the date of the most recent actuarial valuation, as determined in accordance with AAS 25 *Financial Reporting by Superannuation Plans*. These figures are calculated for funding purposes and are used to determine the required level of employer contributions.

	30 June 2005
	$m
Net market value of plan assets	19.4
Accrued benefits	(16.6)
Net surplus	2.8

Contribution recommendations

The contribution recommendations for defined benefit members from 1 January 2006 as set out in the most recent actuarial valuation of the Plan at 30 June 2005 were:

13.3% of salary for Division 2 members; and

22.8% of salary for Division 3 members.

Funding method

The method used to determine the employer contribution recommendations at the last actuarial review was the Target Funding method. The method adopted affects the timing of the cost to the employer.

Under the Target Funding method, the employer contribution rate is set at a level such that the Plan's assets are expected to exceed the Plan's liabilities by a specified margin within a specified period of time.

Economic assumptions

The economic assumptions adopted for the last actuarial review at 30 June 2005 of the Plan were:

Expected rate of return on plan assets - pensioners	6.7%
Expected rate of return on plan assets - active members	7.2%
Expected salary increase rate	4.5%
Expected pension increase rate	3.0%

Nature of asset/liability

The consolidated entity has recognised an asset in the balance sheet in respect of its defined benefit superannuation arrangements. If a surplus exists in the Plan, the consolidated entity may be able to benefit from it in the form of a reduction in the required contribution rate or a contribution holiday. Any reduction in contributions would normally be implemented only after advice from the Plan's actuary. On wind up of the Plan, the consolidated entity may benefit from any surplus.

The Plan does not impose a legal liability on the consolidated entity to cover any deficit that may arise in the Plan. If the Plan were wound up, there would be no legal obligation on the consolidated entity to make good any shortfall (if any). The trust deed of the Plan states that if the Plan winds up or the employer withdraws from the Plan, the remaining assets are to be distributed as set out in the trust deed following receipt of any contributions receivable.

(l) Defined contribution superannuation plans

The consolidated entity makes contributions to a number of defined contribution superannuation plans. The amount recognised as an expense for the financial year ended 30 June 2006 was $17.1 million (2005: $13.5 million).



Note 48 - Share ownership plans

The Parent Entity has the following share ownership plans:

- AGL Share Reward Plan;
- AGL Share Purchase Plan;
- AGL Management Share Plan;
- AGL Share Loan Plan; and
- AGL Long-Term Incentive Plan.

The AGL Management Share Plan and the AGL Share Loan Plan are currently closed to new participants.

AGL Share Reward Plan

Permanent employees of entities in the consolidated entity, subject to certain eligibility requirements, are entitled to participate in the AGL Share Reward Plan. Participants in the Long Term Incentive Plan are not eligible to receive new offers under the AGL Share Reward Plan. The Plan was approved by shareholders on 21 October 1997. The issue of shares pursuant to the Plan has been made in the form of a gift of fully paid ordinary shares in the Parent Entity, with a market value of up to $1,000 to each eligible employee. The decision to make further offers to eligible employees and the value of those offers depend on the achievement of a performance hurdle established by the Board annually. The shares are held on trust for the employee by the trustee, AGL Share Plan Pty Limited. Employees cannot sell, mortgage or transfer shares issued under this Plan until three years after the shares were issued or when the employee stops working with the consolidated entity. Under this Plan, the employee receives the dividends during the period the shares are held on trust.

A total of 148,980 ordinary shares of the Parent Entity were issued to employees pursuant to the Plan during the 2006 financial year (2005: 173,635). The total market value of these 148,980 shares at the issue date was $2.3 million (2005: $2.3 million) and the total amount recoverable from employees for the shares was $nil (2005: $nil). All issues of shares after 1 January 2005 under this Plan are recognised immediately as an expense. The weighted average fair value of these shares at the measurement date was $15.23 (2005: $12.98).

AGL Share Purchase Plan

Permanent employees of entities in the consolidated entity nominated from time to time by the Directors of the Parent Entity are offered participation in the AGL Share Purchase Plan. Directors of the Parent Entity may also participate in the Plan. The Plan was approved by shareholders on 21 October 1997 and entitles Directors and specified employees to acquire fully paid ordinary shares in the Parent Entity out of their remuneration entitlements. Other conditions relating to the acquisition of shares pursuant to the Plan are:

- shares are acquired at market value on the date of acquisition;
- shares may only be acquired at specified times during a year; and
- there is a restriction on dealing in the shares for a period of up to ten years from the issue date or until the shares are freed from restriction, with the holding statements being held by the trustee of the plan until the shares are free from restriction. Employees receive the dividends during the period of restriction.

There is an ongoing invitation for Directors and existing participating employees to acquire additional shares. A total of 56,758 ordinary shares of the Parent Entity were acquired by Directors and employees pursuant to the Plan during the 2006 financial year (2005: 162,577). The total market value of these 56,758 shares at the acquisition date was $0.9 million (2005: $2.2 million) and the total amount received from Directors and employees for these shares was $0.9 million (2005: $2.2 million). The weighted average fair value of these shares at the measurement date was $15.28 (2005: $13.31).

All remuneration entitlements applied to, or expected to be applied to, the purchase of shares pursuant to the Plan are recognised as an expense in the relevant financial year.

AGL Management Share Plan

Prior to the 1997/98 financial year, the Parent Entity operated the AGL Management Share Plan.

Certain senior employees of entities in the consolidated entity were offered participation in the AGL Management Share Plan. The last issue made to employees under this Plan was in November 1996. At 30 June 2006, a total of 54,550 ordinary shares of the Parent Entity were outstanding (2005: 459,650) with outstanding loans to participants at 30 June 2006 totalling $0.1 million (2005: $0.3 million). In accordance with the transitional provisions contained in AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards*, no expense has been recognised as all the shares were issued prior to 7 November 2002.

AGL Share Loan Plan

Permanent employees of entities in the consolidated entity nominated from time to time by the Directors of the Parent Entity are offered participation in the AGL Share Loan Plan. The Plan was approved by shareholders on 21 October 1997. There is no current invitation for employees to acquire additional shares. The issues of fully paid ordinary shares pursuant to the Plan have been made on the basis of:

- an optional 5% discount on current market value;
- the purchase price financed by way of an interest free limited recourse loan provided by the Parent Entity, repayable out of the proceeds from dividends on the Plan shares, with any outstanding balance repayable at the expiration of ten years from the issue date; and
- a restriction on dealing in the shares for a period of three years from the issue date, with the shares being held by the trustee of the Plan until the shares are free from restriction or the loan is fully repaid, whichever last occurs.

At 30 June 2006, a total of 1,082,900 ordinary shares of the Parent Entity were outstanding (2005: 1,313,500) with outstanding loans to participants at 30 June 2006 totalling $6.9 million (2005: $9.1 million).

Under A-IFRS, the rights under this Plan are accounted for as an insubstance call option. On transition to A-IFRS, the outstanding loan balance was debited to equity. The proceeds of dividends and any other repayments of the loans are accounted for as partial exercises of the insubstance call options and credited to equity. The weighted average of the partial exercise of the insubstance call options was $9.47 (2005: $12.71). The Parent Entity's weighted average share price for the 12 months to 30 June 2006 was $17.27 (2005: $13.62). The weighted average exercise price for the remaining partial calls is $6.36 (2005: $6.90). The weighted average remaining contractual life is 4.8 years (2005: 5.5 years). There were no new loans issued during the year ended 30 June 2006 (2005: $nil).

Note 48 - Share ownership plans (continued)

AGL Long-Term Incentive Plan (LTIP)

The following table summarises information about rights granted under the terms of the LTIP as equity compensation to certain employees, during the year. The award of rights is linked to AGL's performance as measured by the average three year movement in Economic Profit. The number of rights granted is determined annually and the movement in Economic Profit determines the number of rights available to be granted. The rights were issued free of charge. Each right entitles the holder to fully paid ordinary shares in the Parent Entity provided they remain employees of the consolidated entity. The rights generally vest annually in equal tranches over three years commencing from the first anniversary of the granting of the share rights. The rights do not have any dividend or voting rights.

Movements in rights held

2006	Balance at beginning of year	Grant date	Granted during year	Vested during year	Lapsed during year	Balance at end of year
	246,768	1 Sep 03	-	149,484	3,125	94,159
	45,000	1 Mar 04	-	-	-	45,000
	6,664	16 Apr 04	-	3,332	-	3,332
	17,000	22 Jul 04	-	-	-	17,000
	471,535	1 Sep 04	-	221,768	7,667	242,100
	-	14 Jul 05	12,000	-	-	12,000
	-	1 Sep 05	501,702	102,493	10,927	388,282
	-	3 Apr 06	6,203	6,203	-	-
	786,967		519,905	483,280	21,719	801,873

2005	Balance at beginning of year	Grant date	Granted during year	Vested during year	Lapsed during year	Balance at end of year
	426,968	1 Sep 03	-	163,023	17,177	246,768
	45,000	1 Mar 04	-	-	-	45,000
	12,500	16 Apr 04	-	4,170	1,666	6,664
	-	22 Jul 04	17,000	-	-	17,000
	-	1 Sep 04	520,605	24,825	24,245	471,535
	484,468		537,605	192,018	43,088	786,967

Rights granted during the year

2006	Granted during year	Grant date	Fair value per right at grant date $ (a)
	6,000	14 Jul 05	13.48
	6,000	14 Jul 05	12.91
	162,273	1 Sep 05	13.48
	177,237	1 Sep 05	12.91
	162,192	1 Sep 05	12.36
	6,203	3 Apr 06	18.50
	519,905		

2005	Granted during year	Grant date	Fair value per right at grant date $ (a)
	17,000	22 Jul 04	10.61
	173,535	1 Sep 04	12.67
	173,535	1 Sep 04	12.10
	173,535	1 Sep 04	11.55
	537,605		

(a) Fair value is measured based on the market price of the shares of the Parent Entity on the Australian Stock Exchange as at close of trading on the grant date and discounted using a risk free interest rate for the non-receipt of dividends over the vesting period.

	Consolidated 2006 $m	Consolidated 2005 $m	Parent Entity 2006 $m	Parent Entity 2005 $m
Expenses arising from share-based payment transactions				
Total expenses arising from share-based payment transactions recognised during the financial year are included in the income statement as part of employee benefits expense were as follows:				
AGL Share Reward Plan	2.3	-	0.1	-
AGL Long-Term Incentive Plan.	6.8	4.1	5.6	3.2
	9.1	4.1	5.7	3.2

No expense has been recognised for shares that were issued after 7 November 2002 but were vested by 1 January 2005 in accordance with the transitional provisions contained in AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards.*



Note 49 - Related party disclosures

Parent entity

The Australian Gas Light Company is the parent entity of the consolidated entity.

Interests in subsidiaries

Interests in subsidiaries are set out in Note 42.

Interests in associates and jointly controlled entities

Interests in associates and jointly controlled entities are set out in Note 17.

Key management personnel

Disclosures relating to key management personnel are set out in Note 46.

Amounts owing by related parties

Amounts owing by subsidiaries, associates and jointly controlled entities are set out in Notes 10 and 16.

Amounts owing to related parties

Amounts owing to subsidiaries, associates and jointly controlled entities are set out in Notes 23 and 28.

Loans to associates

The Parent Entity has provided a loan of $115.0 million (2005: $123.4 million) to Greater Energy Alliance Corporation Pty Limited (refer Note 16). Interest is charged at 10% p.a. and $11.4 million (2005: $10.6 million) was accrued during the year.

Dividends from related parties

Dividends from subsidiaries, associates and jointly controlled entities are set out in Notes 3 and 17.

Transactions between the Parent Entity and subsidiaries

Sale of natural gas to wholly-owned subsidiaries for eventual sale to consumers.

Advanced funds to and received funds from wholly-owned subsidiaries as interest free and interest bearing loans.

Provided management and administrative services to wholly-owned subsidiaries.

With the exception of interest free loans between the Parent Entity and subsidiaries, these transactions were on normal commercial terms and conditions.

	Consolidated	
	2006	2005
	$m	$m
Other transactions with related parties		
Australian Pipeline Trust (APA)		
A subsidiary has been contracted to provide technical and marketing services and certain pipeline maintenance and operating services in respect of APA's gas transmission assets under a Pipeline Management Agreement on normal commercial terms and conditions.	80.3	56.8
A subsidiary purchased gas and gas transportation services on normal commercial terms and conditions.	0.7	0.1
Certain subsidiaries provided other management and administrative services on normal commercial terms and conditions.	1.3	2.0
East Australian Pipeline Limited (a subsidiary of APA)		
A subsidiary purchased natural gas transportation services on normal commercial terms and conditions.	76.2	82.1
ActewAGL		
Certain subsidiaries are contracted to provide management and asset services to the distribution partnership and retail services to the retail partnership on normal commercial terms and conditions.	28.1	27.1
Certain subsidiaries supplied electricity and gas to the retail partnership on normal commercial terms and conditions.	45.8	43.7
Greater Energy Alliance Corporation Pty Limited		
Certain subsidiaries settled electricity hedges on normal commercial terms and conditions.	28.8	77.8
Gascor Pty Ltd		
A subsidiary purchased gas management and administration services on normal commercial terms and conditions.	-	0.2
Energy Intellect Limited		
Certain subsidiaries purchased data metering and management services on normal commercial terms and conditions.	-	0.2
Agility Diona		
A subsidiary provided pipeline construction and project consulting services on normal commercial terms and conditions.	-	0.5



	Consolidated		Parent Entity	
	2006	2005	2006	2005
	$m	$m	$m	$m

Note 50 - Cash flow information

(a) Reconciliation of cash and cash equivalents

Cash and cash equivalents at the end of the financial year as shown in the cash flow statement is reconciled to the related items in the balance sheet as follows:

	2006 Consolidated $m	2005 Consolidated $m	2006 Parent $m	2005 Parent $m
Cash at bank and on hand	70.0	17.5	20.2	7.9
Short-term money market deposits	39.0	376.7	11.8	374.0
Bank overdrafts	(6.9)	(1.9)	-	-
Short-term money market borrowings	-	(15.3)	-	(15.3)
	102.1	377.0	32.0	366.6

(b) Financing facilities

The consolidated entity has access to the following committed bank facilities:

	2006 Consolidated $m	2005 Consolidated $m	2006 Parent $m	2005 Parent $m
Total facilities	2,802.0	505.0	2,760.0	505.0
Amounts used				
Bank loans	2,101.3	-	2,059.4	-
Bank overdrafts	6.9	1.9	-	-
Bank guarantees	283.0	238.0	283.0	238.0
	2,391.2	239.9	2,342.4	238.0
Amounts unused	410.8	265.1	417.6	267.0

(c) Non-cash financing and investing activities

There were no material non-cash financing or investing activities during the year ended 30 June 2006 (2005: nil).

(d) Reconciliation of profit for the period to net cash flows from operating activities

	2006 Consolidated $m	2005 Consolidated $m	2006 Parent $m	2005 Parent $m
Profit for the period	457.0	924.5	106.1	(0.7)
Share of profits of associates and jointly controlled entities	(100.8)	(83.5)	-	-
Dividends received from associates and jointly controlled entities	83.6	92.7	-	-
Depreciation, amortisation and asset impairment/(reversal)	232.0	427.3	(4.2)	81.0
Share-based payments expense	9.1	4.1	5.7	3.2
Fair value movements in derivatives	40.2	-	(15.8)	-
Net gain on disposal of property, plant and equipment	(24.9)	(14.6)	(23.3)	(14.8)
Gain on disposal of business	-	(624.8)	-	-
Changes in assets and liabilities				
(Increase)/decrease in receivables	(99.9)	(13.0)	21.7	(4.4)
(Increase)/decrease in inventories	(2.0)	-	-	-
(Increase)/decrease in other assets	(31.1)	(10.7)	(6.0)	5.1
Increase/(decrease) in payables	(87.7)	(33.7)	(17.8)	2.7
Increase/(decrease) in provisions	(4.5)	(30.5)	(9.2)	14.3
Increase/(decrease) in income tax payable	(35.0)	(80.4)	(202.7)	(99.9)
Net cash provided by/(used in) operating activities	436.0	557.4	(145.5)	(13.5)

Note 51 - Economic dependency

(a) The consolidated entity is dependent to a significant extent upon various consortia of producers for the supply of natural gas from the Cooper Basin in South Australia, the Gippsland field in Bass Strait and the Surat/Bowen Basin in Queensland. Long term contracts protect the continuity of supply from these producers.

The consolidated entity has an obligation to pay the consortia of producers for a specified minimum quantity of gas each contract year, irrespective of the quantity actually supplied by the producers. The consolidated entity has the right to receive, without additional payment to the producers, a future delivery of gas equivalent to the quantity paid for but not taken in any contract year.

(b) The consolidated entity is dependent to a significant extent on the acquisition of electricity from generating entities and the use of transmission systems. Ongoing contracts are in place both for the purchase of electricity and the use of the transmission systems.



Note 52 - Subsequent events

On 26 April 2006, AGL and Alinta agreed to merge their respective infrastructure businesses in a Heads of Agreement. AGL and Alinta subsequently signed a relationship deed dealing with transitional and commercial issues arising from the proposed implementation of an AGL Scheme of arrangement and an Alinta Scheme of arrangement. These Schemes involve the merger of AGL and Alinta's infrastructure and asset management businesses and the establishment of AGL Energy as a separate listed entity. These two new listed entities will be AGL Energy and New Alinta.

Preparation for the necessary shareholders meetings is well underway including the preparation of Scheme Booklets together with directors' recommendations on each proposal. It is expected that these meetings will take place in October 2006. The implementation of the schemes is dependent upon obtaining necessary shareholders approval at these meetings. The effect of obtaining the AGL shareholder approval has not been included in these financial statements.

AGL's acquisition of a 50% share in the Moranbah Gas Project effective 1 January 2006, was completed on 22 August 2006. AGL's share of revenue and costs from the effective date to financial close on 22 August 2006 will be adjusted against the acquisition price once Completion accounts have been prepared. A deposit of $9.3 million was initially paid and a further $83.7 million paid at completion. Together with transaction costs, the total acquisition value before completion adjustments is $103 million.

Note 53 - Financial instruments

Derivative financial instruments

Objectives and significant terms and conditions

The consolidated entity enters into a variety of derivative financial instruments to manage the risks described below. The consolidated entity does not enter into such instruments for speculative purposes.

The derivatives recognised in the balance sheet comprise:

	Consolidated Fair value 2006 $m
Derivative financial assets - current and non-current	
Interest rate contracts	59.9
Foreign currency contracts	6.3
Electricity derivative contracts	264.7
Oil derivative contracts	8.9
Total derivative financial assets	339.8
Derivative financial assets	
Current (Note 12)	198.5
Non-current (Note 16)	141.3
Total derivative financial assets	339.8
Derivative financial liabilities - current and non-current	
Interest rate contracts	23.2
Foreign currency contracts	78.3
Electricity derivative contracts	318.1
Oil derivative contracts	65.1
Total derivative financial liabilities	484.7
Derivative financial liabilities	
Current (Note 25)	224.0
Non-current (Note 30)	260.7
Total derivative financial liabilities	484.7

The consolidated entity has applied the transitional exemption in AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards* and has not restated comparative information for AASB 132 *Financial Instruments: Disclosure and Presentation* or for AASB 139: *Financial Instruments: Recognition and Measurement.* Note 1(v) in the statement of significant accounting policies explains the accounting policies applied to derivative financial instruments and hedging for the comparative year. Refer to Note 55 for disclosure of the impact of the change in accounting policy arising from adoption of AASB 132 and AASB 139 on 1 July 2005.

For the year ended 30 June 2006, financial assets and financial liabilities are carried at their fair value.



Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 05/09/2006

TIME: 15:45:03

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Chairman's Letter to Shareholders

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

ABN 95 052 167 405

All Registry communications to:
Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235 Australia
Telephone: 1800 724 514
From outside Australia: +61 2 8280 7103
Facsimile: +61 2 9287 0303
ASX Code: AGL
Email: agl@linkmarketservices.com.au
Website: www.agl.com.au

Dear Shareholder,

INVITATION TO AN INFORMATION MEETING

To Be Held At:

City Recital Hall, Angel Place, Sydney

On

Friday 6th October 2006 at 2.00pm

As you will be aware, over the last year AGL has been preparing for significant changes. After 169 years of history it is proposed that The Australian Gas Light Company will cease being the flagship company of the AGL Group.

In October last year your Directors first proposed a demerger of AGL into separate energy and infrastructure companies. Subsequent to that we were presented with an opportunity involving Alinta Limited. As a consequence we are now proposing to create a new integrated energy company called new AGL and to merge AGL's infrastructure and services business with the business of Alinta. This will make AGL significantly different from what it has been over its long history.

These changes are recommended by the Directors of both AGL and Alinta because both Boards believe the changes are in the best interests of the Shareholders of both organisations. You will have recently received Scheme of Arrangement booklets which contain an invitation to the Scheme meeting where AGL Shareholders will vote on implementing the proposed changes. Alinta shareholders will vote on their Scheme at a separate meeting to be held on the same day.

While the proposed changes are pending we will not be holding the usual Annual General Meeting of AGL. Instead we will be holding an Information Meeting to consider the Annual Report of AGL and to give Shareholders a first-hand opportunity to hear from their Directors and to ask questions.

The Information Meeting will be held on the afternoon of AGL's Scheme meeting. You will have already voted, that morning, on implementing the proposed changes. However Court approval of the changes will be required in addition to your approval as Shareholders.

Please join your other Directors and me at the Information Meeting to be held at the:

City Recital Hall, Angel Place, Sydney
on Friday 6th October 2006 at 2.00pm

Alternately you may view a webcast of proceedings through the internet at www.agl.com.au. If you have any queries regarding the Information Meeting, please call on 1800 724 514.

Yours sincerely,



Mark Johnson
Chairman
5 September 2006


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 05/09/2006

TIME: 15:43:24

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Proxy Form

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.



The Australian Gas Light Company
ABN 95 052 167 405

Please return your Proxy Forms to:
Link Market Services Limited
Level 12, 680 George Street, Sydney NSW 2000
Locked Bag A14, Sydney South NSW 1235 Australia
Telephone: 1800 824 522
From outside Australia: +61 2 8280 7012
Facsimile: (02) 9287 0309
ASX Code: AGL

APPOINTMENT OF PROXY

If you would like to attend and vote at the Meeting, please bring this form with you. This will assist in registering your attendance.

You can also lodge your vote on-line at www.agl.com.au

I/We being a Shareholder(s) of The Australian Gas Light Company and entitled to attend and vote hereby appoint

A **the Chairman of the Meeting (mark box)** ☐ **OR** if you are **NOT** appointing the Chairman of the Meeting as your proxy, please write the name of the person or body corporate (excluding the registered Shareholder) you are appointing as your proxy,

or failing the person/body corporate named, or if no person/body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the Meeting on my/our behalf and to vote in accordance with the following instructions (or if no directions have been given, as the proxy sees fit) at the Court-Ordered AGL Scheme Meeting of the Company to be held at 10:30am on Friday, 6 October 2006 and at any adjournment of that Meeting.

Where more than one proxy is to be appointed or where voting intentions cannot be adequately expressed using this form, an additional form of proxy is available on request from the share registry. Proxies will only be valid and accepted by the Company if they are signed and received by not later than 11:00am (Sydney time) on 4 October 2006. The Chairman of the Meeting intends to vote undirected proxies in favour of the item of business.

B **To direct your proxy how to vote on the resolution please insert** ☒ **in the appropriate box below.**

Your proxy may decide how to vote on the item of business, except where specifically directed below.

Resolution of the Court-Ordered AGL Scheme Meeting

Resolution	For	Against	Abstain*
To approve the AGL Scheme	☐	☐	☐

* If you mark the Abstain box, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

C **SIGNATURE OF SHAREHOLDERS – THIS MUST BE COMPLETED**

Shareholder 1 (Individual)	Joint Shareholder 2 (Individual)	Joint Shareholder 3 (Individual)
Sole Director and Sole Company Secretary	Director/Company Secretary (Delete one)	Director

Please provide your daytime telephone number in case we need to contact you:

This form should be signed by the Shareholder. If a joint holding, all Shareholders must sign. If signed by the Shareholder's attorney, the power of attorney must have been previously noted by the Company or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the Company's constitution and the *Corporations Act 2001* (Cth).

Link Market Services Limited advises that Chapter 2C of the *Corporations Act 2001* requires information about you as a Shareholder (including your name, address and details of the shares you hold) to be included in the public register of the entity in which you hold shares. Information is collected to administer your shareholding and if some or all of the information is not collected then it might not be possible to administer your shareholding. Your personal information may be disclosed to the entity in which you hold shares. You can obtain access to your personal information by contacting us at the address or telephone number shown on this form. Our privacy policy is available on our website (www.linkmarketservices.com.au).



AGL PRX541

INSTRUCTIONS FOR COMPLETING THIS PROXY FORM

Name and address

This is your name and address as it appears on the Company's share register. If this information is incorrect, please make the correction on the form. Shareholders sponsored by a broker will need to advise their broker of any changes. **Please note, you cannot change ownership of your shares using this form.**

Appointment of proxy

Insert the full name of your proxy if your proxy is someone other than the Chairman of the Meeting. If your proxy is the Chairman of the Meeting, mark the box. If you leave this section blank or your named proxy does not attend the Meeting, the Chairman of the Meeting for the time being will be your proxy to vote your shares. Your proxy need not be a Shareholder of the Company.

You may appoint one or two proxies to attend and vote at the Meeting on your behalf. If you appoint two proxies, the appointment may specify the proportion or number of votes that each proxy may exercise. If the appointment does not specify a proportion or number, each proxy may exercise one-half of the votes in which case any fraction of votes will be disregarded. If you wish to appoint two proxies, please obtain a second proxy form by telephoning +61 2 8280 7012 (international) or 1800 824 522 (from within Australia).

Voting directions to your proxy

You may direct your proxy how to vote on the item of business by placing an 'X' in one of the three boxes opposite that item. Your proxy may decide whether to vote on the item, except where proxies are required by law or the Constitution of the Company to vote or abstain in their capacity as proxies. If your proxy votes on the item, all of your shares will be voted in accordance with your direction unless you split your voting direction by inserting the number of shares or percentage you wish to vote in the appropriate boxes. The vote will be invalid if the total shareholding shown in the 'For', 'Against' and/or 'Abstain' boxes is more than your total shareholding as shown in the Company's share register. If you do not mark any of the boxes on the item of business and your proxy is entitled to vote, your proxy may decide how to vote on that item. If you mark more than one box on the item of business, your vote on that item may be invalid.

Signature(s)

You must sign this form in the spaces provided as follows:

Individual Holding:	If the shares are held in one name, the holder must sign in the box.
Joint Holding:	If the shares are held in joint names, all holders must sign in the boxes.
Attorney:	If you are signing as an attorney, the Power of Attorney must have already been lodged with the Company or, alternatively, a certified copy of it must accompany this Proxy Form.
Companies:	Only duly authorised officer/s can sign on behalf of a company. Please sign in the boxes provided which state the office held by the signatory, that is, Director and Director, or Company Secretary and Director, or the Sole Director and Sole Company Secretary.

Lodgement of Proxy Form

This Proxy Form (and any Power of Attorney (or a certified copy) under which the Proxy Form is signed) must be received by the Company by not later than 11:00am (Sydney time) on 4 October 2006. Documents may be sent to the Company by:

(a) posting them to the Company's Share Registry in the accompanying envelope;

(b) delivering them to the Company's Share Registry at Level 12, 680 George Street, Sydney, NSW 2000;

(c) sending them by fax to the Company's Share Registry on (02) 9287 0309 within Australia or + 61 2 9287 0309 from overseas; or

(d) delivering them to the Company's registered office at 72 Christie Street, St Leonards, NSW 2065.

Alternatively, you may record your proxy voting instructions by not later than 11:00am (Sydney time) on 4 October 2006 on the internet at www.agl.com.au. To record your voting instructions on the internet, you will need to enter your holder identification number (**HIN**) or shareholder reference number (**SRN**), as the case may be, your surname or company name and postcode, which are printed on the front of this Proxy Form.

Questions for the Chairman of the Meeting may also be lodged on-line via the Company's website, www.agl.com.au.

Further information

If you require further information on how to complete this Proxy Form, telephone +61 2 8280 7012 (international) or 1800 824 522 (from within Australia).

If you do not wish to appoint a proxy but wish to attend the Meeting in person

At the Meeting, we will be using barcodes to register attending Shareholders in order to reduce delays at the door. It would be appreciated if you could bring the uncompleted Proxy Form with you to allow registration of your attendance.


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 05/09/2006

TIME: 15:43:23

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Full Financial Report Part 2

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.



Note 53 - Financial instruments (continued)

(a) Interest rate risk management

The consolidated entity uses various types of interest rate contracts in managing its interest rate exposure.

The consolidated entity uses interest rate swap contracts to fix funding costs with the objective of obtaining a more stable and predictable interest expense outcome. Under interest rate swap contracts, the consolidated entity agrees to exchange with other parties, at various intervals, the difference between fixed rate and floating rate interest amounts calculated by reference to agreed notional principal amounts. Swap contracts are usually between one and ten years in duration.

The consolidated entity has a policy which allows the fixed/floating rate ratio to be adjusted between certain parameters depending on the perceived direction of interest rates. Swaps may be terminated or offset to achieve the desired fixed/floating portfolio mix.

The interest rate swap contracts in place at the reporting date principally relate to the consolidated entity's Australian dollar and US dollar fixed rate borrowings. The notional amount of the interest rate contracts at 30 June 2006 was $5,940.1 million (2005: $2,658.2 million).

These interest rate swap contracts have been stated at fair value at the reporting date.

The fair value of interest rate swap contracts at 30 June 2006 was a net asset of $36.7 million (2005: $54.4 million), comprising assets of $59.9 million and liabilities of $23.2 million. At the reporting date, unrealised gains/(losses) after tax of $22.4 million for both interest rate and cross currency swaps has been deferred in the hedging reserve and will be released when the anticipated transaction occurs.

Forward rate agreements are used by the consolidated entity to minimise the impact of fluctuations in interest rates on short term floating rate debt. These agreements are commitments to either purchase or sell designated derivative instruments at a future date for a specified price. There were no outstanding forward rate agreements at 30 June 2006 (2005: nil).

The consolidated entity purchases interest rate options to protect itself from fluctuations in interest rates on its floating rate debt. It is the consolidated entity's policy that options cannot be sold unless matched with offsetting purchased options. There were no outstanding interest rate option contracts at 30 June 2006.

The following table summarises the fair value of hedging instruments used to manage interest rate risk:

2006	Cash flow hedges $m	Fair value hedges $m	Derivatives not in a hedge relationship $m	Total $m
Interest rate swaps	24.8	(9.4)	21.3	36.7

The remaining terms and notional principal amounts of outstanding interest rate contracts at the reporting date are included in the following table which summarises the consolidated entity's exposure to interest rate risk. The weighted average effective interest rate is determined based on a weighting using the contract notional value and the contract interest rate.

2006	Weighted average effective interest rate %	Floating interest rate $m	Fixed interest rate maturities: 6 months or less $m	6 - 12 months $m	1 - 2 years $m	2 - 5 years $m	More than 5 years $m	Non-interest bearing $m	Total $m
Financial assets									
Cash and cash equivalents	5.7	109.0	-	-	-	-	-	-	109.0
Trade and other receivables	19.9	-	0.2	0.3	0.1	1.8	20.3	940.4	963.1
Loans to associates	10.0	-	-	-	-	-	115.0	-	115.0
		109.0	0.2	0.3	0.1	1.8	135.3	940.4	1,187.1
Financial liabilities									
Trade and other payables	-	-	-	-	-	-	-	511.7	511.7
Bank overdrafts	9.0	6.9	-	-	-	-	-	-	6.9
Bank loans	6.5	2,101.3	-	-	-	-	-	-	2,101.3
Medium term notes	6.9	-	-	-	324.7	274.4	-	-	599.1
Senior notes	6.2	-	-	-	337.3	-	366.7	-	704.0
Other interest bearing liabilities	8.6	-	0.5	0.6	0.4	1.0	7.3	9.0	18.8
Outstanding floating for fixed swap contracts (a)(b)	5.7	(2,625.0)	-	-	-	2,625.0	-	-	-
Outstanding fixed for floating swap contracts (a)	6.3	763.7	-	-	(267.8)	(275.0)	(220.9)	-	-
		246.9	0.5	0.6	394.6	2,625.4	153.1	520.7	3,941.8

(a) Notional principal amounts.

(b) The outstanding floating for fixed swap contracts do not include those that are forward starting (effective date being after 30 June 2006) of $1,145.0 million. At 30 June 2006, the change in the fair value of these swaps has been recognised in the income statement.



Note 53 - Financial instruments (continued)

(a) Interest rate risk management (continued)

2005	Weighted average effective interest rate %	Floating interest rate $m	Fixed interest rate maturities: 6 months or less $m	6 - 12 months $m	1 - 2 years $m	2 - 5 years $m	More than 5 years $m	Non-interest bearing $m	Total $m
Financial assets									
Cash and cash equivalents	5.4	394.2	-	-	-	-	-	-	394.2
Trade and other receivables	-	-	-	-	-	-	-	807.4	807.4
Loans to associates	10.0	-	-	-	-	-	112.1	11.3	123.4
		394.2	-	-	-	-	112.1	818.7	1,325.0
Financial liabilities									
Trade and other payables	-	-	-	-	-	-	-	433.4	433.4
Bank overdrafts	9.1	1.9	-	-	-	-	-	-	1.9
Short-term money market borrowings	5.6	15.3	-	-	-	-	-	-	15.3
Promissory notes	5.6	-	175.0	-	-	-	-	-	175.0
Bank loans	3.8	-		42.8	-	-	-	-	42.8
Medium term notes	6.7	-	-	-	-	600.0	-	-	600.0
Senior notes	6.3	-	-	-	-	378.5	417.7	-	796.2
Other interest bearing liabilities	0.4	-	-	0.3	-	11.7	-	-	12.0
Outstanding floating for fixed swap contracts (a)(b)	5.6	(875.0)	250.0	-	-	625.0	-	-	-
Outstanding fixed for floating swap contracts (a)	6.5	1,080.9	-	-	-	(860.0)	(220.9)	-	-
		223.1	425.0	43.1	-	755.2	196.8	433.4	2,076.6

(a) Notional principal amounts.

(b) The outstanding floating for fixed swap contracts do not include those that are forward starting (effective date being after 30 June 2005) of $325.0 million.

(b) Foreign currency risk management

The consolidated entity enters into various types of hedging contracts in managing its foreign exchange exposure.

The settlement dates, amounts to be received and contractual exchange rates of the consolidated entity's outstanding hedging contracts are detailed in the following table.

2006 Outstanding contracts	Weighted average exchange rate $	Contract value $m	Fair value $m	Less than 1 year $m	1 - 5 years $m	More than 5 years $m
Forward foreign currency contracts						
USD	0.7284	USD 325.5	6.3	6.3	-	-
Currency swaps						
USD	0.6647	USD 660.0	(78.3)	-	(62.3)	(16.0)
2005						
Forward foreign currency contracts						
USD	-	-	-	-	-	-
Currency swaps						
USD	0.6647	USD 660.0	(99.6)	-	(77.8)	(21.8)

(b) Foreign currency risk management (continued)

Hedges of foreign currency transactions

The consolidated entity enters into forward exchange contracts to hedge certain firm commitments and highly probable forecast transactions denominated in foreign currencies. These hedged transactions include the purchases of materials, interest payments and dividends receivable. The maturity of the contracts do not exceed twelve months. The purpose of the consolidated entity's foreign currency hedging activities is to protect itself from adverse fluctuations in exchange rates. The consolidated entity has a policy which allows the extent of foreign exchange hedging to be varied within parameters approved by the Board.

Forward exchange contracts which hedge highly probable forecasted transactions are accounted for as cash flow hedges and measured at fair value.

The fair value of forward exchange contracts designated as hedges of highly probable forecast transactions at 30 June 2006 was $nil.



Note 53 - Financial instruments (continued)

(b) Foreign currency risk management (continued)

Hedges of foreign currency borrowings

The consolidated entity has borrowings denominated in foreign currencies. It is the consolidated entity's policy to fully hedge the currency exposure on such borrowings by entering into cross currency swaps.

The fair value of cross currency swaps at 30 June 2006 was a liability of $78.3 million (2005: $95.1 million), of which $29.9 million is in a cash flow hedge relationship and $48.4 million is in a fair value hedge relationship.

The following table summarises the fair value of hedging instruments used to manage foreign currency borrowing risk:

2006	Cash flow hedges $m	Fair value hedges $m	Total $m
Currency swaps	(29.9)	(48.4)	(78.3)

Hedges of foreign currency investments

The consolidated entity has foreign currency investments of both an equity and debt nature. It is the consolidated entity's policy to fully hedge the currency exposure on all material foreign investments, unless the investments are of an equity nature and are to be held indefinitely or where hedging is impracticable due to regulatory controls or an inadequate or immature market in the relevant currencies.

The fair value of derivatives used as hedges of net investments at 30 June 2006 was an asset of $6.3 million (2005: $nil). At the reporting date, unrealised gains/(losses) of $4.4 million after tax (2005: $nil) has been deferred in the foreign currency translation reserve and will not be released until the consolidated entity disposes of the foreign currency investment that is being hedged.

The following table summarises the fair value of hedging instruments used to manage foreign currency risk:

2006	Hedges of net investments $m	Total $m
Forward foreign currency contracts	6.3	6.3

(c) Electricity purchase price risk management

Exposure to fluctuations in wholesale market electricity prices is minimised through the use of various types of hedging contracts.

It is the policy of the consolidated entity to actively manage the exposure arising from its forecast mass-market and contestable load. In doing so, the consolidated entity has entered into various hedging contracts with individual market participants. Any unhedged position exposes the consolidated entity to pool price variation. The consolidated entity's policy is that the exposure and the consequent price risk be managed within prescribed limits. The hedge portfolio consists predominantly of swaps, caps and option contract types.

The consolidated entity classifies derivatives that meet the criteria for effective hedges as cash flow hedges.

The fair value of electricity derivatives at 30 June 2006 was a net liability of $53.4 million (2005: $227.8 million), comprising assets of $264.7 million and liabilities of $318.1 million. At the reporting date, unrealised gains/(losses) of ($38.8) million after tax (2005: $nil) has been deferred in the hedging reserve and will be released when the underlying anticipated transaction occurs. All contracts are due for settlement within 11 years of the reporting date.

The following table summarises the fair value of hedging instruments used to manage electricity purchase risk:

2006	Cash flow hedges $m	Derivatives not in a hedge relationship $m	Total $m
Swaps	(55.5)	(3.1)	(58.6)
Caps	-	2.9	2.9
Options	-	2.3	2.3
	(55.5)	2.1	(53.4)

The remaining terms and fair values of the consolidated entity's outstanding electricity hedging contracts at the reporting date are detailed in the following table:

Electricity hedging contracts	2006 $m	2005 * $m
Less than 1 year	(4.8)	(134.3)
1 to 5 years	(48.6)	(93.5)
More than 5 years	-	-
	(53.4)	(227.8)

* Electricity hedging contracts were not recognised on the balance sheet for the year ended 30 June 2005.



Note 53 - Financial instruments (continued)

(d) Commodity price risk management

Exposure to fluctuations in the sales price of oil is minimised through the use of hedging contracts. It is the consolidated entity's policy to hedge these exposures within prescribed limits through the use of forward contracts and option contracts. These forward exchange contracts are accounted for as cash flow hedges and recognised at fair value.

The fair value of oil derivatives at 30 June 2006 was a net liability of $56.2 million (2005: $nil), comprising assets of $8.9 million and liabilities of $65.1 million. At the reporting date, unrealised gains/(losses) after tax of ($29.7) million after tax (2005: $nil) has been deferred in the hedging reserve and will be released when the anticipated transaction occurs.

The following table summarises the fair value of hedging instruments used to manage oil price risk:

2006	Cash flow hedges $m	Total $m
Forward contracts	(65.1)	(65.1)
Option contracts	8.9	8.9
	(56.2)	(56.2)

The remaining terms and fair values of the consolidated entity's outstanding oil price hedging contracts at the reporting date are detailed in the following table:

Oil price hedging contracts	2006 $m	2005 $m
Less than 1 year	(27.0)	-
1 to 5 years	(29.2)	-
Longer than 5 years	-	-
	(56.2)	-

(e) Credit risk

The consolidated entity is exposed to credit related losses in the event of non-performance by counterparties. At 30 June 2006, the consolidated entity had no significant concentration of credit risk with any single counterparty or group of counterparties in respect of derivative instruments. A credit policy is in place and is monitored on an ongoing basis. The existence of Master Netting Agreements with a number of counterparties provides additional collateral in respect of credit risk. Except as detailed in the following table and as disclosed in Note 40 on contingent liabilities, the maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, in the balance sheet was:

Maximum credit exposure in respect of:	2006 $m	2005 $m
Interest rate contracts	63.3	64.1
Electricity derivative contracts (a)	161.2	54.3
	224.5	118.4

(a) The calculation of credit risk for electricity hedging contracts is based on the calculation of the favourable amount for the total instrument which may comprise both an asset and a liability component. The fair value of electricity derivative contracts recognised as an asset at 30 June 2006 is $264.7 million.

(f) Liquidity risk

Liquidity risk relating to the use of derivative instruments arises from possible future adverse changes in market conditions. In such circumstances, the consolidated entity either may be forced to sell derivative positions at values which are below their underlying worth or may be unable to exit the positions at all. Accordingly, the consolidated entity only utilises highly liquid derivative markets, although illiquidity in certain market conditions cannot be entirely avoided.

The consolidated entity has adequate standby facilities and other funding arrangements to enable it to settle all outstanding derivative transactions on the due dates.

(g) Estimation of fair values

Cash, debtors, unbilled revenue, creditors, other payables and non-interest bearing loans and other receivables - carrying amounts (cost basis, recoverable amounts or net realisable values) of the assets and liabilities, which approximate net market values.

Interest bearing loans and other receivables and interest bearing borrowings - expected future cash flows are discounted by the current interest rates for assets and liabilities with similar risk profiles in accordance with generally accepted models based on discounted cash flow analysis.

Other financial assets - expected future cash flows are discounted by a risk reflective rate in accordance with generally accepted models based on discounted cash flow analysis.

Interest rate contracts and foreign exchange contracts - assets or liabilities are based on a mark to market value using published price quotations and forward curves.

Electricity derivative contracts - assets or liabilities are based on a mark to market value which uses, where available, published market price quotations for the derivative instrument. For instruments where published price quotations are not available, or where the market is illiquid, valuation prices are derived from market price quotes using historical relationships. All fair valuations are based on industry standard methodologies.



	Consolidated		Parent Entity	
	30 June 2005 $m	1 July 2004 $m	30 June 2005 $m	1 July 2004 $m
Note 54 - Impact of adoption of A-IFRS				
The impacts of adopting A-IFRS on total equity, profit after tax and on the cash flow statements as reported under Australian Accounting Standards applicable before 1 July 2005 (AGAAP) are illustrated below.				
Reconciliation of total equity as presented under AGAAP to that under A-IFRS				
Total equity under AGAAP	3,267.6	3,154.6	2,522.7	3,162.2
Total A-IFRS equity adjustments at date of transition	1,308.4		(8.9)	
Adjustments to equity:				
Recognition of net assets of defined benefit superannuation plans (a)	5.9	5.7	(8.5)	5.7
Write back of goodwill amortisation (b)	39.5	-	-	-
Adjustments relating to NGC (c)	54.5	(5.4)	-	-
Changes in equity accounted investments (d)	(1.2)	(0.5)	-	-
Election made to measure property, plant and equipment of certain equity accounted investments at fair value and use that fair value as the deemed cost of this property, plant and equipment at the date of transition (e)	(4.6)	370.7	-	-
Election made to measure certain property plant and equipment at fair value and use that fair value as deemed cost at the date of transition (f)	(31.6)	1,578.0	-	-
Recognition of share-based payments (g)	5.2	(14.2)	6.1	(14.2)
Tax effect of A-IFRS adjustments (h)	8.3	(625.9)	(1.4)	(0.4)
Total A-IFRS equity adjustments at date of transition		1,308.4		(8.9)
Total equity under A-IFRS	4,652.0	4,463.0	2,510.0	3,153.3

(a) AASB 119 *Employee Benefits* (AASB 119) requires the net surplus or deficit in defined benefit superannuation plans to be recognised as an asset or liability. Under AGAAP, contributions to these plans were expensed and no assets or liabilities were recognised. The consolidated entity has elected to early adopt the revised AASB 119 and has decided to recognise actuarial gains and losses directly in retained earnings. Other superannuation costs are recognised in the income statement. The Parent Entity is the sponsoring employer for the consolidated entity and recognises the defined benefit obligations and expenses for all plans. Under AGAAP, the Parent Entity only recognised an expense for contributions made to defined benefit plans for its own employees.

(b) Goodwill is not amortised under AASB 3 *Business Combinations* but was amortised under AGAAP. An adjustment has been made to reverse the goodwill amortisation expense since the date of transition. In accordance with AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards* (AASB 1), the consolidated entity has elected not to restate past business combinations, accordingly no adjustment in respect of accumulated goodwill amortisation is required at the date of transition of 1 July 2004. In addition, under A-IFRS the consolidated entity concluded that the gas and electricity retail licences do not meet the criteria for recognition as separately identifiable intangible assets and in accordance with AASB 1 these licences were reclassified to goodwill at the date of transition at their net book value of $1,170.0 million. There were no licences held by the Parent Entity.

(c) The consolidated entity disposed of its interests in NGC Holdings Limited (NGC) in December 2004. Additional deferred tax liabilities and other transitional adjustments were recognised on transition to A-IFRS, which resulted in an increase of $54.5 million in equity in respect of the sale of NGC in the consolidated entity only as the Parent Entity did not hold these investment interests.

(d) The consolidated entity's share of A-IFRS transitional adjustments made by entities which are accounted for using the equity method of accounting have resulted in adjustments to the carrying value of those investments under A-IFRS. The Parent Entity continues to hold its investments at cost.

(e) On transition to A-IFRS an election has been made in accordance with AASB 1 to measure certain property, plant and equipment at fair value and use that fair value as the deemed cost of this property, plant and equipment. The adjustment to retained earnings at 1 July 2004 of $370.7 million is a result of the equity accounted investments in Australian Pipeline Trust and ActewAGL Distribution Partnership increasing by $140.7 million (after income tax) and $230.0 million respectively to reflect the consolidated entity's share of the increase in equity accounted reserves arising from the increase in the carrying value of property, plant and equipment held by these entities. There is no impact on the Parent Entity as it continues to hold its investments at cost. For the year ended 30 June 2005, the consolidated entity recognised a reduction in its share of equity accounted profits of $4.6 million reflecting the additional depreciation expense arising from the increase in the carrying value of property, plant and equipment. This was a change from the A-IFRS elections proposed in the financial statements for the year ended 30 June 2005.

(f) On transition to A-IFRS an election has been made in accordance with AASB 1 to measure the New South Wales gas distribution network property, plant and equipment at fair value and use that fair value as the deemed cost of this property, plant and equipment. This has resulted in an increase of $1,578.0 million in the carrying value of this property, plant and equipment. As a result of the increased carrying value of the property, plant and equipment, the consolidated entity recognised an additional depreciation expense of $31.6 million for the year ended 30 June 2005. This was a change from the A-IFRS elections proposed in the financial statements for the year ended 30 June 2005. There is no impact on the Parent Entity.



Note 54 - Impact of adoption of A-IFRS (continued)

(g) Under AASB 2 *Share-based Payments* (AASB 2), the AGL Share Loan Plan is accounted for as an insubstance call option. On transition to A-IFRS, the outstanding loan balance of $14.2 million was debited to equity. For the year ended 30 June 2005, $5.2 million in proceeds from dividends and other repayments of the loans have been credited to equity. AASB 2 requires equity-settled share-based payment transactions to be fair valued at grant date and recognised as an expense over the vesting period, with a corresponding increase in equity.

(h) The tax effect of A-IFRS on transition, and ongoing, arises from the recognition of deferred taxes associated with fair value adjustments in relation to business combinations, investments, the adoption of fair value as deemed cost in respect of certain property plant and equipment and from previously categorised permanent differences between the book and tax carrying amounts of property, plant and equipment.

	Consolidated 30 June 2005 $m	Parent Entity 30 June 2005 $m
Reconciliation of profit after tax under AGAAP to that under A-IFRS		
Profit under AGAAP	848.3	9.8
Defined benefit superannuation plan expense (a)	8.5	(4.9)
Recognition of share-based payments expense (b)	(4.1)	(3.2)
Write back of goodwill amortisation (c)	39.5	-
Adjustments relating to NGC (d)	37.3	-
Changes in equity accounted investments (e)	2.8	-
Reduction in equity accounted profits in respect of the election to adopt the fair value of property plant and equipment as deemed cost at the date of transition in respect of certain equity accounted investments (f)	(4.6)	-
Additional depreciation in respect of the election to adopt the fair value of certain property plant and equipment as deemed cost (g)	(31.6)	-
Tax effect of A-IFRS adjustments (h)	8.3	(2.4)
Profit under A-IFRS	904.4	(0.7)

(a) AASB 119 *Employee Benefits* (AASB 119) requires defined benefit superannuation current service costs to be recognised in the income statement during the period. The consolidated entity has elected to recognise actuarial gains and losses directly in retained earnings in accordance with AASB 119. Under AGAAP, superannuation contributions were recognised as an expense as they were paid or became payable. The Parent Entity is the sponsoring employer for the Group and recognises the defined benefit obligations and expenses for all plans. Under AGAAP, the Parent Entity only recognised an expense for contributions made to defined benefit plans for its own employees.

(b) Share-based payments are required to be recognised in the income statement under AASB 2 *Share-based Payments* but were not required to be expensed under AGAAP, hence an adjustment has been made to expense the fair value of share-based payments over the vesting period.

(c) Goodwill is not amortised under AASB 3 *Business Combinations* but was amortised under AGAAP. An adjustment has been made to reverse the goodwill amortisation expense since the date of transition.

(d) The consolidated entity disposed of its interests in NGC in December 2004. Additional deferred tax liabilities and other transitional adjustments were recognised on transition to A-IFRS, which resulted in an increase of $37.3 million in the reported profit on sale of NGC under A-IFRS in the consolidated entity only as the Parent Entity did not hold these investment interests.

(e) The consolidated entity's share of A-IFRS transitional adjustments made by entities which are accounted for using the equity method of accounting have resulted in adjustments to the consolidated entity's share of profits recognised under A-IFRS. The Parent Entity continues to hold its investments at cost.

(f) On transition to A-IFRS an election has been made in accordance with AASB 1 to measure certain property, plant and equipment held by certain equity accounted entities at fair value and use that fair value as the deemed cost of this property, plant and equipment. For the year ended 30 June 2005, the consolidated entity recognised a reduction in its share of equity accounted profits of $4.6 million reflecting the additional depreciation expense arising from the increase in the carrying value of property, plant and equipment. There is no impact on the Parent Entity as it continues to hold its investments at cost.

(g) On transition to A-IFRS an election has been made in accordance with AASB 1 to measure the New South Wales gas distribution network property, plant and equipment at fair value and use that fair value as the deemed cost of this property, plant and equipment. As a result of the increased carrying value of the property, plant and equipment, the consolidated entity recognised an additional depreciation expense of $31.6 million for the year ended 30 June 2005. There is no impact on the Parent Entity.

(h) This adjustment represents the impact on current tax expense in respect of the A-IFRS adjustments, in accordance with AASB 112 *Income Taxes*.

Explanation of material adjustments to the cash flow statements

There are no material differences between the cash flow statements presented under A-IFRS and those presented under AGAAP.



Note 55 - Changes in accounting policy

In the current financial year the consolidated entity adopted AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement.* This change in accounting policy has been adopted in accordance with the transition rules in AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards,* which does not require the restatement of comparative information for financial instruments within the scope of AASB 132 and AASB 139.

The effect of changes in the accounting policies for financial instruments on the balance sheet as at 1 July 2005 is shown below:

		Consolidated			Parent Entity		
	Note	A-IFRS 30 June 2005 $m	Effect of adoption $m	Restated 1 July 2005 $m	A-IFRS 30 June 2005 $m	Effect of adoption $m	Restated 1 July 2005 $m
Fair value derivatives - assets	(a)	-	128.3	128.3	-	60.9	60.9
Prepayments	(b)	56.3	(41.1)	15.2	-	-	-
Investments accounted for using the equity method	(c)	971.9	18.5	990.4	-	-	-
Deferred tax assets	(d)	127.0	78.1	205.1	-	-	-
Borrowings	(a)	(1,643.2)	59.4	(1,583.8)	(1,586.5)	59.4	(1,527.1)
Fair value derivatives - liabilities	(a)	-	(401.1)	(401.1)	-	(105.9)	(105.9)
Provision for onerous contracts	(b)	(7.1)	2.8	(4.3)	-	-	-
Deferred tax liabilities	(d)	(945.8)	(4.3)	(950.1)	(376.0)	(4.3)	(380.3)
Unearned revenue	(b)	(14.0)	5.7	(8.3)	-	-	-
Hedging reserve	(a)	-	123.3	123.3	-	(10.3)	(10.3)
Retained earnings	(a)(b)(c)	(2,650.5)	30.4	(2,620.1)	(504.0)	0.2	(503.8)

(a) Under previous AGAAP, the consolidated entity did not recognise derivatives at fair value on the balance sheet. The adoption of AASB 139 has resulted in the consolidated entity recognising all derivative financial instruments as assets or liabilities at fair value. This change has been accounted for by adjusting the opening balance of equity through retained earnings and hedging reserve at 1 July 2005 by the after tax amount of the fair value of the derivatives. The transitional provisions will not have any effect in future reporting periods. For fair value hedges, the underlying risks being hedged have also been recognised on the balance sheet at fair value and adjusted against borrowings.

(b) Prepaid option premiums, provision for onerous contracts and unearned revenue that were previously recognised under AGAAP have been replaced under A-IFRS by the recognition at fair value of options as either derivative assets or derivative liabilities.

(c) The consolidated entity has recognised its equity accounted share of adjustments made by investments arising from the recognition of derivatives at fair value.

(d) Recognition of deferred tax assets and deferred tax liabilities arising from the changes to accounting policies outlined in (a) and (b) above.



The Australian Gas Light Company and Subsidiaries

Directors' declaration
for the year ended 30 June 2006

The directors of The Australian Gas Light Company declare that the accompanying financial statements and the notes to the financial statements:

(a) comply with accounting standards; and

(b) give a true and fair view of the financial position and performance of the consolidated entity.

The directors also declare that:

(a) in their opinion, there are reasonable grounds to believe that the Parent Entity will be able to pay its debts as and when they become due and payable;

(b) in their opinion, the accompanying financial statements and the notes thereto are in accordance with the Corporations Act 2001; and

(c) they have been given the declarations required by s.295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of the directors.

Mark Johnson
Chairman

Paul Anthony
Managing Director

Sydney, 23 August 2006

Deloitte.

Deloitte Touche Tohmatsu
A.B.N. 74 490 121 060

Grosvenor Place
225 George Street
Sydney NSW 2000
PO Box N250 Grosvenor Place
Sydney NSW 1220 Australia

DX 10307SSE
Tel: +61 (0) 2 9322 7000
Fax: +61 (0) 2 9322 7001
www.deloitte.com.au

Independent audit report to the members of The Australian Gas Light Company

Scope

The financial report, compensation disclosures and directors' responsibility

The financial report comprises the balance sheet, income statement, cash flow statement, statement of recognised income and expense, a summary of significant accounting policies and other explanatory notes and the directors' declaration for both The Australian Gas Light Company (the company) and the consolidated entity, for the financial year ended 30 June 2006 as set out on pages 3 to 64. The consolidated entity comprises the company and the entities it controlled at the year's end or from time to time during the financial year.

The company has disclosed information about the compensation of key management personnel ("compensation disclosures") as required by paragraphs Aus 25.4 to Aus 25.7.2 of Accounting Standard AASB 124 *Related Party Disclosures* ("AASB 124") under the heading "remuneration report" on pages 42 to 51 of the directors' report (contained in the Concise Annual Report 2006), and not in the financial report, as permitted by the *Corporations Regulations 2001*.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with Accounting Standards in Australia and the Corporations Act 2001. This includes responsibility for the maintenance of adequate financial records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for the compensation disclosures contained in the directors' report.

Audit approach

We have conducted an independent audit of the financial report and compensation disclosures in order to express an opinion on them to the members of the company. Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement and the compensation disclosures comply with AASB 124. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal controls, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards in Australia and the Corporations Act 2001 so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and performance as represented by the results of their operations, their changes in equity and their cash flows and whether the compensation disclosures comply with AASB 124.

Deloitte.

Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

The audit opinion expressed in this report has been formed on the above basis.

Auditor's Independence Declaration

The independence declaration provided to the directors of The Australian Gas Light Company on 23 August 2006 would be in the same terms if it was given to the directors on the date this audit report is made out.

Audit Opinion

In our opinion:

(1) the financial report of The Australian Gas Light Company is in accordance with the Corporations Act 2001, including:

    (i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2006 and of their performance for the year ended on that date; and

    (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(2) the compensation disclosures that are contained under the heading "remuneration report" on pages 42 to 51 of the directors' report (contained in the Concise Annual Report 2006) comply with paragraphs Aus 25.4 to Aus 25.7.2 of Accounting Standard AASB 124 *Related Party Disclosures*.



DELOITTE TOUCHE TOHMATSU



G Couttas
Partner
Chartered Accountants
Sydney, 29 August 2006


AGL


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 05/09/2006

TIME: 15:40:37

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Statement re Concise Annual Report

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**


AGL

Tel: +61 2 9921 2999
Fax: +61 2 9921 2552

AGL Centre, 72 Christie Street
St Leonards, 2065 NSW
AUSTRALIA

The Australian Gas Light Company
ABN 95 052 167 405

Locked Bag 1837
St Leonards, 2065 NSW
AUSTRALIA

September 5, 2006

ASX Statement

The Australian Gas Light Company (AGL) is about to commence dispatch of its Concise Annual Report and Full Financial Report for 2006. A full copy of both reports are attached.

Paul McWilliams
Company Secretary



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 05/09/2006

TIME: 15:16:47

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Scheme of Arrangement

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.



Tel: +61 2 9921 2999
Fax: +61 2 9921 2552

ABN 95 052 167 405

AGL Centre, 72 Christie Street
St Leonards, 2065 NSW
AUSTRALIA

Locked Bag 1837
St Leonards, 2065 NSW
AUSTRALIA

ASX Statement

September 5, 2006

AGL - Scheme of Arrangement

On 28 August 2006 the Federal Court of Australia made orders convening a meeting ("Scheme Meeting") of holders of fully paid ordinary shares in AGL ("AGL Shareholders") to consider a proposed scheme of arrangement ("AGL Scheme") between AGL and its Shareholders (other than Alinta Group Holdings Pty Ltd).

AGL has completed dispatch of its Scheme Booklet for the AGL Scheme (including the notice of the Scheme Meeting).

The Scheme Meeting will take place at 10:30am Sydney time on Friday 6 October 2006 at the City Recital Hall, Angel Place, Sydney.

Paul McWilliams

Company Secretary

Further enquiries:
Media
Contact: Jane Counsel, Media Relations Manager
Direct: + 61 2 9921 2352
Mobile: + 61 (0) 416 275 273
E-mail: jcounsel@agl.com.au

Investors & Analysts
Contact: Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
Email: gthompson@agl.com.au



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 13/09/2006

TIME: 12:04:33

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	THE AUSTRALIAN GAS LIGHT COMPANY
ABN	95 052 167 405

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	PAUL ANTHONY
Date of last notice	1 MAY 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	1 SEPTEMBER 2006
No. of securities held prior to change	2,000
Class	ORDINARY
Number acquired	307,230
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$19.53
No. of securities held after change	309,230

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	AGL SHARE PURCHASE PLAN

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 18/09/2006

TIME: 10:05:44

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Expands Hydro Power Generation Portfolio

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.



Tel: +61 2 9921 2999
Fax: +61 2 9921 2552

The Australian Gas Light Company
ABN 95 052 167 405

AGL Centre, 72 Christie Street
St Leonards, 2065 NSW
AUSTRALIA

Locked Bag 1837
St Leonards, 2065 NSW
AUSTRALIA

media release

18 September, 2006

AGL expands hydro power generation portfolio

The Australian Gas Light Company (AGL) today announced plans to build Australia's largest hydroelectric power plant in 25 years to provide additional peaking electricity generation capacity for Victoria and increase the amount of zero emission electricity produced by AGL's power generation assets.

AGL will construct a $230 million, 140 megawatt (MW) hydroelectric peaking power station at Bogong, in the Kiewa Valley, in Victoria's Alpine region. The company has also announced the commissioning of the nearby 12.2 MW Banimboola hydroelectric power station.

Bogong will increase the hydro proportion of AGL's wholesale generation portfolio by five per cent meaning that almost half of AGL's total generation portfolio now produces zero emissions.

"Bogong is one of the last opportunities anywhere in Australia to construct a large-scale fast-start, fully discretionary hydro peaking generation plant and will further cement AGL's position as a market-leading integrated energy company," AGL Managing Director and Chief Executive Paul Anthony said.

"This development will deliver important strategic benefits to AGL's wholesale energy portfolio and through its fast start-up capabilities, will also help meet Victoria's electricity demand during peak periods."

Bogong power station will be built adjacent to Bogong Village at the base of Lake Guy, augmenting the existing Kiewa hydro electric scheme. The project will transform the existing Kiewa scheme into a more efficient peak operation by enabling the nearby 150MW McKay Creek power station to operate at its maximum capacity of 160MW and enabling instantaneous water delivery to the 29MW Clover power station, also part of the Kiewa scheme.

In addition to being a zero emission plant, Bogong also has been designed to minimise the current environmental impacts of the operation of McKay Creek by returning the Pretty Valley branch of the East Kiewa River to natural water flows during normal operation. This will be achieved through the construction of a 6.5 kilometre underground tunnel between McKay Creek and Bogong.

"This is consistent with AGL's efforts to pursue commercially and environmentally sustainable development opportunities across our generation portfolio," Mr Anthony added.

At Banimboola, AGL has commissioned a new power station which optimises the generation capabilities of the Dartmouth Reservoir and will provide additional generation during peak demand months.

Both power stations, when in full production, will provide enough electricity to meet the summer demand of approximately 122,000 average homes and realise the abatement of more than 185,000 tonnes per year of greenhouse gas emissions.

AGL's decision to proceed with Bogong follows the Victorian State Government's recent announcement of a Renewable Energy Target Certificate (VRET) scheme to commence in 2008.

"AGL is encouraged by the Bracks Government's sensible approach to the development of a renewable energy industry in Victoria. The VRET scheme has been factored into our decision to proceed with the Bogong development," Mr Anthony concluded.

Bogong is scheduled to be fully commissioned by October 2009 in time to meet the 2009/10 peak Summer demand.

Bogong and Banimboola will be owned by the AGL Energy business to be created following the successful merger of AGL and Alinta Limited's infrastructure businesses. Shareholders will vote on this proposal early next month.

AGL has awarded two major turnkey, Engineering, Procurement and Construction (EPC) contracts for Bogong to McConnell Dowell Constructors (Australia) Pty Ltd and Toshiba International Corporation Pty Ltd.

Approximately 200 jobs will be created during the construction phase.

For further information on the two projects and AGL's overall renewable generation portfolio, please see the attached fact sheet.

Further enquiries:
Media
Contact: Jane Counsel, Media Relations Manager
Direct: + 61 2 9921 2352
Mobile: + 61 (0) 416 275 273
E-mail: jcounsel@agl.com.au

Investors & Analysts
Contact: Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
Email: gthompson@agl.com.au

Fact Sheet

Figure 1: Project Facts

Bogong

Location	North East Victoria, 370 kilometres from Melbourne
Construction Cost	$230 million
Contractors	• McConnell Dowell (Australia) Pty Ltd - completion of tunnel, civil works and balance of plant • Toshiba International Corporation Pty Ltd - supplying and installing the hydro electric plant and equipment
Capacity	140 MW
Water Releases	Utilising existing releases from Rocky Valley Reservoir
Commissioning	October 2009

Banimboola

Location	Darmouth Regulation Pondage, 5 kms south of Dartmouth township
Construction Cost	$24 million
Contractors	• GE and Baulderstone and Hornibrook
Capacity	12.2 MW
Water Releases	Utilises existing water releases from the Dartmouth Regulation pondage

Figure 2: AGL's Other Hydro Assets

State	Plant name	Number of units	Capacity (MW)
Victoria	Kiewa	12	250.0
Victoria	Dartmouth	1	185.0
Victoria	Eildon	4	135.0
Victoria	Rubicon	5	13.5
Victoria	Yarrawonga	2	9.5
Victoria	Cairn Curran	1	2.0
Victoria	Banimboola	3	12.2
NSW	Copeton	1	22.5
NSW	Burrendong	1	19.0
NSW	Pindari	1	5.7
NSW	Glenbawn	1	5.5
		Total Hydro	**659.9MW**

Figure 3:

Generation Mix including projects under construction
Total Equity MW = 2,087 MW


Renewables
10%
Coal 34%
Hydro 38%
Gas 18%


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 21/09/2006

TIME: 17:59:26

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

New Directors announced for AGL Energy

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.



Tel: +61 2 9921 2999
Fax: +61 2 9921 2552

The Australian Gas Light Company
ABN 95 052 167 405

AGL Centre, 72 Christie Street
St Leonards, 2065 NSW
AUSTRALIA

Locked Bag 1837
St Leonards, 2065 NSW
AUSTRALIA

media release

September 21, 2006

New directors announced for AGL Energy

The Australian Gas Light Company (AGL) Chairman, Mr Mark Johnson, today announced the nomination of two independent directors for AGL Energy, Ms Sandra McPhee and Mr Jerry Maycock. It is intended that Ms McPhee and Mr Maycock will be appointed following Shareholder and Court approval of the proposed merger of AGL and Alinta Limited's infrastructure businesses and subsequent separation of AGL Energy.

Mr Johnson said Ms McPhee has extensive experience as a non-executive Director and as a Senior Executive in international consumer facing industries including aviation, retail and tourism, most recently with Qantas Airways Limited. Ms McPhee is a director of Coles Myer Ltd, Australia Post, Perpetual Limited, the Art Gallery of New South Wales and St Vincent's & Mater Health Ltd. Ms McPhee's previous appointments include Deputy Chair South Australia Water, and Director of Primelife Corporation Limited, CARE Australia and Tourism Council Australia.

Mr Maycock is the Managing Director and Chief Executive Officer of Hastie Group Ltd, a position he has held since 2004. Previously, he has held a number of senior management positions at Holcim Ltd, a world leading construction materials company, over a 20 year career with the company. Mr Maycock had also previously been nominated as a director of AGL Infrastructure under AGL's original demerger proposal.

"Ms McPhee and Mr Maycock each bring extensive experience and strong backgrounds in managing high growth business operations. I am confident they will both make valuable contributions to the Board of AGL Energy in its pursuit of growth and development opportunities for Shareholders," Mr Johnson said.

The appointments of Ms McPhee and Mr Maycock will bring the number of Directors on the AGL Energy Board to eight, of which seven will be non-executive directors.

The appointments would take effect on 9 October, 2006 following ratification of the transaction by the Federal Court.

Career biographies for Ms McPhee and Mr Maycock are attached.

Further enquiries:
Media
Contact: Jane Counsel, Media Relations Manager
Direct: + 61 2 9921 2352
Mobile: + 61 (0) 416 275 273
E-mail: jcounsel@agl.com.au

Investors & Analysts
Contact: Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
Email: gthompson@agl.com.au

CURRICULUM VITAE

SANDRA MCPHEE

Education:

University of London
Diploma in Education

Princeton University, New Jersey, USA
Diploma, International Marketing Institute

Previous and Current Board Experience:

Current:

Director, Coles Myer Ltd (since 2003); Member of Remuneration & Nomination Committee
Director, Australian Postal Corporation (since 2001); Member of Audit Committee
Director, Perpetual Limited (since 2003); Chairman of HR Committee and Member of Audit and Risk Management Committee and Nominations Committee
Director, Art Gallery of NSW (since 2003)
Director, St Vincent's & Mater Health Ltd (since 2003); Chairman of HR Committee and Member of Property Committee

Former:

Deputy Chair, SA Water Corporation (Chairman of Audit Committee)
Director, Tourism Council of Australia
Director, CARE Australia (Deputy Chairman Corporate Council)
Director, Primelife Corporation Ltd (Chairman, Marketing Committee)
Director, Travel Industries Automated Systems

Previous Employment History:

- Qantas Airways Limited (1994 - 2004)

Position Held:

Group General Manager, Alliances
Responsible for the strategic direction of the global bilateral alliances of the airline, including that of equity partner British Airways and the oneworld multilateral alliance.

Group General Manager, Marketing
Responsible for all global group marketing activities, including product and brand development, advertising, promotions, customer strategy, in-flight service and customer loyalty programs.

Group General Manager, Europe and SE Asia and Marketing
This position included responsibility for all commercial operations in the UK/Europe/South East Asia Division, including joint venture operations with British Airways.

Executive General Manager Sales
Sandra had global responsibility for all distribution channels.

- Ansett Airlines of Australia Limited (1990 -1994)

Positions held: Director of Sales, Chief Executive Officer, Traveland

- Pan American Airlines (1976 - 1990)

Positions held: Director, Atlantic Division, Director, Sales & Marketing, Australia & New Zealand, Sales Manager, NSW

CURRICULUM VITAE

JERRY MAYCOCK

Education:

Stanford University, California, USA
Financial Management Program, 1998

Stanford University, California, USA
Senior Executive Program, 1989

Liverpool University, Liverpool, UK
Bachelor of Engineering, Mechanical Engineering (First Class Hons), 1973

Previous and Current Board Experience:

Former Chair, Cement Australia
Former Director, Holcim New Zealand Ltd

Previous Employment History:

- Hastie Group Ltd (2004 – present)

  Position Held: Managing Director

  Jerry joined Hastie Group as Managing Director and Chief Executive Officer in April 2004. He successfully led the Company's listing on the ASX in April 2005. Market capitalisation of Hastie Group is currently c.$200 million.

- Holcim Ltd (1983 – 2004)

  Position Held: Senior Vice President, Southern ASEAN & Australasia / Pacific
  Jerry had regional management responsibility for six countries in South East Asia and Australasia, encompassing operating and profit responsibility, mergers and acquisitions and general business development.

- Queensland Cement Limited (1992-1998)

  Position held: Managing Director & CEO, Queensland Cement Ltd

- Milburn New Zealand Ltd (1988 – 1992)

  Position held: Managing Director & CEO

- Tait Electronics Limited (1981-1983)

  Position held: Export Sales Manager, USA, Christchurch, New Zealand

- Shell Group (1974 – 1981)

  Position held: Sales Engineer and Commercial Manager, Shell Oil NZ Ltd



Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 21/09/2006

TIME: 18:17:54

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

AGL Supplementary Scheme Booklet

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Dear Shareholder,

By now you should have received your copy of AGL's Scheme Booklet, which outlines the Recommended Proposal for AGL Shareholders to share in the creation of two new major Australian energy companies – AGL Energy and New Alinta. The Scheme Booklet contains a lot of information, but it is important that you carefully consider its contents prior to the Recommended Proposal being voted on at AGL's Shareholder meeting.

AGL's Shareholder meeting will be held at **10.30am on 6 October at City Recital Hall, Angel Place, Sydney**. A revised notice of meeting is included in the Supplementary Booklet which is enclosed with this letter.

Recommended Proposal - creating enhanced longer-term shareholder value

The Scheme Booklet outlines the details of the two new companies to be created following the merger of the infrastructure businesses of AGL and Alinta Limited and subsequent separation of AGL Energy.

AGL Energy will be one of Australia's leading integrated energy companies and will be 100 per cent owned by AGL Shareholders. The second company, New Alinta, will be the largest energy infrastructure company listed on the Australian Stock Exchange and 44 per cent owned by AGL Shareholders.

The Recommended Proposal will be principally implemented by way of separate AGL and Alinta schemes of arrangement which require the approval of AGL and Alinta Shareholders at separate meetings on 6 October 2006. The approval of the Court will also be required.

It is important that all AGL Shareholders take the opportunity to vote on the Recommended Proposal. If you are not intending to vote in person at AGL's Shareholder meeting please ensure you complete the enclosed proxy form and send it to AGL's Share Registry by no later than 11am on 4 October 2006. Additionally, you can also vote online at www.agl.com.au. If you have already completed a proxy form, your proxy will be authorised to vote on the resolutions in the revised notice of meeting unless you complete the enclosed proxy form or withdraw your proxy form. If on the original proxy form you have appointed an AGL Director as your proxy to vote in favour of the Recommended Proposal, he or she will vote in favour of both resolutions in the revised notice of meeting. **If you intend to vote by proxy, your Directors encourage you to complete and return the enclosed proxy form**.

AGL's Directors **unanimously recommend this proposal** as the best opportunity to create longer-term shareholder value, a view that is also supported by the Independent Expert.

Supplementary Booklet

Enclosed with this letter is a Supplementary Booklet which contains additional information regarding the Recommended Proposal. This includes an amendment to the Scheme of Arrangement, to reflect a change to the consideration payable to AGL Shareholders. Please review it carefully prior to the Recommended Proposal being voted on at AGL's Shareholder meeting on 6 October 2006.

Change in Number of New Alinta Shares Received by AGL Shareholders

If AGL and Alinta Shareholders approve the Recommended Proposal, you will receive shares in the two new companies. For every 100 AGL shares you own at the AGL Scheme Record Date you will receive 100 shares in AGL Energy and 58 shares in New Alinta [1].

The total number of shares you will receive in New Alinta has varied from the original announcement on 26 April 2006 of 63 New Alinta shares for every 100 AGL shares to 58 New Alinta shares for every 100 AGL shares. However, it is important to understand that this variation will not affect the total value of this transaction for AGL Shareholders. It is a consequence of two modifications made since 26 April 2006 to the agreements between AGL and Alinta.

The first modification follows the sale by Alinta of 12 million of approximately 90 million AGL shares that Alinta owned at the time the Recommended Proposal was announced on 26 April 2006. To compensate AGL Shareholders for the lower share ratio which has resulted from that sale, Alinta has agreed that the total debt AGL will assume on completion of this transaction will be approximately $230 million lower than was originally proposed.

The second modification relates to the change in the transaction structure in relation to Gas Valpo, which will now be owned by AGL Energy rather than New Alinta. Whilst the total value of the transaction for AGL Shareholders remains the same, the value of New Alinta owned by AGL Shareholders has reduced by $141 million, with a corresponding increase in the value of AGL Energy. This further described in the Supplementary Booklet.

AGL will effectively be providing less value to Alinta and retaining more assets than was originally envisaged. Consequently, AGL Energy will be worth relatively more in calculating the merger ratio. The net effect for AGL Shareholders is that they can expect to receive the same total value as was originally proposed. However, a higher proportion of that value will now be reflected in their AGL Energy shares than in their New Alinta shares.

New AGL Energy Directors

As part of the planning for the new AGL Energy, it is proposed that two new independent directors – Ms Sandra McPhee and Mr Jerry Maycock – will be appointed to the AGL Energy board. Details of each of the new directors are included in the attached Supplementary Booklet.

Directors' Recommendation

By recommending AGL Shareholders **vote in favour** of the Recommended Proposal, your Board is looking to unlock significant future value for all AGL Shareholders.

Your Directors and I look forward to discussing the Recommended Proposal and the new future it will deliver AGL at the Shareholder meeting on 6 October. In the meantime, please take the time to carefully consider the AGL Scheme Booklet and the enclosed

Supplementary Booklet and if you have any questions about the Recommended Proposal please contact the AGL Shareholder Information Line on 1800 824 522 or +61 2 8280 7012.

Yours sincerely,



Mark Johnson

[1] Participating AGL Shareholders will receive 0.5771 New Alinta Shares for each AGL Share that they hold at the AGL Scheme Record Date. If AGL reinvests any distributions declared by APT prior to the Transaction Implementation Date in the APT distribution reinvestment plan, this fraction will be adjusted upwards, although the amount of the adjustment will not be substantial.

AGL SUPPLEMENTARY SCHEME BOOKLET
THE AUSTRALIAN GAS LIGHT COMPANY ACN 052 167 405

1 WHAT IS THIS DOCUMENT FOR?

This Supplementary Booklet provides you with additional information regarding the Recommended Proposal with Alinta. The information in the Supplementary Booklet relates to matters which have arisen or have changed since the release of AGL's Scheme Booklet dated 29 August 2006 (**Booklet**).

It also describes a consequential proposed amendment to the AGL Scheme of Arrangement, namely to change the meaning of "Net Merger Value", which AGL Shareholders will be asked to approve at the AGL Meetings on 6 October 2006.

You should read this Supplementary Booklet and the Booklet in their entirety before deciding how to vote on the resolutions to be considered at the AGL Scheme Meeting.

To the extent of any inconsistency between the contents of the Booklet and this Supplementary Booklet, this Supplementary Booklet prevails.

If there is a significant change affecting a matter included in this Supplementary Booklet, AGL will make an announcement in relation to the matter to ASX.

None of the matters described below change the AGL Directors' recommendations in relation to the Recommended Proposal. The AGL Directors unanimously recommend that AGL Shareholders vote in favour of the AGL Scheme, as amended in the manner described in Section 2.1 of this Supplementary Booklet.

2 SUPPLEMENTARY DISCLOSURE IN RELATION TO AGL AND AGL ENERGY

2.1 Removal of Gas Valpo from AGL Infrastructure Assets and consequential adjustment to Net Merger Value and Scheme Consideration

(a) Removal of Gas Valpo

AGL and Alinta have agreed that Gas Valpo will not be included in the AGL Infrastructure Assets which will form part of New Alinta following implementation of the Recommended Proposal. Details of this asset are set out in Section 3.3(f) of the Booklet (page 88). Accordingly, following the Transaction Implementation Date, Gas Valpo will now form part of AGL Energy.

As a consequence the Net Merger Value used to calculate the entitlement of AGL Scheme Participants to New Alinta Shares, as set out Schedule 2 of the Merger Implementation Agreement and the definition of "Net Merger Value" in the AGL Scheme of Arrangement, will be reduced by $141 million from the value described in that definition, which reflects the value that AGL and Alinta have given to Gas Valpo in negotiating the Recommended Proposal. The result of this is that the proportion of a New Alinta Share that AGL Shareholders will receive for each AGL Share reduces from 0.6117 (rounded to four decimal places) to 0.5771 (rounded to four decimal places).[1] This means an AGL Shareholder who holds 100 AGL Shares at the AGL Scheme Record Date will receive 100 AGL Energy Shares and 58 New Alinta Shares if the Recommended Proposal proceeds.

As a consequence of excluding Gas Valpo from the assets to be acquired by New Alinta, AGL Shareholders will own approximately 44% of New Alinta, rather than 46% which was the case when the AGL Infrastructure Assets included Gas Valpo.

These arrangements are value neutral for AGL Shareholders because although AGL Shareholders will own a smaller percentage of New Alinta, the value of AGL Energy will increase because it will hold Gas Valpo as an additional asset. The net effect for AGL Shareholders is that they can expect to

[1] If AGL reinvests distributions declared by APT prior to the Transaction Implementation Date in the APT distribution reinvestment plan this fraction will be adjusted upwards, although the amount of the adjustment will not be substantial.

receive the same total value as was originally proposed. However, a greater amount of that value will now be reflected in their AGL Energy Shares and a lower amount in their New Alinta Shares.

Relevant Transaction Documents, including the Merger Implementation Agreement, will be amended to reflect the arrangements referred to above.

The parties will also vary the Put Options Deed (referred to on page 163 of the Booklet) so that it relates only to the Wattle Point Interest. This is because a consequence of these revised arrangements is that New Alinta Co will not acquire Gas Valpo such that it will not be in a position to put that asset back to AGL Energy.

Further details of the financial impact of these changes are shown in Section 3.1 of this Supplementary Booklet.

As a result of Gas Valpo forming part of AGL Energy the risks in relation to Gas Valpo specified in Section 5.4(b)(ii) of the Booklet (page 137) will apply to AGL Energy.

(b) Changes to the AGL Scheme of Arrangement and resolutions to be considered at the AGL Meetings

As a consequence of Gas Valpo being excluded from the assets to be transferred to New Alinta, AGL Shareholders are asked to approve an amendment to the AGL Scheme of Arrangement to reduce the "Net Merger Value", as that term is used in the AGL Scheme of Arrangement, by $141 million (being the value of Gas Valpo). Accordingly it is proposed that the definition of Net Merger Value in the AGL Scheme of Arrangement will read:

> **Net Merger Value** means $2,348 million plus the amount of the distribution declared on 30 May 2006 of 6 cents per APT unit reinvested by AGL in accordance with APT's distribution reinvestment plan and the amount of any further distribution declared by APT and reinvested by AGL in the same manner prior to the Implementation Date.

The figure "$2,348 million" in the definition of Net Merger Value in the AGL Scheme of Arrangement annexed to the Booklet was $2,489 million.

A copy of the proposed amended AGL Scheme of Arrangement is attached as Schedule 3.

At the AGL Meetings, AGL Shareholders will be asked to approve two resolutions. The first is to approve the amendment to the AGL Scheme originally proposed in the Scheme Booklet, in the manner described above, and the second is to approve the AGL Scheme as amended. Notices of meeting for the AGL Meetings are enclosed with this Supplementary Booklet. The notice of meeting for AGL Shareholders (other than the Alinta Group) is set out in part 1 of Schedule 4 and the notice of meeting for Alinta GH in its capacity as holder of the Excluded AGL Shares is set out in part 2 of Schedule 4.

Directors recommend that AGL Shareholders vote in favour of both resolutions.

2.2 ATO class ruling

As disclosed in Section 6.2(d) of the Booklet (page 147), the AGL Scheme will become binding on AGL and AGL Shareholders only if certain conditions precedent are satisfied or waived. One of the conditions is that by 8.00am on the Second Court Date, a class ruling (or class rulings) is published by the ATO confirming that capital gains tax rollover relief will be available for eligible AGL Shareholders in relation to the AGL Scheme and confirming that the buy back of the Converting Shares and the issue of AGL Energy Shares will be a conversion of convertible interests for the purpose of subdivision 130-C of the Income Tax Assessment Act 1997 (Cth) and that the buy back will not give rise to a dividend for taxation purposes to AGL Shareholders. In this Supplementary Booklet, this condition is referred to as the **ATO Class Ruling Condition**.

The ATO Class Ruling Condition may only be waived with the consent of AGL and Alinta.

The buy back aspect of the Recommended Proposal will be implemented on the Transaction Implementation Date, which is anticipated to be approximately two weeks after the Second Court Date. AGL has been recently informed by the ATO, however, that its policy is not to publish class rulings which include a ruling in respect of a buy back until the buy back has been implemented. Because the ATO Class Ruling Condition requires the ATO to publish the relevant class ruling before the Second Court Date, this has the consequence that unless AGL and Alinta waive the ATO Class Ruling Condition, it will not be possible for this condition to be satisfied.

Although some matters are yet to be resolved, AGL expects that the ATO will issue a draft of the class ruling referred to in the ATO Class Ruling Condition before the AGL Scheme Meeting. Further, AGL has requested an undertaking from the ATO to issue a class ruling, no later than one month after the Transaction Implementation Date, which does not differ materially from the draft class ruling. AGL believes that if such an undertaking is given, the risk of the ATO not issuing a class ruling for the benefit of AGL Shareholders which contains the tax treatment described in Section 8 of the Booklet is low. Greenwoods & Freehills Pty Limited, which provided the taxation report included in Section 8 of the Booklet, has confirmed to AGL that it agrees with this view and a copy of its letter to AGL to this effect is included as Schedule 1 to this Supplementary Booklet.

AGL believes that all material issues raised by the ATO in connection with the class ruling application have been (or will be) addressed by AGL in a way that it expects should be satisfactory to the ATO having regard to the ATO's past practice in matters of this nature, including in relation to AGL's Original Demerger Proposal.

Having regard to the above matters, AGL advises that it intends to waive the ATO Class Ruling Condition prior to the Second Court Date if it has received from the ATO a draft class ruling that capital gains tax rollover relief will be available for eligible AGL Shareholders in relation to the AGL Scheme and confirming that the buy back of the Converting Shares and the issue of AGL Energy Shares will be a conversion of convertible interests for the purpose of subdivision 130-C of the Income Tax Assessment Act 1997 (Cth) and that the buy back will not give rise to a dividend for taxation purposes to AGL Shareholders in a form acceptable to AGL.

AGL has requested Alinta to confirm that it will also waive the ATO Class Ruling Condition if the ATO provides AGL with a draft ruling of the type referred to in the above paragraph. Alinta has undertaken to AGL that it will, in these circumstances, waive the ATO Class Ruling Condition.

AGL has similarly undertaken to Alinta that it will waive the condition precedent to the Alinta Scheme relating to the class ruling for Alinta Shareholders prior to the Second Court Date if Alinta has received a draft class ruling from the ATO in a form acceptable to Alinta that scrip for scrip rollover relief will be available for eligible Alinta Shareholders in relation to the Alinta Scheme. Alinta intends to waive that condition precedent in these circumstances.

Notwithstanding the above, there remains a residual risk that the ATO may either not publish a class ruling at all or that the class ruling when published may be materially different from the draft class ruling AGL will have received before the AGL Scheme Meeting. The potential consequences for AGL Shareholders in either of these circumstances are set out in the letter from Greenwoods & Freehills Pty Limited included as Schedule 1 to this Supplementary Booklet.

2.3 AGL Energy Directors

As part of the planning for the establishment of AGL Energy, it is proposed that two additional independent directors will be appointed to the AGL Energy Board. Sandra McPhee and Jeremy Maycock will become directors of AGL Energy, subject to the AGL Scheme becoming effective.

Sandra McPhee
Independent Director

Ms McPhee brings to AGL Energy a wealth of experience in marketing and brand management gained in senior roles at Qantas Limited and as a current Non-Executive Director at Coles Myer Ltd,

Australian Postal Corporation, Perpetual Limited, the Art Gallery of New South Wales and St Vincent's & Mater Health Sydney Limited.

Jeremy Maycock
Independent Director

Mr Maycock is the Managing Director and Chief Executive Officer of Hastie Group Limited, a position he has held since 2004. He previously held a number of senior management positions at Holcim Ltd, a world leading construction materials company. Mr Maycock had been nominated as a director of AGL's infrastructure business under AGL's Original Demerger Proposal.

2.4 Interruption to PNG oil production

Following a small oil spill that took place at the Kumul Marine Terminal in PNG on 9 August 2006, a restriction on oil loading operations was imposed by the PNG Department of Petroleum and Energy. Loading operations recommenced on 30 August 2006. The incident was reported to ASX by the operator, Oil Search.

These restrictions, and other minor weather related production deferrals, have resulted in AGL Energy's share of oil liftings being 0.155 million bbl below forecast for the two months ended 31 August 2006 and therefore a reduction in AGL Energy's forecast pro-forma EBIT of approximately $10 million for the year ending 30 June 2007. This forecast EBIT reduction is consistent with the sensitivity analysis presented in Section 2.10(a) of the Booklet (page 75). Further details of the financial impact of this matter are shown in Section 3.1 of this Supplementary Booklet.

There has been no change to AGL Energy's anticipated share of PNG oil reserves.

3 SUPPLEMENTARY FINANCIAL INFORMATION IN RELATION TO AGL ENERGY

3.1 Updated financial information on AGL Energy

This Section contains an update of the following key financial information for AGL Energy to reflect the events referred to in Sections 2.1 and 2.4:

- pro forma financial forecast for AGL Energy for the year ending 30 June 2007;
- forecast of the dividend to be received by AGL Shareholders who retain their AGL Shares at the time of entitlement to the Transaction Dividend and their shares in both AGL Energy and New Alinta at the time of entitlement to dividends relating to the period to 30 June 2007; and
- the AGL Energy pro forma summary balance sheet as at 30 June 2006.

Figure 1: AGL Energy income statement

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
EBITDA	738	(14)	22	746
EBIT	568	(10)	15	573
Profit after tax	**312**	**(4)**	**13**	**321**
EPS (cents)	**77.6**	**(1.0)**	**3.2**	**79.8**

Note:

1 Refer Figure 2.13 in Section 2.6 of the Booklet (page 71).

Figure 2: AGL Shareholder dividend forecast

Year ending 30 June 2007 cents per AGL share	Previous forecast [1]	Revised forecast
AGL	25.5	25.5
AGL Energy	34.2	35.4
New Alinta [2]	20.3	19.1
Total	**80.0**	**80.0**

Notes:

1. Refer to page 25 in Part 1 of the Booklet.
2. The dividends following implementation of the Recommended Proposal assume a Transaction Implementation Date of 25 October 2006 and are calculated based on AGL Energy and New Alinta forecasts contained in the Booklet and this Supplementary Booklet.

Figure 3: AGL Energy pro forma revised balance sheet summary

As at ended 30 June 2006 ($m)	Previous pro forma [1]	[illegible]	Revised pro forma
Funds employed	4,496	152	4,648
Net debt	(1,281)	-	(1,281)
Net assets	**3,215**	**152**	**3,367**

Note:

1 Refer Figure 2.6 in Section 2.4 of the Booklet (pages 51 and 52).

3.2 Updated review statements

The Independent Reviewer of Directors' Forecasts has confirmed that, based on its review of the supplementary financial information contained in this Supplementary Booklet, nothing has come to its attention which causes it to withdraw or require any change to the statements made by it in the Independent Review of Directors' Forecasts contained in Annexure E to the Booklet.

The Investigating Accountant has reviewed the AGL Energy pro forma revised balance sheet summary at Figure 3 above (**Revised Balance Sheet**) and based on its review, which is not an audit, has confirmed that nothing has come to its attention which causes it to believe that the Revised Balance Sheet does not present fairly the pro forma funds employed, pro forma net debt and pro forma net assets of AGL Energy as at 30 June 2006 in accordance with the recognition and measurement principles described in AIFRS and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by AGL as disclosed in the consolidated financial statements of AGL for the year ended 30 June 2006.

3.3 Management and statutory reporting forecast reconciliation

The financial forecasts presented in the Booklet reflect AGL Energy's internal management reporting allocations and incorporate a wholesale energy transfer price between Merchant Energy and Retail Energy. AGL has received a number of questions in relation to the reconciliation of the pro forma information for the year ended 30 June 2006 included in Section 2.6 of the Booklet to the published statutory results for that period. In response to these questions Figure 4 sets out a reconciliation of the information in the Booklet against the statutory results for the year ended 30 June 2006 and for the year ending 30 June 2007. This information does not change AGL Energy's total results.

Figure 4: Wholesale energy transfer price impact on EBIT

AGL Energy business unit	Year ended 30 June 2006 Pro forma EBIT $m	Year ending 30 June 2007 Pro forma EBIT $m
Retail Energy		
Pro forma forecast	192	196
Wholesale energy transfer price	71	81
Statutory report	263	277
Merchant Energy		
Pro forma forecast	218	348
Wholesale energy transfer price	(71)	(81)
Statutory report	147	267

4 SUPPLEMENTARY DISCLOSURE IN RELATION TO ALINTA AND NEW ALINTA

4.1 Takeovers Panel and Federal Court Proceedings relating to APT

(a) Takeover Panel proceedings

As noted in Section 3.2(d) of the Booklet (page 83), APT made an application to the Takeovers Panel (**initial Panel**) in relation to the acquisitions of units in APT by Alinta from 16 to 22 August 2006. The APT units the subject of the Takeovers Panel proceedings constitute approximately 10.2% of the issued capital of APT. APT sought a declaration of unacceptable circumstances and certain orders.

On 3 September 2006, the initial Panel made a declaration of unacceptable circumstances in relation to this acquisition.

The initial Panel also made orders on 7 September 2006 to the effect that (among other things):

(i) the APT units so acquired by Alinta be vested in ASIC, for ASIC to appoint an investment bank or licensed seller (**Appointed Seller**) to sell them (by bookbuild or into an unconditional takeover bid) and account to Alinta for the net proceeds of sale; and

(ii) Alinta not acquire any further APT units until completion of the sale or the Panel orders otherwise.

These orders expressly provide that Alinta is not prevented from making a takeover bid for all APT units. On 5 September 2006, following the making of the declaration of unacceptable circumstances, Alinta applied to the Panel (**Review Panel**) for review of the decision. The orders referred to in (i) above were stayed pending this review. On 20 September 2006, the Review Panel revoked the initial Panel's declaration of unacceptable circumstances, and replaced it with its own declaration of unacceptable circumstances. The Review Panel sought submissions from the parties on orders.

If the Review Panel makes orders similar to those of the initial Panel, and the Appointed Seller sells the APT units in accordance with the initial Panel's orders, Alinta may incur a loss on that sale. The amount of any loss is uncertain. If Appointed Seller were to sell units by bookbuild, it is likely that the units would be sold for a price less than current market prices. However, if a person were to make an unconditional takeover bid for APT, the Appointed Seller may choose to sell the units into that unconditional takeover bid.

If the APT units were sold at the closing sale price on ASX on 20 September 2006 of $4.80 Alinta would incur a loss of approximately $3.6 million.

(b) Federal Court proceedings

On 6 September 2006, APT made application to the Federal Court seeking relief including:

(i) a declaration that Alinta's acquisitions of APT units, referred to in Section 4.1(a) above were in contravention of section 606 of the Corporations Act; and

(ii) orders requiring divestment of all such units by Alinta.

Alinta is of the view that the acquisitions did not contravene the Corporations Act, and intends to vigorously defend the claim.

No date has yet been set for a hearing of the matter.

4.2 Proposed New ACCC Undertakings and intentions regarding APT

(a) Australian Pipeline Trust (APT)

As noted in Section 7.9 of the Booklet (page 166), the ACCC announced that it will not oppose the proposed acquisition by Alinta of the AGL Infrastructure Assets, after accepting undertakings from Alinta pursuant to section 87B of the Trade Practices Act. Broadly speaking, among other things, these undertakings oblige Alinta to divest any interest it holds in APT and in the responsible entity of APT, Australian Pipeline Limited (**APL**), after a specified period, if the Recommended Proposal is implemented. The undertakings apply to all of Alinta's interest in APT and any further interest that it may acquire. Furthermore, there are certain ringfencing and hold separate obligations in the undertakings which apply in relation to APT until divestiture of the interest has occurred.

The undertakings are described in more detail in Section 7.9 of the Booklet and are subject to any variation to which the ACCC consents.

Alinta has requested the ACCC to commence a public review of a proposal relating to its acquisition of units in APT. The proposal involves Alinta giving new undertakings which would, in effect, replace the existing undertakings. In broad terms, the draft new undertakings provide that Alinta must divest its interest in APT and APL, unless, before a specified date, APT ceases to have material interests in the MSP, the Parmelia Pipeline and GasNet. The draft new undertakings allow Alinta to nominate certain persons to the Board of APL. Hold separate and ringfencing obligations would apply until either the interests in the MSP, the Parmelia Pipeline and GasNet are divested or the interests in APT and APL are divested.

A copy of the draft proposed new undertakings may be obtained from the ACCC's website (http://www.accc.gov.au) or by calling the Alinta Information Line on 1800 605 793 (within Australia) or +61 3 9415 4313 (outside Australia).

The ACCC is currently conducting a public consultation process in relation to the proposed new undertakings.

(b) Agility-APT (MSP and Parmelia) Contracts

Under the existing undertakings referred to above, Alinta will be required to divest the Agility-APT (MSP and Parmelia) Contracts following completion of the Recommended Proposal unless otherwise notified by the ACCC by a specified date. (The Agility-APT (MSP and Parmelia) Contracts are currently held by Agility, a wholly-owned subsidiary of AGL.) Specifically, the existing undertakings provide that the ACCC may relieve Alinta of its obligation to divest its interest in the Agility-APT (MSP and Parmelia) Contracts.

Similar commitments by Alinta are proposed in the draft new undertakings. The ACCC is currently conducting market inquiries to determine whether the Agility-APT (MSP and Parmelia) Contracts should be divested following implementation of the Recommended Proposal.

(c) Alinta's intentions regarding APT

A range of possibilities in relation to APT remain open to Alinta, including the possibility that Alinta or New Alinta will decide to make a takeover bid for APT. However, Alinta has not decided on any particular course of action at this time.

Alinta has made the requests of the ACCC referred to above with a view to Alinta retaining its existing holding of 10.2% of APT units and any interest the New Alinta Group may acquire if the Recommended Proposal is implemented, subject to the terms of the draft new undertakings, and more broadly to ensure that Alinta and New Alinta have maximum flexibility in relation to their interests in APT if the Recommended Proposal is implemented.

Alinta's ability to retain the 10.2% holding is subject to any orders the Review Panel or Federal Court may make, as mentioned in Sections 4.1(a) and (b).

The estimated earnings impact of Alinta acquiring further APT units was set out in Section 4.5(f) of the Booklet. This sensitivity was not able to take account of the impact of APT acquiring GasNet, under the terms of the takeover bid announced by APT for GasNet on 22 August 2006 (**GasNet Offer**), which has been unanimously recommended by the GasNet directors, nor the impact of the proposed new ACCC undertakings referred to above.

Should Alinta or New Alinta choose to make a takeover bid for APT, the estimated potential impact on New Alinta, under a specific set of acquisition scenarios, is set out below. These have been prepared by the Alinta Directors in order to provide shareholders with an indication of the potential financial impact of such a decision, should such a decision be made.

Assumptions

In forecasting the impact on New Alinta, the Alinta Directors have made the following assumptions:

- The forecast APT results (including GasNet) for the year ending 31 December 2007 have been prepared based on publicly available information and adjusted for estimated seasonality impacts to align to Alinta's year end of 31 December;
- APT acquires all of the stapled securities of GasNet under the terms of the GasNet Offer;
- AGL's existing interest in APT units has been diluted to 26.1% (previously 30%) as a result of AGL not participating in APT's capital raising announced on 31 August 2006;
- The additional APT units would be acquired at an assumed value of $5.00, being the maximum price paid by Alinta for the 10.2% interest acquired by Alinta over the period from 16 August to 22 August 2006. The consideration for the acquisition would either be cash or New Alinta shares of equivalent value;
- The assumed acquisition date of APT is 1 January 2007;
- Interest on the acquisition financing (in a cash bid scenario) is assumed to be at an effective rate of 6.8%; and
- No potential cost savings and/or synergy benefits have been assumed to occur following New Alinta gaining control of APT.

Estimated 31 December 2007 NPAT

The forecast impact on New Alinta's NPAT is shown in Table 1 below. The table illustrates the impact of New Alinta holding an interest of either 55% (**55% Case**) or 100% (**100% Case**) in APT units, ie

where it holds additional interests of 25% or 70% beyond those reflected in NPAT shown in Figure 4.1 of the Booklet.

Table 1 – Forecast impact on New Alinta NPAT for increasing total ownership levels to 55% and 100%

	55% Case NPAT	100% Case NPAT
Scrip Bid by New Alinta	Increase in NPAT of $1 - 6 million (net of outside equity interests (OEI))	Increase in NPAT of $20 – 27 million
Cash Bid by New Alinta	Decrease in NPAT of $10 – 15 million (net of OEI)	Decrease in NPAT of $22 - 29 million

This financial analysis assumes that APT continues to own the MSP, Parmelia Pipeline and GasNet. Preliminary analysis undertaken by Alinta indicates that should APT decide to divest all three of these assets (and assuming there is no gain or loss on disposal) the impact on earnings per share for New Alinta shareholders in the forecast period would be positive.

Estimated 30 June 2006 Balance Sheet Impact

The estimated forecast impact on New Alinta's consolidated net assets is shown in Table 2 below. The table illustrates the consolidated net assets impact of New Alinta acquiring APT units under a 55% Case or a 100% Case, ie where it holds additional interests of 25% or 70% beyond those reflected in the net assets shown in Figure 4.10 of the Booklet.

Table 2 - Forecast impact on Net Assets for increasing total ownership levels to 55% and 100%

	55% Case	100% Case
Scrip Bid by New Alinta	Increase in net assets of $311 million (net of OEI)	Increase in net assets of $1,041 million
Cash Bid by New Alinta	Nil (additional acquired net assets of $470 million (net of OEI) and corresponding additional acquisition borrowings of $470 million)	Nil (additional acquired net assets of $1,200 million and corresponding additional acquisition borrowings of $1,200 million)

Shareholder Composition

The composition of New Alinta shareholders in the event that New Alinta makes a scrip bid for APT under each of the 55% Case and 100% Case, using the same share prices for Alinta, New Alinta and AGL shares which were used to determine the share exchange ratio for the Alinta Scheme and the AGL Scheme, is shown in Table 3 below. The composition of shareholders shown below in the "no scrip bid" case includes the impact of changes arising from Gas Valpo being excluded from the AGL Infrastructure Assets, as described in Section 2.1 of this Supplementary Booklet.

Table 3 – Potential Composition of New Alinta Shareholders

	Alinta Shareholders	AGL Shareholders	APT Unitholders
No scrip bid case	56	44	n/a
55% Case	53	42	5
100% Case	47	37	16

Dividend Impact

The acquisition of additional APT units under either the 55% Case or the 100% Case, using the assumptions above, will not impact the estimated dividends per New Alinta share disclosed in the Booklet.

4.3 Dispute with ACCC regarding the Dampier to Bunbury Gas Pipeline

On 14 September 2006, the ACCC made an application to the Federal Court.

The application relates to undertakings in relation to the acquisition and operation of the Dampier to Bunbury Natural Gas Pipeline (**DBNGP**) which were given by Alinta (and others) to the ACCC on 22 October 2004 pursuant to section 87B of the Trade Practices Act (**DBNGP Undertaking**).

The ACCC has alleged that the secondment of an Alinta employee, and that employee's alleged involvement in commercial negotiations between DBNGP Holdings Pty Ltd (and/or, other companies) and shippers on the DBNGP, is in breach of the DBNGP Undertaking.

The ACCC has, among other things, sought:

(i) declarations in relation to the alleged conduct;

(ii) an order directing Alinta to comply with the DBNGP Undertaking;

(iii) an order for Alinta to terminate the employee's secondment;

(iv) an order for payment to the Commonwealth in relation to any financial benefit it has obtained and that is reasonably attributable to the alleged breach; and

(v) such orders as the Federal Court considers appropriate for the compensation of any other person who suffered loss or damage as a result of the alleged breach of the DBNGP Undertaking.

Alinta is considering the allegations made by the ACCC.

The DBNGP Undertaking allows staff of AAM (a wholly owned subsidiary of Alinta) to be involved in commercial negotiations between DBNGP Holdings Pty Ltd (and/or DBNGP (WA) Transmission Pty Ltd) and shippers on the DBNGP. Alinta staff (other than AAM staff) generally cannot be involved in such negotiations.

Alinta believes that it did not obtain a commercial gain, nor that there has been any anti-competitive effect, as a result of the matters the subject of the ACCC's allegations.

4.4 Dispute with ESC

In Section 3.2(a)(i) of the Booklet (page 78), it is noted that Alinta is in dispute with the ESC. Proceedings have been commenced by Alinta Asset Management Pty Ltd (**AAM**) in the Supreme Court of Victoria regarding whether or not AAM is required to be licensed under section 22 of the *Gas Industry Act 2001* (Vic) and whether AAM is required to comply with the Gas Code arising out of the services provided by it in connection with the Multinet gas distribution network. The matter is at a preliminary stage and has not been set a hearing date.

4.5 Options granted by Alinta

Section 6.2(b)(iv)(B) of the Booklet (page 146) refers to certain option deeds entered into by members of the Alinta Group in respect of a total of 12 million AGL Shares (**Option Shares**). All the option holders have exercised their rights to call for the Option Shares and, accordingly, the Option Shares have been sold and transferred to the option holders.

4.6 Growth Opportunities

Section 3.4(b) of the Booklet (page 88) states that a key element of Alinta's strategy is the pursuit of new growth opportunities. At any one time, Alinta will typically have several transactions at various stages of consideration which may or may not come to fruition. Alinta is currently participating in the

competitive bid process being conducted by the Queensland Government in relation to the Allgas distribution network business in South East Queensland and Northern New South Wales. Bids must be lodged before the date of the Scheme Meetings.

In addition, Alinta is participating, or considering participating, in bid processes for other assets where final bids are not due in until after the expected Effective Date for the AGL Scheme (11 October 2006). Alinta has not yet made a decision whether to submit a final bid in respect of any of these other possible acquisitions. If Alinta does lodge a bid in respect of future acquisitions (ie after the Effective Date for the AGL Scheme), there is no certainty that it will be successful having regard to the competitive nature of these processes.

An area which Alinta has previously investigated, and which remains of significant ongoing interest, is water infrastructure assets in the United Kingdom.

As stated in the Booklet (page 89), any further acquisitions will be funded by the assumption of additional debt and, for substantial transactions, an issue of securities. Any issue of securities is likely to be made by way of placement, pro rata rights issue to existing shareholders, or by a combination of the two. If the Recommended Proposal is approved and takes effect, any issue of securities to fund these possible acquisitions will necessarily occur at the New Alinta level.

5 INDEPENDENT EXPERT

Grant Samuel, the Independent Expert, has reviewed the additional information in this Supplementary Booklet and confirmed that its opinion, namely that the Recommended Proposal is in the best interests of AGL Shareholders, has not changed. A letter from Grant Samuel in this regard is attached as Schedule 2.

6 ADDITIONAL INFORMATION

6.1 Preparation of, and responsibility for, this Supplementary Booklet

Except as outlined below, this Supplementary Booklet has been prepared by AGL and the AGL Board as at the date of this Supplementary Booklet and AGL and those directors are responsible for this Supplementary Booklet.

The last sentence of the second and third final paragraphs in Section 2.2, the statements and information in Section 4 and the information relating to New Alinta in the column entitled "Previous forecast" in Figure 2 in Section 3 are Alinta Information which means that they have been prepared by Alinta and provided to AGL for inclusion in this Supplementary Booklet to enable the Booklet and this Supplementary Booklet to comply with all legal requirements under the Corporations Act, the Corporations Regulations and ASIC Policy Statements 60 and 142.

Alinta is responsible for the Alinta Information and no member of the AGL Group (including for the avoidance of doubt, AGL Energy and its Subsidiaries) has verified the Alinta Information and accordingly disclaims responsibility and liability for the Alinta Information.

6.2 Voting

As stated in the Booklet, AGL Shareholders can vote by:

- attending the AGL Scheme Meeting and voting in person or by attorney or, in the case of corporate shareholders, by corporate representative; or
- by appointing a proxy to attend the AGL Scheme Meeting and vote on their behalf.

Further details in relation to appointing a proxy are included in the Notice of AGL Scheme Meeting in part 1 of Schedule 4 to this Supplementary Booklet.

If you have already returned a proxy form to the AGL Share Registry in relation to the AGL Scheme Meeting that proxy will remain valid unless you revoke that proxy. You can revoke a proxy either by sending a letter to that effect to the AGL Share Registry or returning a new proxy form to the AGL Share Registry, in each case by no later than 11.00am on 4 October 2006.

The proxy form appoints the proxy holder to represent the AGL Shareholder generally, as well as to vote on the resolutions. If the grantor of a proxy has already instructed an AGL Director to vote as proxy in favour of the original AGL Scheme, the proxy intends to exercise the authority to represent the AGL Shareholder generally to vote in favour of both the resolution to amend the AGL Scheme and the resolution to approve the AGL Scheme as amended.

Even if you have returned a proxy form in relation to the AGL Meetings and do not want to change your instructions, the AGL Directors encourage AGL Shareholders to lodge a new proxy for the AGL Scheme Meeting giving specific instructions for both resolutions to be considered at the meeting. A new proxy form including reference to both the resolutions which will now be proposed to the AGL Scheme Meeting is included with this Supplementary Booklet.

If you have any questions about the voting process please call the AGL Shareholder Information Line on 1800 824 522 (within Australia only) or +612 8280 7012 (international) between 8.30am and 5.30pm (Sydney time Monday to Friday).

6.3 Consent

(a) Consent to be named and to the inclusion of information

The following parties have given and have not, before the time of registration of this Supplementary Booklet by ASIC, withdrawn their written consent to the inclusion of the following information in this Supplementary Booklet in the form and context in which it is included and to all references in this Supplementary Booklet to that information in the form and context in which they appear:

- Grant Samuel – to be named as the Independent Expert and to the inclusion of the letter in Schedule 2 and other statements in this Supplementary Booklet said to be based on statements made by Grant Samuel;
- Greenwoods & Freehills Pty Limited - to be named as tax advisor and to the inclusion of the letter contained in Schedule 1 and other statements in this Supplementary Booklet said to be based on statements made in that letter or the taxation report contained in Section 8 of the Booklet;
- Alinta – as to the inclusion in this Supplementary Booklet of the additional Alinta Information contained in the Supplementary Booklet and the statements in Section 6.1 of this Supplementary Booklet;
- Deloitte Corporate Finance – to be named as the Independent Reviewer of Directors' Forecasts and to the inclusion of statements in this Supplementary Booklet said to be based on statements made by Deloitte Corporate Finance; and
- Deloitte Touche Tohmatsu – to be named as the Investigating Accountant and to the inclusion of statements in this Supplementary Booklet said to be based on statements made by Deloitte Touche Tohmatsu.

(b) Disclaimers of responsibility

Each person named in Section 6.3(a):

- has not authorised or caused the issue of this Supplementary Booklet;

- does not make, or purport to make, any statement in this Supplementary Booklet or any statement on which a statement in this Supplementary Booklet is based other than a statement included in this Supplementary Booklet with the consent of that person; and
- to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any part of this Supplementary Booklet, other than a reference to its name and any statement or report which has been included in this Supplementary Booklet with the consent of that person.

6.4 Purpose of this Supplementary Booklet

The purpose of this Supplementary Booklet is to provide information to AGL Shareholders, in accordance with Part 5.1 of the Corporations Act, about significant new matters that have arisen or changed since the Booklet was lodged for registration by ASIC on 29 August 2006. This Supplementary Booklet supplements the Booklet and, together with the Booklet, is the explanatory statement required by Part 5.1 of the Corporations Act in relation to the AGL Scheme.

This Supplementary Booklet is issued by The Australian Gas Light Company ACN 052 167 405.

6.5 Role of ASIC and ASX

A copy of this Supplementary Booklet has been examined and registered by ASIC for the purposes of section 412(6) of the Corporations Act. A copy of this Supplementary Booklet has been lodged with ASX. Neither ASIC, ASX nor any of their officers take any responsibility for the contents of this document.

6.6 Investment decisions

This Supplementary Booklet does not take into account the investment objectives, financial situation or particular needs of any AGL Shareholder or any other person. This Supplementary Booklet should not be relied upon as the sole basis of any investment decision in relation to AGL Shares, AGL Energy Shares, New Alinta Shares, Converting Shares or any other securities, and independent financial and taxation advice should be sought before making any such investment decision.

6.7 Defined terms

Unless otherwise provided, any capitalised terms used in this Supplementary Booklet have the meaning given to them in the Booklet.

6.8 Date

This Supplementary Booklet is dated 21 September 2006.

Schedule 1

Greenwoods & Freehills Pty Limited Letter

Greenwoods
& Freehills

20 September 2006

Doc no Greenwoods\003744734

The Directors
The Australian Gas Light Company
72 Christie Street
ST LEONARDS NSW 2065

Dear Directors

Scheme of Arrangement
Supplementary Scheme Booklet

The Australian Gas Light Company ("**AGL**") has asked us to set out our views on the implications of the Australian Taxation Office ("**ATO**") not issuing the requested Class Ruling for AGL Shareholders in respect of the AGL Scheme prior to the scheme being implemented.

Capitalised terms not defined in this letter have the meaning given to them in the Booklet.

1 Background

One of the conditions which must be satisfied before the AGL Scheme can be implemented is that a class ruling be published by the ATO confirming the Australian tax treatment of AGL Shareholders.

This week, the ATO advised AGL that it will not publish the class ruling requested for the AGL Shareholders until after the AGL Scheme is implemented. Although some matters are yet to be resolved, AGL expects that the ATO will issue a favourable draft class ruling prior to the AGL Scheme Meeting.

AGL has asked the ATO to undertake, in the event that the draft class ruling is favourable, to issue no later than one month after the Implementation Date a class ruling which does not differ materially from the draft class ruling.

2 Our view

In our view:

- The ATO does appear to have developed a practice, in relation to buy-back transactions, of not issuing a finalised class ruling before the transaction has been implemented. It appears that the practice has developed in order that all relevant details (ie, dates and amounts) can be recorded in the finalised class ruling. Although the conversion of the New Alinta Convertible Shares should involve no dividend component (thus is akin to

a capital reduction), the conversion is effected by a buy-back and falls within the scope of the ATO practice.

- A number of recent significant buy-backs undertaken by public companies (eg, Coles Myer Limited, BHP Billiton Limited and St George Limited) have been implemented before a finalised class ruling was issued. That is, these buy-backs proceeded on the basis of a draft class ruling.
- Although a draft ruling is not binding on the ATO, we are not aware of any cases where the analysis and conclusions contained in a finalised class ruling differ materially from those in the draft class ruling issued in respect of the relevant transaction.

Accordingly, if the ATO provides the requested undertaking, then in our view the risk of the ATO not issuing a class ruling for the benefit of AGL shareholders which confirms the tax treatment described in Section 8 of the AGL Scheme Booklet is low.

3 Alternative scenarios

However if, contrary to our view, the ATO does not ultimately issue a favourable class ruling and the AGL Scheme is implemented, eligible AGL Shareholders will not have the comfort that the tax treatment set out in Section 8 of the AGL Scheme Booklet will apply.

That is, without the requested class ruling, the ATO would not be legally bound to assess AGL Shareholders on the following basis:

- CGT rollover relief is available for eligible AGL Shareholders in relation to the exchange of AGL Shares for New Alinta Ordinary Shares and Converting Shares under the AGL Scheme.

  In the absence of CGT rollover relief, eligible AGL Shareholders who acquired their AGL Shares after 19 September 1985 would make a capital gain to the extent that the market value of the New Alinta Ordinary Shares and Converting Shares they receive exceeds the AGL Shareholder's cost base in their AGL Shares.
- No part of the market value of the AGL Energy Shares received by eligible AGL Shareholders is determined under capital streaming anti-avoidance provisions to be an (assessable) unfranked dividend.
- CGT rollover relief is available for eligible AGL Shareholders on conversion of their Converting Shares into AGL Energy Shares.

  The non-availability of CGT rollover relief would only have material tax consequence for eligible AGL Shareholders if the CGT rollover in relation to the exchange of shares under the AGL Scheme were available. In that case, eligible AGL Shareholders who choose for CGT rollover relief to apply to the exchange of shares would make a taxable capital gain to the extent the market value of the AGL Energy Shares they receive exceeds their cost base for the Converting Shares they receive under the AGL Scheme (ie, the proportion of the cost base of their AGL Shares that can reasonably be attributed to the Converting Shares).

*   *   *   *   *

Yours sincerely

GREENWOODS & FREEHILLS PTY LIMITED

per: 

Schedule 2

Grant Samuel letter

GRANT SAMUEL



GRANT SAMUEL & ASSOCIATES

LEVEL 19 GOVERNOR MACQUARIE TOWER
1 FARRER PLACE SYDNEY NSW 2000
GPO BOX 4301 SYDNEY NSW 2004
T: +61 2 9324 4211 / F: +61 2 9324 4301
www.grantsamuel.com.au

21 September 2006

The Directors
The Australian Gas Light Company
AGL Centre
72 Christie Street
St Leonards NSW 2065

Dear Directors

Proposed Transaction

We refer to the AGL Supplementary Scheme Booklet dated 21 September 2006 setting out information on matters which have arisen or changed since the release of the AGL Scheme Booklet dated 29 August 2006. Specifically, the additional information (using terms as defined in Grant Samuel's independent expert's report dated 28 August 2006) encompasses the following matters:

AGL and New AGL

- removal of GasValpo from AGL Infrastructure and consequential adjustment to net merger value;
- status of the ATO class ruling condition;
- proposed additional New AGL directors;
- interruption to PNG oil production; and
- supplementary financial information in relation to New AGL being updated financial information on New AGL (reflecting PNG oil production interruption and revised treatment for GasValpo) and management and statutory reporting forecast reconciliation.

Alinta and New Alinta

- Alinta's intentions regarding APT;
- proposed new ACCC undertakings in relation to APT and the Agility contracts for MSP and PGP;
- Takeovers Panel and Federal Court proceedings relating to APT;
- the exercise of call options granted by Alinta over 12 million shares in AGL;
- update in relation to growth opportunities;
- dispute with ACCC in relation to the Dampier Bunbury Natural Gas Pipeline; and
- dispute with Essential Services Commission in relation to licensing of Alinta Asset Management.

Grant Samuel has considered this additional information and the implications for AGL shareholders in so far as it has an impact on or consequences for the Proposed Transaction. On the basis of material provided by AGL and Alinta, Grant Samuel confirms that the additional information set out in the AGL Supplementary Scheme Booklet would have no impact on its opinion in relation to the Proposed Transaction. Grant Samuel remains of the view that the Proposed Transaction is in the best interests of AGL shareholders.

Yours faithfully
GRANT SAMUEL & ASSOCIATES PTY LIMITED

Grant Samuel & Associates

GRANT SAMUEL & ASSOCIATES PTY LIMITED
ABN 28 050 036 372 AFS LICENCE NO 240985

Schedule 3

Proposed amended AGL Scheme of Arrangement

SCHEME OF ARRANGEMENT MADE UNDER SECTION 411 OF THE CORPORATIONS ACT 2001 (CTH)

Date:

Parties

1 **The Australian Gas Light Company ACN 052 167 405** of 72 Christie Street, St Leonards, NSW, 2065 (**AGL**)

2 **The holders of fully paid ordinary shares issued in the capital of The Australian Gas Light Company**

Recitals

A AGL is a public company incorporated in the State of New South Wales. It is admitted to the official list of ASX and AGL Shares are quoted on the stock market conducted by ASX.

B AGL has 455,910,464 AGL Shares on issue.

C Alinta Group holds the Excluded AGL Shares and will continue to hold those shares as at the Effective Date.

D AGL Energy is a company incorporated in the State of New South Wales. It is a wholly owned subsidiary of AGL.

E New Alinta Co and New Alinta Co Sub, a wholly owned subsidiary of New Alinta Co, are companies incorporated in the State of Victoria.

F AGL, AGL Energy, Alinta and New Alinta Co have entered into the Merger Implementation Agreement and the Transaction Implementation Deed pursuant to which, among other things, AGL has agreed to propose and subject to the satisfaction of certain conditions implement this Scheme and Alinta has agreed to propose and subject to the satisfaction of certain conditions implement the Alinta Scheme. New Alinta Co Sub is a party to the Transaction Implementation Deed.

G If this Scheme becomes effective, then:

(a) the Scheme Shares will be transferred to New Alinta Co Sub;

(b) New Alinta Co will provide the Scheme Consideration to the Scheme Participants;

(c) New Alinta Co will undertake the Buy Back of all New Alinta Co Converting Shares; and

(d) AGL Energy will allot and issue AGL Energy Shares to the Scheme Participants (or to the Nominee in respect of Scheme Participants who are Ineligible Overseas AGL Shareholders) by way of consideration for the Buy Back of the New Alinta Co Converting Shares,

each step to be taken in accordance with the provisions of this Scheme.

H AGL Energy has entered into the AGL Energy Deed Poll for the purpose of covenanting in favour of the Scheme Participants to perform its obligations under this Scheme, the Merger Implementation Agreement, the Buy Back Agreement and the Transaction Implementation Deed.

I New Alinta Co has entered into the New Alinta Co Deed Poll for the purpose of covenanting in favour of the Scheme Participants and the Alinta Scheme Participants to perform its obligations under this Scheme and the Alinta Scheme (as the case may be), the Merger Implementation Agreement, the Buy Back Agreement and the Transaction Implementation Deed.

J AGL has procured or proposes to procure that the Nominee covenants in favour of Scheme Participants and Alinta Scheme Participants to perform its obligations under this Scheme and the Alinta Scheme in accordance with the Nominee Deed Poll.

The parties agree

1. Definitions and interpretation

1.1 Definitions

In this Scheme, unless the contrary intention appears or the context requires otherwise:

AGL Board means the board of directors of AGL from time to time.

AGL Constitution means the constitution of AGL.

AGL Directors means the directors of AGL as at the date of the Booklet.

AGL Energy means AGL Energy Limited ACN 115 061 375.

AGL Energy Deed Poll means the deed poll dated 28 August 2006 executed by AGL Energy in favour of the Scheme Participants (subject to any amendments permitted by its terms).

AGL Energy Share means a fully paid ordinary share in the capital of AGL Energy.

AGL Share means a fully paid ordinary share in the capital of AGL.

AGL Share Register means the register of AGL Shareholders maintained under section 169 of the Corporations Act.

AGL Shareholder means a person who is registered in the AGL Share Register as the holder of AGL Shares.

Alinta means Alinta Limited ACN 087 857 001.

Alinta Group means Alinta and its Subsidiaries.

Alinta Scheme means the scheme of arrangement between Alinta and its shareholders made under section 411 of the Corporations Act 2001 (Cth) dated on or about the date of this Scheme, subject to any alterations or conditions made or required by the Court pursuant to section 411 of the Corporations Act.

Alinta Scheme Consideration means "Scheme Consideration", as that term is defined in the Alinta Scheme.

Alinta Scheme Participant means "Scheme Participant", as that term is defined in the Alinta Scheme.

Alinta Scheme Shares means "Scheme Shares", as that term is defined in the Alinta Scheme.

Alinta Share Register means the register of Alinta shareholders maintained under section 169 of the Corporations Act.

APT means Australian Pipeline Trust ARSN 091 678 778.

ASIC means the Australian Securities & Investments Commission.

ASX means the Australian Stock Exchange Limited ABN 98 008 624 691.

Booklet means the booklet dated 29 August 2006 approved by the Court under section 411(1) of the Corporations Act for distribution to AGL Shareholders explaining the Scheme and containing, among other things, the explanatory statement as required by Part 5.1 of the Corporations Act in relation to the Scheme.

Business Day means a business day as defined in the Listing Rules.

Buy Back means the buy back, in accordance with clause 3.2, of all the New Alinta Co Converting Shares in consideration for the issue of AGL Energy Shares.

Buy Back Agreement means the agreement of that name between New Alinta Co, AGL Energy and the holders of New Alinta Co Converting Shares to be entered into under and in accordance with the constitution of New Alinta Co.

Buy Back Participant means the New Alinta Co Converting Shareholders on the Buy Back Record Date.

Buy Back Record Date means the time on the Implementation Date immediately after the New Alinta Co Converting Share Register has been updated under clause 3.6(b) to record the information about the holders of those shares following the issue of the New Alinta Co Converting Shares in accordance with this Scheme.

CHESS means the Clearing House Electronic Subregister System.

Corporations Act means the Corporations Act 2001 (Cth) and the regulations made under that Act.

Court means the Federal Court of Australia.

Effective Date means the date on which the office copy of the Court order approving the Scheme under section 411(4)(b) of the Corporations Act is lodged with ASIC pursuant to section 411(10) of the Corporations Act, or if an earlier date is specified in the Court order for the coming into effect of the Scheme, that earlier date.

Excluded AGL Shares means 78,904,997 AGL Shares out of the 90,904,997 AGL Shares which, at 22 June 2006, were registered in the name of, and beneficially owned by Alinta Group Holdings Pty Limited ABN 34 117 660 081 (formerly called Zeboh Pty Limited).

GST has the same meaning as GST in the GST Act.

GST Act means A New Tax System (Goods & Services Tax) Act 1999 (Cth).

Implementation Date means 10 Business Days after the Effective Date and the effective date of the Alinta Scheme (which will be the same day) or such other date as agreed by AGL and Alinta.

Ineligible Overseas AGL Shareholder means a Scheme Participant whose Registered Address is in any jurisdiction other than:

(a) Australia and its external territories;

(b) New Zealand;

(c) the United States of America;

(d) Hong Kong;

(e) Japan;

(f) Singapore; or

(g) the United Kingdom;

(**Overseas AGL Shareholder**), other than an Overseas AGL Shareholder in respect of whom New Alinta Co and AGL Energy are satisfied that the laws of the Overseas AGL Shareholder's country of residence (as shown in the AGL Share Register) would permit the issue of the Scheme Consideration and AGL Energy Shares to the Overseas AGL Shareholder, either unconditionally or after compliance with conditions which New Alinta Co and AGL Energy in their sole discretion regard as acceptable and not unduly onerous.

Listing Rules means the listing rules of ASX from time to time as modified by any express written waiver or exemption given by ASX.

Merger Implementation Agreement means the agreement dated 22 June 2006 between AGL, AGL Energy, Alinta and New Alinta Co to carry into effect the Scheme.

Net Merger Value means $2,348 million plus the amount of the distribution declared on 30 May 2006 of 6 cents per APT unit reinvested by AGL in accordance with APT's distribution reinvestment plan and the amount of any further distribution declared by APT and reinvested by AGL in the same manner prior to the Implementation Date.

New Alinta Co means Alinta Mergeco Limited ACN 119 985 590.

New Alinta Co Converting Share means a fully paid converting share in the capital of New Alinta Co.

New Alinta Co Converting Share Register means the register of New Alinta Co Converting Shareholders maintained under section 169 of the Corporations Act.

New Alinta Co Converting Shareholder means a person who is registered in the New Alinta Co Converting Share Register as the holder of New Alinta Co Converting Shares.

New Alinta Co Deed Poll means the deed poll dated 28 August 2006 executed by New Alinta Co in favour of the Scheme Participants and Alinta Scheme Participants (subject to any amendments permitted by its terms).

New Alinta Co Ordinary Share means a fully paid ordinary share in the capital of New Alinta Co.

New Alinta Co Ordinary Share Register means the register of the holders of New Alinta Co Ordinary Shares maintained under section 169 of the Corporations Act.

New Alinta Co Sub means Numar Pty Limited ACN 118 926 131.

Nominee has the meaning given to that term in clause 3.5(b).

Nominee Deed Poll means the deed poll which AGL has procured or proposes to procure the Nominee to enter into in favour of Scheme Participants and Alinta Scheme Participants (subject to any amendments permitted by its terms).

Official List means the official list of the ASX.

Record Date means 7:00pm on the fifth Business Day after the Effective Date, or such other date as may be agreed by AGL and Alinta.

Registered Address means, in relation to a Scheme Participant, the address of that Scheme Participant shown in the AGL Share Register on the Record Date.

Scheme means the scheme of arrangement between AGL and AGL Shareholders as set out in this document, subject to any alterations or conditions made or required by the Court pursuant to section 411 of the Corporations Act.

Scheme Consideration means, in respect of each AGL Share:

(a) the fraction of a New Alinta Co Ordinary Share given by the Net Merger Value divided by $10.80 divided by the number of Scheme Shares on issue at the Record Date; and

(b) one New Alinta Co Converting Share,

each to be allotted and issued subject to, and as provided for by, this Scheme.

Scheme Meetings means the meetings of AGL Shareholders ordered by the Court to be convened under section 411(1) of the Corporations Act to consider the Scheme being:

(a) a meeting of the holders of AGL Shares other than the holders of the Excluded AGL Shares; and

(b) a meeting of the holders of the Excluded AGL Shares.

Scheme Participant means a person registered on the AGL Share Register at the Record Date as the holder of a Scheme Share after registration of all transfer and transmission applications as provided for in clause 4.

Scheme Share means all AGL Shares on issue at the Record Date other than the Excluded AGL Shares.

Second Court Date means the date on which the application made to the Court for an order for the purposes of section 411(4)(b) of the Corporations Act approving this Scheme is first heard.

Subsidiary of an entity means another entity which is a subsidiary of the first within the meaning of Part 1.2, Division 6 of the Corporations Act or is a subsidiary or otherwise controlled by the first within the meaning of any approved accounting standard.

Transaction Implementation Deed means the deed dated 22 June 2006 between AGL, Alinta, New Alinta Co, AGL Energy and New Alinta Co Sub.

1.2 Interpretation

In this Scheme, unless the contrary intention appears or the context requires otherwise:

(a) words and phrases (other than those defined in clause 1.1) have the same meaning (if any) given to them in the Corporations Act;

(b) the singular includes the plural and vice versa;

(c) each gender includes the other gender;

(d) references to persons includes references to individuals, corporations, other bodies corporate or bodies politic;

(e) references to paragraphs or clauses are to a paragraph or clause of this document;

(f) a reference to a statute, regulation or agreement is to such a statute, regulation or agreement as from time to time amended;

(g) a reference to a person includes a reference to a person's executors, administrators, successors, substitutes (including, without limitation, persons taking by novation) and assigns;

(h) if a time period is specified and dates from a given date or the day of an act or event, it is to be calculated exclusive of that day;

(i) a reference to a day is to be interpreted as the period of time commencing at midnight and ending 24 hours later;

(j) a reference to any time is a reference to that time in Sydney, Australia;

(k) a reference to 'dollars' or '$' is to the lawful currency of the Commonwealth of Australia;

(l) a reference to a document is that document as varied, novated, ratified or replaced from time to time;

(m) the interpretation of a substantive provision is not affected by any heading; and

(n) 'includes' in any form is not a word of limitation.

1.3 Business Day

Except where otherwise expressly provided, where the day on which any act, matter or thing is to be done is a day other than a Business Day, that act, matter or thing shall be done on the next Business Day.

2. Conditions

2.1 Conditions precedent to the Scheme

This Scheme is conditional upon the satisfaction of each of the following conditions precedent:

(a) each condition precedent set out in clause 3.1 of the Merger Implementation Agreement, other than the condition precedent set out in clause 3.1(a), is satisfied or, subject to the terms of the Merger Implementation Agreement, waived or taken to have been waived;

(b) Alinta Group Holdings Pty Limited ABN 34 117 660 081 (formerly called Zeboh Pty Limited) is registered in the AGL Share Register as the holder of the Excluded AGL Shares on the Second Court Date; and

(c) the Effective Date for this Scheme occurs on the same date as the date on which an office copy of the Court order approving the Alinta Scheme, under section 411(4)(b) of the Corporations Act, is lodged with ASIC pursuant to section 411(10) of the Corporations Act, or if an earlier date is specified in the Court order for the coming into effect of the Alinta Scheme, that earlier date.

2.2 Certificate in relation to conditions

AGL must provide to the Court on the Second Court Date a certificate which is authorised by the AGL Board and signed by at least one AGL Director (or such other evidence as the Court may request) confirming whether or not the conditions precedent set out in clause 3.1 of the Merger Implementation Agreement, other than the condition precedent set out in clause 3.1(a), have been satisfied or, subject to the terms of that agreement, waived or taken to be waived. The certificate constitutes conclusive evidence that such conditions precedent are satisfied, waived or taken to be waived.

2.3 Effective Date

This Scheme takes effect on the Effective Date.

2.4 End Date

This Scheme lapses and has no further force or effect if the Effective Date is not on or before 31 December 2006 (or such later date agreed by AGL and Alinta in writing and, if required, approved by the Court).

3. Scheme

3.1 The Scheme

(a) The Scheme Shares, together with all rights and entitlements attaching to those shares as at the Implementation Date, will, without the need for any further act by any Scheme Participant (other than acts performed by AGL or its directors as attorney or agent for Scheme Participants under clauses 3.3 and 5.1), be transferred to New Alinta Co Sub on the Implementation Date (but only after the New Alinta Co Ordinary Share Register has been updated to record the issue of the Alinta Scheme Consideration pursuant to clause 3.5(a) of the Alinta Scheme) and the transfer will be deemed to be effective immediately after the time on the Implementation Date that the New Alinta Co Ordinary Share Register has been updated to record the issue of the Alinta Scheme Consideration pursuant to clause 3.5(a) of the Alinta Scheme.

(b) Each Scheme Participant shall, subject to the terms of the Scheme, for each Scheme Share held by that Scheme Participant be issued with the fraction of a New Alinta Co Ordinary Share given by the Net Merger Value divided by $10.80 divided by the number of Scheme Shares on issue at the Record Date.

(c) Each Scheme Participant shall, subject to the terms of the Scheme, be issued with one New Alinta Co Converting Share for each Scheme Share held by that Scheme Participant.

(d) New Alinta Co will not issue fractional New Alinta Co Ordinary Shares under the Scheme. If a Scheme Participant becomes entitled to a fraction of a New Alinta Co Ordinary Share then the number of New Alinta Co Ordinary Shares to be issued to that Scheme Participant will, subject to paragraph (e), be rounded up or down to

the nearest whole number of New Alinta Co Ordinary Shares, with fractions of 0.5 rounded up to the nearest whole number of New Alinta Co Ordinary Shares.

(e) If either AGL or Alinta reasonably believes that an AGL Shareholder has manipulated its holding of AGL Shares to take advantage of the rounding up (for example by splitting one holding of AGL Shares into a number of holdings of AGL Shares) then all fractional entitlements of that AGL Shareholder will be aggregated and rounded down, in all cases, to the nearest whole number of New Alinta Co Ordinary Shares.

3.2 Buy Back of New Alinta Co Converting Shares

(a) On the Implementation Date, after AGL has registered New Alinta Co Sub as the holder of the Scheme Shares in the AGL Register under clause 3.6(c), New Alinta Co will Buy Back all the New Alinta Co Converting Shares that are held by the New Alinta Co Converting Shareholders on the Buy Back Record Date.

(b) AGL Energy must issue to each Buy Back Participant one AGL Energy Share for each New Alinta Co Converting Share that is bought back from a Buy Back Participant under the Buy Back.

3.3 Transfer of Scheme Shares

For the purpose of transferring the Scheme Shares to New Alinta Co Sub in accordance with clause 3.1(a), each Scheme Participant irrevocably appoints AGL and each AGL Director severally as its true and lawful attorney, with effect from the Effective Date with power:

(a) in the case of Scheme Shares in a CHESS Holding:

(i) to cause a message to be transmitted to ASTC in accordance with ASTC Settlement Rules so as to transfer to New Alinta Co Sub the Scheme Shares held by the Scheme Participant from the CHESS sub-register of AGL to the issuer sponsored sub-register operated by AGL notwithstanding that, at the time of such transfer, the Scheme Consideration which is due under this Scheme has not been provided to the Scheme Participants; or

(ii) to complete and sign on behalf of Scheme Participants any required form of transfer to New Alinta Co Sub of such shares (which may be a master transfer of all Scheme Shares);

(b) in the case of Scheme Shares that are registered in the issuer sponsored sub-register operated by the AGL Share Registry, to complete and sign on behalf of Scheme Participants any required form for the transfer to New Alinta Co Sub of such shares (which may be a master transfer of all Scheme Shares); and

(c) in the case of all Scheme Shares, to exercise all powers and rights which the Scheme Participant could lawfully exercise as the registered holder of the Scheme Shares including without limitation attending and voting at any meeting of AGL (which meeting the Scheme Participant undertakes not to otherwise attend or vote at in person or by proxy or other representative), requisitioning any meeting of AGL and doing all things incidental and ancillary to any of the foregoing and it is acknowledged and agreed that in exercising such powers the attorney may act in the interests of New Alinta Co Sub as the intended registered holder of those shares.

3.4 Issue of Scheme Consideration

New Alinta Co must allot and issue the Scheme Consideration to the Scheme Participants in accordance with, but subject to the terms of, this Scheme on the Implementation Date.

3.5 Ineligible Overseas AGL Shareholders

(a) The right to receive Scheme Consideration in accordance with clause 3.1 will not be available to an Ineligible Overseas AGL Shareholder.

(b) The Scheme Consideration that would, but for clause 3.5(a), have been issued to an Ineligible Overseas AGL Shareholder will instead be issued to a person nominated by AGL and Alinta (**Nominee**) and the following provisions of this clause 3.5 shall apply.

(c) Where the Nominee is issued with New Alinta Co Ordinary Shares under paragraph (b), AGL shall cause the Nominee:

(i) as soon as reasonably practicable, but in any event within 20 Business Days after the Implementation Date, to offer all such New Alinta Co Ordinary Shares for sale on ASX in such manner, at such price or prices and on such other terms as the Nominee determines in good faith (and at the risk of the Ineligible Overseas AGL Shareholder). For the avoidance of doubt, such a sale may be made during the period when the New Alinta Co Ordinary Shares are being quoted for trading on ASX on a deferred settlement basis; and

(ii) within 5 Business Days after the receipt by the Nominee of the whole of the proceeds of sale of all such New Alinta Co Ordinary Shares, to remit the proceeds of such sale of all such New Alinta Co Ordinary Shares (after deduction of any fees and taxes or other charges or costs of sale) to AGL.

(d) Within 5 Business Days after the receipt by AGL of the remittance under clause 3.5(c)(ii), AGL must do all things required to ensure the payment by cheque in Australian dollars to each Ineligible Overseas AGL Shareholder of that proportion of the net proceeds of sale (after deduction of any fees and taxes or other charges or costs of sale) of all such New Alinta Co Ordinary Shares as is equal to the proportion that the number of New Alinta Co Ordinary Shares issued to the Nominee under clause 3.5(b) in respect of that Ineligible Overseas AGL Shareholder bears to the total number of New Alinta Co Ordinary Shares issued to the Nominee under clause 3.5(b) in respect of all such Ineligible Overseas AGL Shareholders.

(e) Where AGL Energy Shares are issued to the Nominee by way of consideration for the Buy Back of New Alinta Co Converting Shares that are issued to the Nominee under clause 3.5(b), AGL shall cause the Nominee:

(i) as soon as reasonably practicable, but in any event within 20 Business Days after the Implementation Date, to offer all such shares for sale on ASX in such manner, at such price or prices and on such other terms as the Nominee determines in good faith (and at the risk of the Ineligible Overseas AGL Shareholder). For the avoidance of doubt such a sale may be made during the period when the AGL Energy Shares are being quoted for trading on a deferred settlement basis; and

(ii) within 5 Business Days after the receipt by the Nominee of the whole of the proceeds of sale of all such AGL Energy Shares, to remit the proceeds of

such sale of all such AGL Energy Shares (after deduction of any fees and taxes or other charges or costs of sale) to AGL.

(f) Within 5 Business Days after the receipt by AGL of the remittance under clause 3.5(e)(ii), AGL must do all things required to ensure the payment by cheque in Australian dollars to each Ineligible Overseas AGL Shareholder of that proportion of the net proceeds of sale (after deduction of any fees and taxes or other charges or costs of sale) of all such AGL Energy Shares as is equal to the proportion that the number of the New Alinta Co Converting Shares issued to the Nominee under clause 3.5(b) in respect of that Ineligible Overseas AGL Shareholder bears to the total number of New Alinta Co Converting Shares issued to the Nominee under clause 3.5(b) in respect of all such Ineligible Overseas AGL Shareholders.

(g) Each Ineligible Overseas AGL Shareholder appoints AGL as its agent to receive on its behalf any financial services guide or other notices which may be given by the Nominee to Ineligible Overseas AGL Shareholders.

3.6 Registration and Holding Statements

(a) New Alinta Co must register, or cause to be registered, the Scheme Participants (other than the Ineligible Overseas AGL Shareholders) and the Nominee (in respect of the Ineligible Overseas AGL Shareholders), as the holders of the New Alinta Co Ordinary Shares to which they become entitled under this Scheme on either an uncertificated issuer sponsored sub-register of New Alinta Co Ordinary Shares operated by New Alinta Co or on an uncertificated CHESS sub-register of New Alinta Co Ordinary Shares operated by New Alinta Co, as determined by New Alinta Co in its absolute discretion, such registration to occur on the Implementation Date, immediately after the transfer of the Scheme Shares to New Alinta Co Sub takes effect under clause 3.1(a).

(b) New Alinta Co must register, or cause to be registered, the Scheme Participants (other than the Ineligible Overseas AGL Shareholders) and the Nominee (in respect of the Ineligible Overseas AGL Shareholders), as the holders of the New Alinta Co Converting Shares, to which they become entitled under this Scheme on the New Alinta Co Converting Share Register such registration to occur on the Implementation Date, immediately after the transfer of the Scheme Shares to New Alinta Co Sub takes effect under clause 3.1(a).

(c) On the Implementation Date, immediately after Alinta has in accordance with clause 3.5(b) of the Alinta Scheme registered New Alinta Co Sub as the holder of the Alinta Scheme Shares in the Alinta Share Register, New Alinta Co Sub must (as transferee) execute the share transfer forms (or master share transfer form) referred to in clauses 3.3(a) and 3.3(b) and must deliver that executed form or those executed forms to AGL for registration, and AGL must then immediately register New Alinta Co Sub as the holder of the Scheme Shares in the AGL Share Register.

(d) AGL Energy must register, or cause to be registered, the Buy Back Participants as the holders of the AGL Energy Shares to which they become entitled under the Buy Back on either an uncertificated issuer sponsored sub-register of AGL Energy Shares operated by AGL Energy or on an uncertificated CHESS sub-register of AGL Energy Shares operated by AGL Energy, as determined by AGL Energy in its absolute discretion, such registration to occur within 5 Business Days after the Buy Back Record Date.

(e) On, or as soon as practicable after, the Implementation Date, New Alinta Co must forward holding statements or notices confirming the issue and allotment of New Alinta Co Ordinary Shares to the Scheme Participants, including to the Nominee in

respect of the Ineligible Overseas AGL Shareholders, who become entitled to those securities under this Scheme.

(f) No share certificates or holding statements are to be sent to the Scheme Participants, including the Nominee in respect of the Ineligible Overseas AGL Shareholders, for the New Alinta Co Converting Shares that are to be issued to them under the Scheme.

(g) Within 5 Business Days after the Buy Back Record Date, AGL must cause AGL Energy to forward holding statements or notices confirming the issue and allotment of the AGL Energy Shares to the Buy Back Participants who become entitled to those securities under the Buy Back.

(h) Holding statements or notices confirming the issue and allotment of New Alinta Co Ordinary Shares and AGL Energy Shares are to be sent respectively to the Scheme Participants (other than Ineligible Overseas AGL Shareholders) or to the Nominee (in respect of the Ineligible Overseas AGL Shareholders) as the case may be and to the Buy Back Participants by prepaid post to their Registered Address and in the case of Scheme Participants and Buy Back Participants that are joint holders of AGL Shares such holding statements or notices must be forwarded to the holder whose name appears first in the AGL Share Register on the Record Date.

(i) Each Scheme Participant agrees for all purposes to becoming a member of New Alinta Co without the need for further act on its part and each of them agrees to be bound by the Constitution of New Alinta Co.

(j) Each Buy Back Participant agrees for all purposes to becoming a member of AGL Energy without the need for further act on its part and each of them agrees to be bound by the Constitution of AGL Energy.

4. Dealings in AGL Shares

4.1 Dealings in AGL Shares by Scheme Participants

For the purposes of establishing who is a Scheme Participant, dealings in AGL Shares will be recognised by AGL provided that:

(a) in the case of dealings of the type to be effected on CHESS, the transferee is registered as the holder of the relevant AGL Shares on or before the Record Date; or

(b) in all other cases, registrable transfer or transmission applications in respect of those dealings are received at the place where the AGL Share Register is kept on or before the Record Date,

and AGL will not accept for registration or recognise for the purpose of establishing who are Scheme Participants any transfer or transmission application in respect of AGL Shares received after the Record Date.

4.2 AGL Share Register

For the purpose of determining entitlements to participate in this Scheme, AGL must maintain the AGL Share Register in accordance with the provisions of this clause 4 and the AGL Share Register in this form and the terms of this Scheme solely determine the entitlements to the Scheme Consideration.

4.3 Registration of holdings

AGL must register any registrable transfer or transmission applications received in accordance with clause 4.1(b) on or before the Record Date.

4.4 Holding statements no effect from Record Date

From the Record Date, all holding statements for Scheme Shares as at the Record Date will cease to have effect as documents of title, and each entry on the AGL Share Register at the Record Date will cease to have any effect other than as evidence of the entitlements of Scheme Participants to the Scheme Consideration.

4.5 AGL to provide contact information for Scheme Participants

As soon as practicable after the Record Date and in any event at least 3 Business Days before the Implementation Date, AGL will give to New Alinta Co or procure that New Alinta Co be given details of the name, Registered Address and the number of AGL Shares held by each Scheme Participant, as shown in the AGL Share Register at the Record Date, in whatever form New Alinta Co reasonably requires.

4.6 Excluded AGL Shares

Alinta must ensure that Alinta Group Holdings Pty Limited ABN 34 117 660 081 (formerly called Zeboh Pty Limited) is registered in the AGL Share Register as the holder of the Excluded AGL Shares on the Record Date.

5. General provisions

5.1 Appointment of agent and attorney

Each Scheme Participant without the need for any further act on their part, irrevocably appoints AGL and any of its directors as its agent and attorney for the purpose of:

(a) executing any document or doing any other act necessary to give effect to the terms of this Scheme;

(b) enforcing the New Alinta Co Deed Poll against New Alinta Co;

(c) enforcing the AGL Energy Deed Poll against AGL Energy;

(d) enforcing the Nominee Deed Poll against Nominee; and

(e) approving the Buy Back, including voting at any meeting of New Alinta Co convened for that purpose, consenting to that meeting being held on short notice and executing any documents necessary or desirable to give effect to the Buy Back of the New Alinta Co Converting Shares issued to them under the Scheme and undertakes not to otherwise attend or vote in person or by proxy or other representative at such meeting,

and AGL accepts such appointment. AGL, as agent of each Scheme Participant, may sub-delegate its functions under this clause 5.1 to all or any of its directors and secretaries (jointly or severally).

5.2 Enforcement of Deeds Poll

AGL undertakes in favour of each Scheme Participant that it will enforce the New Alinta Co Deed Poll against New Alinta Co, the AGL Energy Deed Poll against AGL Energy and

the Nominee Deed Poll against the Nominee in each case on behalf of and as agent and attorney for the Scheme Participants.

5.3 Free of encumbrances

Each Scheme Participant is deemed to have warranted to New Alinta Co Sub and New Alinta Co that all their Scheme Shares (including any rights attaching to those shares) that are transferred to New Alinta Co Sub under this Scheme are, at the date of transfer, fully paid and free from all mortgages, charges, liens, encumbrances and interests of third parties of any kind, whether legal or otherwise, and restrictions on transfer of any kind, and that they have full power and capacity to sell and to transfer their Scheme Shares together with any rights attaching to those shares.

5.4 Instructions to AGL

All binding instructions or notifications between a Scheme Participant (other than an Ineligible Overseas AGL Shareholder) and AGL relating to Scheme Shares or a Scheme Participant's status as an AGL Shareholder (including, without limitation, any instructions relating to communications from AGL and whether dividends are to be paid by cheque or into a specified bank account) will, to the extent permitted, from the Record Date be deemed, by reason of the Scheme, to be similarly binding instructions or notifications to, and accepted by, New Alinta Co and AGL Energy in respect of respectively the New Alinta Co Ordinary Shares, the New Alinta Co Converting Shares and the AGL Energy Shares that are issued to the Scheme Participants under the Scheme or Buy Back until those instructions or notifications are, in each case, revoked or amended in writing addressed to, as applicable, New Alinta Co or AGL Energy (at its registered address from time to time).

5.5 Scheme Participants' consent

Each Scheme Participant:

(a) consents to AGL doing all things necessary and executing all deeds, instruments, transfers or other documents as may be necessary, incidental or expedient to the implementation and performance of the Scheme and AGL, as agent of each Scheme Participant may sub-delegate its functions under this clause 5.5(a) to any of its directors and officers, jointly and severally;

(b) acknowledges that the Scheme binds AGL and all of the AGL Shareholders from time to time (including those who do not attend the Scheme Meetings, do not vote at that meeting or vote against the Scheme); and

(c) agrees to the transfer of their AGL Shares, together with all rights and entitlements attaching to those AGL Shares as at the Implementation Date, to New Alinta Co Sub, in accordance with the Scheme.

5.6 Amendments to the Scheme

If the Court proposes to approve the Scheme subject to any alterations or conditions, AGL may, by its counsel or solicitors, and with the consent of New Alinta Co and AGL Energy, consent to those alterations or conditions on behalf of all persons concerned, including a Scheme Participant.

5.7 Dealings in New Alinta Co Converting Shares

Except for or in connection with the Buy Back Agreement that is entered into in respect of the New Alinta Co Converting Shares that are issued under the Scheme, AGL will procure that, prior to completion of the Buy Back, New Alinta Co does not accept for

registration or recognise any dealings in respect of New Alinta Co Converting Shares (or any interest in such shares) and no such dealings are permitted.

6. General

6.1 Inconsistencies

To the extent of inconsistency between this Scheme and the AGL Constitution, this Scheme overrides the AGL Constitution and binds AGL and all AGL Shareholders.

6.2 Further assurance

AGL will execute all deeds and other documents and do all acts and things necessary or expedient for the implementation and performance of this Scheme and will, on behalf of Scheme Participants, procure New Alinta Co and AGL Energy to execute all documents and do all acts and things necessary or desirable for the implementation and performance of the steps attributed to New Alinta Co and AGL Energy under this Scheme and the Buy Back.

6.3 Costs

Any costs, and any stamp duty and any related fines or penalties, which are payable on or in respect of this Scheme or on any document referred to in this Scheme or the Buy Back Agreement will be paid as provided for in clauses 33.2 and 33.3 of the Merger Implementation Agreement. For the avoidance of doubt, the Scheme Participants do not have to pay any stamp duty, related fines or penalties which are payable on or in respect of this Scheme or any document referred to in this Scheme or the Buy Back Agreement.

6.4 GST

AGL must pay to the Scheme Participants an amount equal to any GST for which the Scheme Participants are liable on any supply by the Scheme Participants under or in connection with the Scheme, without deduction or set off of any other amount.

6.5 Governing law

This Scheme is governed by the laws of the State of New South Wales, Australia.

6.6 Official quotation of AGL Energy Shares

AGL will procure that, on or before the date that the Booklet is despatched to AGL Shareholders, AGL Energy applies to ASX for admission of AGL Energy to the official list of ASX and for AGL Energy Shares to be quoted on ASX (initially on a deferred settlement basis), in each case conditional upon the Court approving this Scheme and the Alinta Scheme pursuant to section 411(4)(b) of the Corporations Act.

6.7 Notices

Any notice or other communication to AGL in respect of this Scheme must be in legible writing and in English and:

(a) addressed as shown below:

Attention: Company Secretary

Address: 72 Christie Street, St Leonards NSW 2065

Fax no: +61 2 9921 2552;

(b) must be signed by the person making the communication or by a person duly authorised by that person;

(c) must be delivered or posted by prepaid post to the address, or sent by fax to the fax number, of AGL in accordance with clause 6.7(a); and

(d) will be regarded as received by AGL:

(i) if sent by fax, at the local time (in the place of receipt of that fax) which then equates to the time at which that fax is sent as shown on the transmission report which is produced by the machine from which that fax is sent and which confirms transmission of that fax in its entirety, unless that local time is not a Business Day, or is after 5:00pm on a Business Day, in which case that communication will be regarded as received at 9:00am on the next Business Day; and

(ii) in any other case, on delivery at the address of AGL as provided in clause 6.7(a), unless that delivery is not made on a Business Day, or after 5:00pm on a Business Day, in which case that communication will be regarded as received at 9:00am on the next Business Day.

6.8 Lodgement of Court Order with ASIC

AGL must lodge with ASIC an office copy of the Court order that approves this Scheme under section 411(4)(b) of the Corporations Act by 5.00pm on the second Business Day after the day on which the Court approves this Scheme.

Schedule 4

Notices of Meeting – AGL Meetings

1. Notice of Court-ordered AGL Scheme Meeting

By an order of the Federal Court of Australia made on 21 September 2006 pursuant to section 411(1) of the Corporations Act, a meeting of shareholders of The Australian Gas Light Company (**Company**) (other than Alinta Group Holdings Pty Ltd ABN 34 117 660 081) will be held at City Recital Hall, Angel Place, Sydney on 6 October 2006 at 10.30am.

The Court has also directed that Mark Johnson act as Chairman of the Meeting or failing him Graham Reaney, and has directed the Chairman to report the result of the Meeting to the Court.

The purpose of the meeting is to consider and, if thought fit, to agree to an amendment to a scheme of arrangement proposed to be made between the Company and the holders of its ordinary shares in the manner described in the Supplementary Booklet accompanying this notice, and then to consider the amended scheme of arrangement.

To enable you to make an informed voting decision, further information on the AGL Scheme is set out in the Booklet and the Supplementary Booklet of which this notice forms part. A copy of the amended scheme of arrangement is set out in Schedule 3 to the Supplementary Booklet and its purpose and effect are discussed throughout that document and the Booklet.

Terms used in this notice have the same meaning as set out in the Glossary in Section 11 of the Booklet unless provided otherwise.

(a) Business of the Meeting

Resolutions – AGL Scheme

To consider and, if thought fit, to pass the following resolutions:

1. "That the scheme of arrangement proposed between the Company and the holders of its ordinary shares as contained in and more particularly described in the Scheme Booklet dated 29 August 2006 is amended by varying the definition of Net Merger Value to read as follows:

   *"**Net Merger Value** means $2,348 million plus the amount of the distribution declared on 30 May 2006 of 6 cents per APT unit reinvested by AGL in accordance with APT's distribution reinvestment plan and the amount of any further distribution declared by APT and reinvested by AGL in the same manner prior to the Implementation Date."*

   as set out in the revised scheme of arrangement contained in Schedule 3 to the Supplementary Scheme Booklet dated 21 September 2006 (the **Amended Scheme**)."

2. "That pursuant to, and in accordance with, section 411 of the Corporations Act, the scheme of arrangement proposed between the Company and the holders of its ordinary shares, designated the Amended Scheme, as contained in Schedule 3 to the Supplementary Scheme Booklet dated 21 September 2006 and more particularly described in that Supplementary Scheme Booklet and the Scheme Booklet dated 29 August 2006, is approved (with or without modification as approved by the Federal Court of Australia)."

(b) Voting

Majority required

For the resolutions to be passed, they must be approved by a majority in number of the AGL Shareholders (other than Alinta Group Holdings Pty Ltd) voting (whether in person or by proxy) at the meeting, who must together hold at least 75% of the votes cast on the resolution.

How to vote

AGL Shareholders can vote in either of two ways:

- by attending the Meeting and voting in person or by attorney or, in the case of corporate shareholders, by corporate representative; or
- by appointing a proxy to attend the Meeting and vote on their behalf either by:
  - using the proxy form accompanying the Booklet or the Supplementary Booklet, of which this notice forms part; or
  - recording their proxy voting instructions on the internet at www.agl.com.au. To access this facility, AGL Shareholders will need their holder identification number (HIN) or securityholder reference number (SRN), surname or company name (as the case may be) and postcode which are printed on the proxy form which accompanies the Booklet or the Supplementary Booklet.

  Instructions on how to appoint a proxy are set out below and are detailed on the back of the proxy form.

Voting in person or by attorney

AGL Shareholders are asked to arrive at the venue from 9.30am to allow for registration for the Meeting. To help facilitate registration for the Meeting, please bring the proxy form accompanying the Supplementary Booklet.

A representative of a company attending the Meeting must present satisfactory evidence of his or her appointment to attend on its behalf, unless previously lodged with AGL or the AGL Share Registry. Attorneys should bring with them original or certified copies of the power of attorney under which they have been authorised to attend and vote at the AGL Scheme Meeting, unless previously lodged with AGL or the AGL Share Registry.

Voting by proxy

- An AGL Shareholder entitled to attend and vote is entitled to appoint not more than two proxies. Each proxy will have the right to vote on the poll and also to speak at the Meeting.
- The appointment of a proxy may specify the proportion or the number of votes that the proxy may exercise. Where more than one proxy is appointed and the appointment does not specify the proportion or number of the AGL Shareholder's votes that each proxy may exercise, each proxy may exercise half of the votes. However, neither proxy may vote on a show of hands.
- A proxy need not be an AGL Shareholder.
- If a proxy is not directed how to vote on an item of business, the proxy may vote or abstain from voting, as that person thinks fit.

- If a proxy is instructed to abstain from voting on an item of business, that person is directed not to vote on the AGL Shareholder's behalf on the poll, and the AGL Shares the subject of the proxy appointment will not be counted in computing the required majority.

- AGL Shareholders who return their proxy form(s) with a direction how to vote but do not nominate the identity of their proxy will be taken to have appointed the Chairman of the Meeting as their proxy to vote on their behalf. If a proxy form is returned but the nominated proxy does not attend the meeting, the Chairman of the Meeting will act in place of the nominated proxy and vote in accordance with any instructions. Proxy appointments in favour of the Chairman of the Meeting, any other AGL Director or the company secretary of AGL which do not contain a direction will be used to support the resolution to approve the AGL Scheme.

- Completed proxy forms should be sent to the AGL Share Registry using the envelope provided with the Booklet.

- To be effective:

  - proxy forms must be:

    - sent to the AGL Share Registry (using the envelope included with the Booklet) or hand delivered to Level 12, 680 George Street, Sydney NSW 2000;

    - faxed to the AGL Share Registry on (02) 9287 0309 from within Australia or +61 2 9287 0309 from overseas; or

    - sent to AGL's registered office at 72 Christie Street, St Leonards NSW 2065; or

  - electronic proxy voting instructions must be recorded on the internet at www.agl.com.au,

  so that they are received by no later than 11.00am on 4 October 2006. Proxy forms or proxy voting instructions received after this time will be invalid.

- The proxy form must be signed by the AGL Shareholder or the AGL Shareholder's attorney. Proxies given by corporations must be executed in accordance with the Corporations Act. Where the appointment of a proxy is signed by the appointor's attorney, a certified copy of the power of attorney, or the power itself, must be received by the AGL Share Registry at either of the above addresses or by fax by 11.00am on 4 October 2006. If faxed, the power of attorney must be certified.

Important notice

If you have already returned a proxy form to the AGL Share Registry in relation to the AGL Scheme Meeting that proxy will remain valid unless you revoke that proxy. You can revoke a proxy either by sending a letter to that effect to the AGL Share Registry or returning a new proxy form to the AGL Share Registry, in each case by no later than 11.00am on 4 October 2006.

The proxy forms appoint the proxy holder to represent the AGL Shareholder generally, as well as to vote on the resolutions. If the grantor of a proxy has already instructed an AGL director to vote as proxy in favour of the original AGL Scheme, the proxy intends to exercise the authority to represent the AGL Shareholder generally to vote in favour of both the resolution to amend the AGL Scheme and the resolution to approve the AGL Scheme as amended.

Even if you have returned a proxy form in relation to the meetings and do not want to change your instructions, the Directors encourage AGL Shareholders to lodge a new proxy for the meeting giving specific instructions for both resolutions to be considered at the meeting.

If you have any questions about the voting process please call the AGL Shareholder Information Line on 1800 824 522 (within Australia only) or +612 8280 7012 (international) between 8.30am and 5.30pm (Sydney time Monday to Friday).

(c) AGL Shareholders who are entitled to vote

Pursuant to section 411 of the Corporations Act and all other enabling powers, the Court has determined that the time for determining eligibility to vote at the Meeting is 7.00pm on 4 October 2006. Only those AGL Shareholders (other than Alinta Group Holdings Pty Ltd) entered on the AGL Share Register at that time will be entitled to attend and vote at the Meeting.

(d) Court approval

In accordance with section 411(4)(b) of the Corporations Act, in order to become Effective the AGL Scheme (with or without modification) must be approved by an order of the Court. If the resolutions put to this Meeting and to a meeting of the holder of the Excluded AGL Shares, being Alinta Group Holdings Pty Ltd, are each passed by the requisite majority and the other conditions precedent to the AGL Scheme are satisfied (or, where applicable, waived), AGL intends to apply to the Court on 9 October 2006 for approval of the AGL Scheme.

2. Notice of Court-Ordered Excluded AGL Shareholder Meeting

By an order of the Federal Court of Australia made on 21 September 2006 pursuant to section 411(1) of the Corporations Act, a meeting of the holder of the Excluded AGL Shares of The Australian Gas Light Company (**Company**) being Alinta Group Holdings Pty Ltd ABN 34 117 660 081 will be held at City Recital Hall, Angel Place, Sydney on 6 October 2006 at 11.30am or as soon thereafter as the Scheme Meeting of AGL Shareholders, other than Alinta Group Holdings Pty Ltd in its capacity as holder of the Excluded AGL Shares, has concluded or been adjourned.

The Court has also directed that Mark Johnson act as Chairman of the Meeting or failing him Graham Reaney, and has directed the Chairman to report the result of the Meeting to the Court.

The purpose of the meeting is to consider and, if thought fit, to agree to an amendment to a scheme of arrangement proposed to be made between the Company and the holders of its ordinary shares in the manner described in the Supplementary Booklet accompanying this notice, and then to consider the amended scheme of arrangement.

To enable the holder of the Excluded AGL Shares to make an informed voting decision, further information on the AGL Scheme is set out in the Booklet and the Supplementary Booklet of which this notice forms part. A copy of the amended scheme of arrangement is set out in Schedule 3 to the Supplementary Booklet and its purpose and effect are discussed throughout that document and the Booklet.

Terms used in this notice have the same meaning as set out in the Glossary in Section 11 of the Booklet unless provided otherwise.

(a) Business of the Meeting

Resolutions – AGL Scheme

To consider and, if thought fit, to pass the following resolutions:

1. "That the scheme of arrangement proposed between the Company and the holders of its ordinary shares as contained in and more particularly described in the Scheme Booklet dated 29 August 2006 is amended by varying the definition of Net Merger Value to read as follows:

   *"**Net Merger Value** means $2,348 million plus the amount of the distribution declared on 30 May 2006 of 6 cents per APT unit reinvested by AGL in accordance with APT's distribution reinvestment plan and the amount of any further distribution declared by APT and reinvested by AGL in the same manner prior to the Implementation Date."*

   as set out in the revised scheme of arrangement contained in Schedule 3 to the Supplementary Scheme Booklet dated 21 September 2006 (the **Amended Scheme**)."

2. "That pursuant to, and in accordance with, section 411 of the Corporations Act, the scheme of arrangement proposed between the Company and the holders of its ordinary shares, designated the Amended Scheme, as contained in Schedule 3 to the Supplementary Scheme Booklet dated 21 September 2006 and more particularly described in that Supplementary Scheme Booklet and the Scheme Booklet dated 29 August 2006, is approved (with or without modification as approved by the Federal Court of Australia)."

(b) Voting

Majority required

For the resolutions to be passed at this Meeting, they must be approved by a majority in number of the holders of Excluded AGL Shares (whether in person or by proxy) at the Meeting, who must together hold at least 75% of the votes cast on the resolution. As there is only one holder of Excluded AGL Shares, being Alinta Group Holdings Pty Ltd, the resolutions must be approved by that holder.

How to vote

The holder of Excluded AGL Shares can vote in either of two ways:

- by attending the Meeting and voting by attorney or by corporate representative; or
- by appointing a proxy to attend the Meeting and vote on its behalf either by:
  - using the proxy form accompanying the Booklet or the Supplementary Booklet, of which this notice forms part; or
  - recording its proxy voting instructions on the internet at www.agl.com.au. To access this facility, the holder of Excluded AGL Shares will need its holder identification number (HIN) or securityholder reference number (SRN), company name (as the case may be) and postcode which are printed on the proxy form which accompanies the Booklet or the Supplementary Booklet.

  Instructions on how to appoint a proxy are set out below and are detailed on the back of the proxy form.

Voting in person or by attorney

A representative of a company attending the Meeting must present satisfactory evidence of his or her appointment to attend on its behalf, unless previously lodged with AGL or the AGL Share Registry. Attorneys should bring with them original or certified copies of the power of attorney under which they have been authorised to attend and vote at the Meeting, unless previously lodged with AGL or the AGL Share Registry.

Voting by proxy

- The holder of the Excluded AGL Shares is entitled to appoint not more than two proxies. Each proxy will have the right to vote on the poll and also to speak at the Meeting.
- The appointment of a proxy may specify the proportion or the number of votes that the proxy may exercise. Where more than one proxy is appointed and the appointment does not specify the proportion or number of the holder's votes that each proxy may exercise, each proxy may exercise half of the votes. However, neither proxy may vote on a show of hands.
- A proxy need not be an AGL Shareholder.
- If a proxy is not directed how to vote on an item of business, the proxy may vote or abstain from voting, as that person thinks fit.
- If a proxy is instructed to abstain from voting on an item of business, that person is directed not to vote on behalf of the holder of the Excluded AGL Shares on the poll, and the Excluded AGL Shares the subject of the proxy appointment will not be counted in computing the required majority.

- If the holder of the Excluded AGL Shares returns its proxy form(s) with a direction how to vote but does not nominate the identity of its proxy, it will be taken to have appointed the Chairman of the Meeting as its proxy to vote on its behalf. If a proxy form is returned but the nominated proxy does not attend the Meeting, the Chairman of the Meeting will act in place of the nominated proxy and vote in accordance with any instructions. Proxy appointments in favour of the Chairman of the Meeting, any other AGL Director or the company secretary of AGL which do not contain a direction will be used to support the resolution to approve the AGL Scheme.

- Completed proxy forms should be sent to the AGL Share Registry using the envelope provided with the Booklet.

- To be effective:

  - proxy forms must be:

    - sent to the AGL Share Registry (using the envelope included with the Booklet) or hand delivered to Level 12, 680 George Street, Sydney NSW 2000;

    - faxed to the AGL Share Registry on (02) 9287 0309 from within Australia or +61 2 9287 0309 from overseas; or

    - sent to AGL's registered office at 72 Christie Street, St Leonards NSW 2065; or

  - electronic proxy voting instructions must be recorded on the internet at www.agl.com.au,

  so that they are received by no later than 11.00am on 4 October 2006. Proxy forms or proxy voting instructions received after this time will be invalid.

- Any proxy form must be signed by the holder of the Excluded AGL Shares in accordance with the Corporations Act or its attorney. Where the appointment of a proxy is signed by the appointor's attorney, a certified copy of the power of attorney, or the power itself, must be received by the AGL Share Registry at either of the above addresses or by fax by 11.00am on 4 October 2006. If faxed, the power of attorney must be certified.

Important notice

If you have already returned a proxy form to the AGL Share Registry in relation to the AGL Scheme Meeting that proxy will remain valid unless you revoke that proxy. You can revoke a proxy either by sending a letter to that effect to the AGL Share Registry or returning a new proxy form to the AGL Share Registry, in each case by no later than 11.00am on 4 October 2006.

The proxy forms appoint the proxy holder to represent the AGL Shareholder generally, as well as to vote on the resolutions. If the grantor of a proxy has already instructed an AGL director to vote as proxy in favour of the original AGL Scheme, the proxy intends to exercise the authority to represent the AGL Shareholder generally to vote in favour of both the resolution to amend the AGL Scheme and the resolution to approve the AGL Scheme as amended.

Even if you have returned a proxy form in relation to the meetings and do not want to change your instructions, the Directors encourage AGL Shareholders to lodge a new proxy for the meeting giving specific instructions for both resolutions to be considered at the meeting.

If you have any questions about the voting process please call the AGL Shareholder Information Line on 1800 824 522 (within Australia only) or +612 8280 7012 (international) between 8.30am and 5.30pm (Sydney time Monday to Friday).

(c) Entitlement to vote

Pursuant to section 411 of the Corporations Act and all other enabling powers, the Court has determined that the time for determining eligibility to vote at the Meeting is 7.00pm on 4 October 2006. The holder of the Excluded AGL Shares is the only AGL Shareholder entitled to attend and vote at the Meeting and it will only be entitled to attend and vote at the Meeting if it is entered on the AGL Share Register at that time.

(d) Court approval

In accordance with section 411(4)(b) of the Corporations Act, in order to become Effective the AGL Scheme (with or without modification) must be approved by an order of the Court. If the resolutions put to this Meeting and to the AGL Scheme Meeting which took place immediately before this Meeting are each passed by the requisite majority and the other conditions precedent to the AGL Scheme are satisfied (or, where applicable, waived), AGL intends to apply to the Court on 9 October 2006 for approval of the AGL Scheme.


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 21/09/2006

TIME: 18:20:00

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

ASX Statement re Supplementary Scheme Booklet information

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.



Tel: +61 2 9921 2999
Fax: +61 2 9921 2552

The Australian Gas Light Company
ABN 95 052 167 405

AGL Centre, 72 Christie Street
St Leonards, 2065 NSW
AUSTRALIA

Locked Bag 1837
St Leonards, 2065 NSW
AUSTRALIA

ASX Statement

September 21, 2006

Supplementary Scheme Booklet information

The Australian Gas Light Company (AGL) has tonight lodged with the Australian Stock Exchange a supplementary Scheme Booklet regarding the Recommended Proposal to merge the infrastructure assets of AGL with Alinta Limited and subsequent separation of AGL Energy.

The additional disclosure is related to a proposed amendment to the AGL Scheme of Arrangement, following from changes agreed between AGL and Alinta to the Recommended Proposal which AGL Shareholders will consider at meetings scheduled for October 6, 2006.

The additional disclosure relates to an agreement between AGL and Alinta to remove AGL's GasValpo business from the AGL infrastructure assets to be acquired by Alinta and the consequential adjustment to the net merger value and scheme consideration.

None of the matters outlined in the Supplementary Scheme Booklet change the AGL Directors' recommendations in relation to the Recommended Proposal. The AGL Board continues to **recommend** that AGL Shareholders **vote in favour** of the AGL Scheme.

Full details of the additional disclosure is contained in the Supplementary Scheme Booklet.

Paul McWilliams
AGL Company Secretary



ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 26/09/2006

TIME: 12:08:03

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice x6

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	THE AUSTRALIAN GAS LIGHT COMPANY
ABN	95 052 167 405

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	SIR RONALD BRIERLEY
Date of last notice	10 MARCH 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	19 SEPTEMBER 2006
No. of securities held prior to change	75,422
Class	ORDINARY
Number acquired	2,348
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$20.76
No. of securities held after change	77,770

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	AGL SHARE PURCHASE PLAN

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	THE AUSTRALIAN GAS LIGHT COMPANY
ABN	95 052 167 405

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	D P CRAIG
Date of last notice	10 MARCH 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	19 SEPTEMBER 2006
No. of securities held prior to change	3,241
Class	ORDINARY
Number acquired	404
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$20.76
No. of securities held after change	3,645

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	AGL SHARE PURCHASE PLAN

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	THE AUSTRALIAN GAS LIGHT COMPANY
ABN	95 052 167 405

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	C J HEWSON
Date of last notice	10 MARCH 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	19 SEPTEMBER 2006
No. of securities held prior to change	51,386
Class	ORDINARY
Number acquired	1,513
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$20.76
No. of securities held after change	52,899

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	AGL SHARE PURCHASE PLAN

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	THE AUSTRALIAN GAS LIGHT COMPANY
ABN	95 052 167 405

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	M R G JOHNSON
Date of last notice	10 MARCH 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	19 SEPTEMBER 2006
No. of securities held prior to change	198,366
Class	ORDINARY
Number acquired	5,637
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$20.76
No. of securities held after change	204,003

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	AGL SHARE PURCHASE PLAN

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	THE AUSTRALIAN GAS LIGHT COMPANY
ABN	95 052 167 405

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	M G OULD
Date of last notice	10 MARCH 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	19 SEPTEMBER 2006
No. of securities held prior to change	12,805
Class	ORDINARY
Number acquired	1,560
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$20.76
No. of securities held after change	14,365

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	AGL SHARE PURCHASE PLAN

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	THE AUSTRALIAN GAS LIGHT COMPANY
ABN	95 052 167 405

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	G J REANEY
Date of last notice	10 MARCH 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Renilton Pty Ltd <Medusa Super Fund A/C>
Date of change	19 SEPTEMBER 2006
No. of securities held prior to change	90,460
Class	ORDINARY
Number acquired	1,379
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$20.76
No. of securities held after change	91,839

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	AGL SHARE PURCHASE PLAN

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 29/09/2006

TIME: 17:39:52

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

ASX Statement

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.


AGL

Tel: +61 2 9921 2999
Fax: +61 2 9921 2552

AGL Centre, 72 Christie Street
St Leonards, 2065 NSW
AUSTRALIA

The Australian Gas Light Company
ABN 95 052 167 405

Locked Bag 1837
St Leonards, 2065 NSW
AUSTRALIA

ASX Statement

September 29, 2006

Since the release of AGL's Supplementary Booklet, a number of ASX announcements have been made by Alinta, APT, the Takeovers Panel and the ACCC which are relevant to matters disclosed in section 4 of the Supplementary Booklet.

Copies of these announcements are attached.

Paul McWilliams
AGL Company Secretary



Takeovers Panel

MEDIA RELEASE

No: 92/2006

24 September 2006

Australian Pipeline Trust 01R – Panel Final Orders

The Takeovers Panel advises that it has today made final orders in relation to acquisitions (**Acquisitions**) of 10.25% of the units in Australian Pipeline Trust (**APT**) by Alinta Limited (**Alinta**) in the period 16 August to 22 August (inclusive). The orders follow the Panel's decision on 20 September 2006 to make a declaration of unacceptable circumstances (TP 06-90). A copy of the orders is attached at Annexure A to this Media Release.

The Panel received applications dated 5 September 2006 and 8 September 2006 from Alinta (TP 06-83) seeking a review of the decision of the APT01 Panel's decision to make a decarlation of unacceptable circumstances and final orders in relation to the Australian Pipeline Trust 01 proceedings (TP 06-82, TP 06-85).

The Panel decided that the Acquisitions constituted unacceptable circumstances having regard to:

(a) the fact that the Acquisitions constituted, or gave rise to, a contravention of section 606 of the Corporations Act, and

(b) the effect of the Acquisitions on the control or potential control of APT.

The Panel has ordered that the units in APT which Alinta acquired under the Acquisitions (**Sale Units**) be vested in ASIC for sale by a stockbroker or investment bank selected by ASIC (**Appointed Seller**) and that the net proceeds be returned to Alinta. The Appointed Seller will be instructed to

(a) maximise competition for , and the price of, the Sale Units;

(b) sell the Sale Units either under a bookbuild or into a takeover bid, as long as the takeover bid is:

(i) for all units in APT;

(ii) subject at most to a prescribed occurrence defeating condition;

(iii) for cash, or including a cash alternative of equivalent value (which the Appointed Seller will select); and

(c) sell the Sale Units within 6 weeks, without (in its opinion as an expert) unreasonably depressing the market price of units in APT.

Alinta and AGL (and their associates) will be prohibited from acquiring the Sale Units under a bookbuild, but may acquire them under takeover offers for all of the units in APT.

Alinta is prohibited from acquiring or disposing of units in APT (or dealing via derivative instruments) until the schemes of arrangement (**Schemes**) to merge Alinta and The Australian Gaslight Company (**AGL**) are implemented or the Merger Implementation Agreement (**MIA**) between Alinta and AGL concerning the Schemes lapses if the Schemes are not implemented.

The Panel has allowed Alinta Infrastructure Holdings (AIH) additional time to make submissions as to whether or not it should be included as an associate of Alinta in the orders. If it were included as an associate it would be subject to the same restrictoins as Alinta. AIH has given the Panel undertakings restricting it dealing in units in APT prior to the Panel deciding the issue.

Under the Panel's orders, any bidder (whether Alinta or a rival) will have a reasonable time within which to bid for APT and acquire the Sale Units if it is the highest bidder. A bidder is free to make a scrip only takeover bid for all of the units in APT, however, the Appointed Seller will be instructed not to accept the Sale Units into a takeover bid without an equivalent cash alternative consideration. The Appointed Seller (under the guidance of ASIC) will determine how and to whom to sell the Sale Units. The Appointed Seller will be instructed by ASIC to seek to maximise the competition, and the price, for the Sale Units within the time initially allowed for the sale process.

The Panel considers that this will put the market for control of APT back as closely as possible as it was prior to the Acquisitions. At the time of the Acquisitions Alinta was free, under the Corporations Act, to make a takeover bid for all of the units in APT. It could have acquired the Sale Units under a full takeover bid instead of making the Acquisitions and the unitholders of APT could then have chosen to sell into an Alinta takeover bid. Under the Panel's orders that will remain the case, as will the competitive position of any person who wishes to make a rival offer for APT.

In the proceedings before the Panel Alinta submitted to the Panel that AGL was free to sell the 26% of units in APT which AGL holds (**AGL Parcel**), to the highest bidder if there were a bid for APT, and, under the terms of the MIA, Alinta was not entitled to withold its consent unreasonably from AGL selling the AGL Parcel. The proceeds of the AGL Parcel sale would be included in the AGL Infrastructure Assets which Alinta would acquire under the Schemes.

The parties made a number of requests to the Panel as to restrictions to be placed on the sale process. The Panel's strong preference was to leave the dynamics of the sale process to the Appointed Seller and the market. Therefore, it did not include those restrictions on disposal of the Sale Units.

The Panel has expressly allowed all parties to come back to the Panel for variation of its orders if circumstances appear to require changes to the orders.

The sitting Panel in these proceedings is David Gonski AO (sitting President), Marian Micalizzi and Prof. Ian Ramsay (sitting deputy President).

The Panel will publish its reasons for its decision on its website.

Nigel Morris
Director, Takeovers Panel
Level 47, 80 Collins Street
Melbourne, VIC 3000
Ph: +61 3 9655 3501
nigel.morris@takeovers.gov.au

Annexure A

Corporations Act
Section 657D
Final Orders

In the matter of Australian Pipeline Trust

Pursuant to section 657D of the Corporations Act 2001 (**Act**) and pursuant to a declaration of unacceptable circumstances made by the Panel on 20 September 2006, the Takeovers Panel HEREBY ORDERS:

Divestment order

(1) that the Sale Units vest in the Australian Securities and Investments Commission (**ASIC**) to be held by ASIC on a trust, for ASIC to:

  (a) sell the Sale Units; and

  (b) subject to any requirement arising under a Tax Law, account to the persons or their nominee who, immediately before the making of this order, were the registered holders of the relevant Sale Units for the proceeds of sale and any distributions on the Sale Units received by ASIC, net of the costs, fees and expenses of the sale and any costs, fees and expenses incurred by ASIC, or which ASIC reasonably incurs, or estimates it will incur, in complying with these orders (even where those costs, fees or expenses are incurred in relation to any earlier unsuccessful attempt to sell the Sale Units). If ASIC considers there to be a reasonable doubt as to whether a requirement has arisen under a Tax Law, ASIC is not required to so account for that proportion of the proceeds relating to the apparent requirement until it has determined whether a requirement has, in fact, arisen;

(2) that Alinta and its agents do all things necessary to give effect to the transfer under order (1) within 4 business days of the date of these Orders;

(3) that ASIC retain an investment bank or licensed stock broker (**Appointed Seller**) which:

  (a) ASIC considers to be appropriately licensed to conduct the sale; and

(b) provides to ASIC a statutory declaration that, having made proper inquiries, the Appointed Seller is not aware of any interest, past, present, or prospective which could conflict with the proper performance of the Appointed Seller's functions in relation to the disposal of the Sale Units;

(4) that ASIC will instruct the Appointed Seller:

(a) to sell the Sale Units for a cash sum by:

(i) a bookbuild; or

(ii) into a takeover bid (which offers cash as bid consideration (or an equivalent cash amount as one of the alternatives of bid consideration)) for all units in APT that is (at that date) freed from conditions (other than prescribed occurrences) (**Unconditional Bid**);

(b) to seek to maximise the competition for, and the sale price of, the Sale Units;

(c) that none of the Parties may acquire or buy any of the Sale Units other than pursuant to an acceptance by the Appointed Seller into an Unconditional Bid;

(d) that unless the Appointed Seller sells Sale Units by accepting into an Unconditional Bid, it must obtain from any purchaser of Sale Units, prior to the sale, a statutory declaration or statement in accordance with rule 7.1(c) of the Panel's Rules for Proceedings that it is not associated with any of the Parties;

(5) without limiting ASIC's ability to seek further orders, that ASIC seek further orders from the Panel if the Appointed Seller is unable to dispose of all of the Sale Units within 6 weeks from the date of engagement of the Appointed Seller, without, in its reasonable opinion acting as expert, unduly depressing the market price of APT units;

Creep order

(6) that Alinta may not take into account any relevant interest or voting power that Alinta or its associates had, or have had, in the Sale Units, when calculating the voting power referred to in Item 9(b) of section 611, of a person six months before an acquisition exempted under Item 9 of section 611;

Acquiring, disposing and voting restriction orders

(7) Alinta not to:

(a) acquire any relevant interest in any further units in APT;

(b) purchase any units in APT;

(c) dispose of any relevant interest in any Sale Units, other than in a manner approved by the Panel;

(d) enter into, buy, dispose of, terminate or otherwise deal with any cash settled equity swap or other synthetic, economic or derivative transaction connected or relating to any units in APT or the price of units in APT;

(e) exercise any rights attaching to any Sale Unit, including voting any of those Sale Units at a general or extraordinary meeting of APT unitholders;

(f) agree or give any right to require it to do anything referred to in paragraphs (7)(a) to (e) above;

prior to the implementation of the Schemes, or the expiry of the MIA,

(8) that each Party, APT and ASIC have the liberty to apply for further orders in relation to the matters covered by orders (1), (2), (3), (4), (5), (6) and (7);

Nothing in these orders (including order 7) prevents Alinta making a takeover bid for all APT units.

Dated 24 September 2006

David Gonski AO

President of the Sitting Panel

Schedule 1 - Glossary

Act means Corporation Act 2001 (Cth).

Alinta means Alinta Limited, its related bodies corporate and its associates.

AGL means the Australian Gas Light Company.

APT means Australian Pipeline Trust.

associate has the meaning given to that term by sections 12, 15 and 16 of the Act with the modification that in sub-paragraph 12(2)(a)(ii) the expression "a body corporate" is replaced by the expression "an entity" and "entity" has the meaning given in section 64A of the Act.

MIA means the Merger Implementation Agreement dated 22 June 2006 between Alinta, AGL, AGL Energy Limited and Alinta Mergeco Limited.

Parties means Alinta and AGL and their associates.

prescribed occurrences means the occurrences set out in section 652C of the Act.

Sale Units means Alinta's 10.25% holding in APT acquired on and between 16 and 22 August 2006 (inclusive), and units in APT acquired by Alinta under the placement bookbuild conducted by APT on 31 August 2006 and 1 September 2006.

Schemes means proposed schemes of arrangement between Alinta Limited and AGL.

Tax Law means the *Income Tax Assessment Act* 1936 (Cth), the *Income Tax Assessment Act* 1997 (Cth) or any other law of the Commonwealth relating to taxation law.



Alinta

Alinta Limited
ABN 40 087 857 001

The Quadrant
1 William Street
Perth WA 6000
GPO Box W2030
Perth WA 6846

Telephone 08 9486 3000
Facsimile 08 9486 3030

25 September 2006

To: Company Announcements Office
ASX

By: Electronic Lodgement

Alinta to Seek Judical Review of Panel Ruling

Attached is a News Release regarding the above.

Murray King
Company Secretary

Enclosure

News Release


Alinta

25 September, 2006

ALINTA TO SEEK JUDICIAL REVIEW OF PANEL RULING

Alinta Limited ("Alinta") proposes commencing proceedings in the Federal Court of Australia seeking judicial review of the Takeovers Panel's ruling of unacceptable circumstances in relation to Alinta's acquisition of a 10.25 per cent stake in the Australian Pipeline Trust ("APA") and the Panel's orders that the stake be vested in ASIC for sale.

Alinta CEO Bob Browning said: "It is hard to fathom how the Takeovers Panel have arrived at this ruling. Alinta firmly believes it has broken no law by acquiring this stake, nor done anything unacceptable. We consider the Panel has erred in its ruling and its orders and has failed a fundamental logic test.

"Alinta is particularly concerned by the Panel's ruling as, shortly after entering into the Merger Implementation Agreement, Alinta obtained relief from ASIC, to remove any question that Alinta acquired a relevant interest in AGL's holding in APA under that agreement.

"Although it did not consider it had acquired any relevant interest, it did this to remove all doubt. Alinta provided the MIA to ASIC as part of its relief application.

"Alinta believes that, contrary to the Panel's ruling, the relief it obtained removed the suggestion it had a relevant interest. In acquiring its 10.25%, Alinta acted on the assumption the ASIC relief was effective. The Panel's ruling and orders appear to ignore these matters.

"In Alinta's view, the Panel's ruling is wrong in law, and made without regard to crucial matters. It is vital that companies are able to rely on predictable regulatory oversight in taking actions.

"This ruling of the Panel has regrettably left Alinta with no alternative other than seeking to have it corrected in a court of law."

For more information please contact:

Media

Tony Robertson
Group Manager External Affairs
Mobile: 0419 867 230

Jim Kelly
Director, Third Person Communications
Mobile: 0412 549 083

Investor Relations

Shaun Duffy
Manager Investor Relations
Phone: (08) 9486 3229
Mobile: 0404 094 384

Level 5
Airport Central Tower
241 O'Riordan Street
PO Box 934
Mascot NSW 2020

Phone: 61 2 9693 0000
Fax: 61 2 8339 0005
www.pipelinetrust.com.au


Australian
Pipeline Trust

Australian Pipeline Ltd
ACN 091 344 704

ARSN 091 678 778

25 September 2006

The Manager

Company Announcements Office
Australian Stock Exchange
4th Floor, 20 Bridge Street
Sydney NSW 2000

Electronic Lodgement

Dear Sir or Madam

Company Announcement

In accordance with the listing rules, I attach the following announcements for release to the
market:

- APA Comments On Panel Orders

Yours sincerely

A James.

Austin James
Company Secretary

Level 5
Airport Central Tower
241 O'Riordan Street
PO Box 934
Mascot NSW 2020

Phone: 61 2 9693 0000
Fax: 61 2 8339 0005
www.pipelinetrust.com.au

Australian
Pipeline Trust



Australian Pipeline Ltd
ACN 091 344 704

ARSN 091 678 778

MEDIA RELEASE

25 September 2006

APA COMMENTS ON PANEL ORDERS

Australian Pipeline Trust (APA) is pleased with the orders made by the Takeovers Panel to address the unacceptable circumstances surrounding Alinta's acquisition of a 10.25% stake in APA.

The Review Panel has confirmed the initial Panel's decision of unacceptable circumstances, as well as APA's view that Alinta's acquisition of units in APA on market in August 2006 was illegal and otherwise generally unacceptable.

Alinta has announced that it will again seek a review of this decision, this time in the Federal Court. APA will press for this review to happen expeditiously.

APA Managing Director, Mick McCormack, said the Panel ruling was in the best interests of APA unitholders, and would address the problems created by Alinta's attempts to gain control of APA without the approval of unitholders and without giving them all an equal chance to participate.

"We welcome the Panel's order requiring Alinta to divest its 10.25% stake in APA. APA believes the acquisition of this stake was not only inconsistent with Alinta's undertakings to the ACCC to ultimately divest its entire unitholding in APA, but was also was in contravention of the Corporations Act."

"As significant competition issues arise from Alinta holding a substantial interest in APA after its planned merger with AGL, APA agrees with the course initially proposed by Alinta to divest its entire holding in APA. We find it hard to accept that the new approach by Alinta, of gaining control of APA and selling major and important APA assets to whom it chooses, will be in the interests of our unitholders."

"APA remains committed to maximising value for all its unitholders and to acting in their best interests. We are working to deliver further growth in our business, in line with the strategy that has seen significant growth already, for the benefit of all unitholders" Mr McCormack said.

Investor enquiries:
Mick McCormack, Managing Director
Australian Pipeline Limited
+61 2 9693 0011

Media enquiries:
Paula Hannaford
Gavin Anderson & Company
+61 2 9552 4499
0413 940 180

About Australian Pipeline Trust (APA)
The Australian Pipeline Trust is the major ASX-listed energy transmission company in Australia with interests in more than 8,000km of natural gas pipeline infrastructure, a CSG processing plant, gas storage facilities and a high voltage direct current interconnector system including a 180km underground transmission cable. The trust has a varied and quality customer base including AGL, Cooper Eromanga Basin Producers, Xstrata, Newmont, CS Energy, BHP Billiton, Zinifex, Incitec Pivot, Origin, Energex, RioTinto, Nickel West, Synergy and Verve Energy.



Alinta

Alinta Limited
ABN 40 087 857 001

The Quadrant
1 William Street
Perth WA 6000
GPO Box W2030
Perth WA 6846

Telephone 08 9486 3000
Facsimile 08 9486 3030

28 September 2006

To: Company Announcements Office
ASX

By: Electronic Lodgement

Federal Court Grants Stay of Takeover Panel Orders

Attached is a News Release regarding the above.

Patrick McCole
Company Secretary

Enclosure

News Release


Alinta

28 September 2006

FEDERAL COURT GRANTS STAY OF TAKEOVER PANEL ORDERS

Alinta is pleased to advise the Federal Court has today granted a stay of the orders issued by the Takeovers Panel requiring Alinta to vest its 10.25% stake in Australian Pipeline Trust (APA) with ASIC for sale. The orders issued by the Panel on 24 September (as varied) had required Alinta to deliver the stock to ASIC by tomorrow.

The Court has by consent granted the stay until 9 October when it will hear the judicial review application lodged by Alinta in relation to the Takeover Panel's findings of unacceptable circumstances and the resulting orders to sell the stake in APA.

The hearing will follow the second court hearing for the Scheme of Arrangement that will be voted on by shareholders on 6 October.

Alinta CEO Mr Bob Browning said: "We look forward to the opportunity to state our case to the Federal Court as we firmly believe we have broken no laws nor undertaken any unacceptable actions in acquiring our 10.25% stake in APA."

For more information please contact:

Media

Tony Robertson
Group Manager Corporate Affairs
Phone: (08) 9486 3014

Jim Kelly
Director, Third Person Communications
Phone: 0412 549 083

Investor Relations

Shaun Duffy
Group Manager Investor Relations
Phone: (08) 9486 3229





Australian
Competition &
Consumer
Commission

NEWS RELEASE

PO Box 1199, Dickson ACT 2602
470 Northbourne Ave, Dickson ACT 2602
Ph (02) 6243 1111 Fax (02) 6243 1199
www.accc.gov.au

A.C.C.C. NOT TO RELIEVE ALINTA OF ITS UNDERTAKING TO DIVEST AGILITY SERVICE CONTRACTS

The Australian Competition and Consumer Commission has decided not to relieve Alinta of the requirement to divest the Agility service contracts which operate over the Moomba to Sydney and Parmelia Pipeline, ACCC Chairman, Mr Graeme Samuel, said today.

On 2 August 2006, the ACCC approved the Alinta AGL joint merger proposal subject to Alinta's eventual divestiture of the whole of its interest in the Australian Pipeline Trust and divestiture of the Agility service contracts which operated over the MSP and Parmelia Pipeline.

Whilst Alinta has since proposed an alternative undertaking where its interest in the Australian Pipeline Trust is retained, but with removal of any interest in the MSP, Parmelia Pipeline or GasNet, under both scenarios the ACCC agreed to consider whether it was necessary for Alinta to divest the Agility service contracts which operate over the MSP and Parmelia Pipeline.

The Agility contracts relate to a whole suite of services including pipeline operation, maintenance and reporting functions.

"The ACCC has concluded that the contracts would allow Alinta significant scope for control of the MSP and Parmelia pipelines even in the absence of any direct ownership and would alter the competitive incentives in relation to the pipelines", Mr Samuel said.

"The ACCC is concerned that ownership of the Agility contracts would give Alinta access to sensitive information regarding the operations of the MSP and Parmelia pipeline".

Market participants contacted confirmed that the contracts would provide considerable scope for Alinta to access information relating to the pricing and flow of gas on the MSP and Parmelia and that this would affect competition for the supply of wholesale gas.

The ACCC is also concerned that Alinta's involvement in augmentation planning and the regulatory process, as would occur under the Agility contracts, would be in conflict with Alinta's interests in the Eastern Gas Pipeline and the Dampier to Bunbury Natural Gas Pipeline. Market inquiries in relation to these functions revealed that these concerns were held by many market participants.

In relation to the maintenance and other functions which may impact on pipeline constraints, the ACCC is concerned that these will give Alinta scope to influence the effective operation of the MSP and Parmelia pipelines to the detriment of competition.

The ACCC is continuing its assessment of Alinta's new proposed alternative undertaking.

Media inquiries
Mr Graeme Samuel, Chairman, (03) 9290 1812 or 0408 335 555
Dr Stephen King, Commissioner, (03) 9290 1863 or 0439 988 901
Mr Brent Rebecca, Media Unit, (02) 6243 1317
General Inquiries
Infocentre: 1300 302 502
MR 229/06
29 September 2006


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 29/09/2006

TIME: 17:40:20

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

AGL receives draft ATO ruling on Scheme

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Tel: +61 2 9921 2999
Fax: +61 2 9921 2552

The Australian Gas Light Company
ABN 95 052 167 405

AGL Centre, 72 Christie Street
St Leonards, 2065 NSW
AUSTRALIA

Locked Bag 1837
St Leonards, 2065 NSW
AUSTRALIA

media release

September 29, 2006

AGL receives draft ATO ruling on Scheme

The Australian Gas Light Company (AGL) has today received a draft Class Ruling from the Australian Taxation Office (ATO) on the Australian income tax consequences of the AGL Scheme for AGL Shareholders.

If issued in final form, the Class Ruling will confirm that eligible AGL Shareholders who hold AGL Shares on capital account and who would otherwise make a capital gain on the disposal of their AGL shares, will be able to elect scrip-for-scrip roll-over relief.

AGL welcomes the ATO's draft ruling. The final Class Ruling is not expected to be issued until after the Scheme Implementation Date but AGL does not expect there to be significant differences between the draft and final ruling.

As a result of this and as outlined in AGL's Supplementary Scheme Booklet, AGL will, prior to the court hearing to approve the AGL Scheme on October 9 2006, waive the condition precedent to the Scheme that required a final Class Ruling to have been published by that date. Alinta has also undertaken to AGL to waive this condition in these circumstances.

However, it is important to clarify that draft rulings are not binding upon the ATO and cannot be relied upon by shareholders until the final Class Ruling.

AGL Shareholders will vote on the AGL Scheme at meetings on October 6, 2006. The AGL Board has unanimously recommended that AGL Shareholders **vote in favour** of the Recommended Proposal to merge AGL's infrastructure assets with Alinta Limited and the subsequent separation of AGL Energy.

AGL Shareholders are reminded that proxy forms must be lodged by no later than 11:00am EST on October 4 2006. Shareholders who intend to vote by proxy are encouraged to complete the proxy form enclosed with AGL's Supplementary Booklet dated September 21 2006. Alternatively Shareholders can vote online at www.agl.com.au.

Further enquiries:
Media

Contact: Jane Counsel, Media Relations Manager
Direct: + 61 2 9921 2352
Mobile: + 61 (0) 416 275 273
E-mail: jcounsel@agl.com.au

Investors & Analysts

Contact: Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
Email: gthompson@agl.com.au